This is a confidential draft submission to the Securities and Exchange Commission on September 11,
2015 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Performance Health Holdings Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5190 (Primary standard industrial classification code number)	80-0856022 (I.R.S. employer identification number)

1245 Home Ave.
Akron, OH 44310
Telephone: (330) 633-8460
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Marshall Dahneke
Chief Executive Officer
1245 Home Ave.
Akron, OH 44310
Telephone: (330) 633-8460
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher D. Comeau, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Kris F. Heinzelman, Esq. Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated Filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the "Securities Act").

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Calculated pursuant to Rule 457(o) of the Securities Act.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus
Subject to Completion. Dated September 11, 2015.

                      Shares

Performance Health Holdings Corp.

Common Stock

        This is our initial public offering. We are offering                      shares of common stock.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . We intend to list our common stock on                      under the symbol "PHC."

        The underwriters have an option to purchase up to                      additional shares from us at the initial public offering price per share to cover any over-allotment of shares.

        We are an "emerging growth company" under federal securities laws and are subject to reduced public company disclosure standards.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2015.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse Baird	Jefferies UBS Investment Bank

Prospectus dated                           , 2015.

        Until                    , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide any information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

Market and Other Industry Data

        Market data and certain industry forecasts used throughout this prospectus were obtained from market research, consultant surveys, publicly available information, industry publications and surveys conducted by independent third parties, including Strategic Data Marketing. Such research, surveys, information and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from such third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

        Throughout this prospectus we have used market data about our brands and industry obtained from an October 2014 report by the Newton Strategy Group, a management consulting firm focused on providing market diligence to private equity firms, who we retained and compensated to perform the study (the "Newton Report"). We believe the report to be reliable based upon our management's knowledge of the industry, but we have not independently verified the report's findings. The Newton Report defines the "Share," "Brand Rank" and "Unaided Awareness" of our brands. The "Share" of each brand is defined as the market share of the relevant brand within its core product category on a revenue basis, except for Bon Vital, whose market share is measured based on the percentage of massages in which the brand is used. The "Brand Rank," or "Rank," of each brand is defined as the brand's rank by Share within its core product category. A brand's "Unaided Awareness" is defined as the percentage of surveyed hands-on healthcare practitioners who could name the brand, unassisted, when asked to name brands in a particular product category. The core product category of each brand and the types of healthcare practitioners surveyed about each brand are as follows:

Brand	Core Product Category	Surveyed Practitioners
Biofreeze	Topical analgesics	Clinical healthcare practitioners*
TheraBand	Resistance bands and tubes	Clinical healthcare practitioners*
TheraPearl	Hybrid cold/heat packs	N/A
Cramer	Sports medicine	Athletic trainers
Bon Vital	Massage lubricant	Massage therapists
Perform	Retail topical analgesics	N/A

*
Clinical healthcare practitioners, which we refer to throughout this prospectus as "hands-on healthcare practitioners," include physical therapists, occupational therapists, chiropractors, massage therapists, athletic trainers and podiatrists.

        While we are not aware of any misstatements regarding any market, industry or similar data presented herein, whether in the Newton Report or otherwise, such data involves risks and uncertainties, including the extent to which the data is derived from a statistically significant segment of the market or industry, and is subject to change based on various factors, including those discussed in "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

Trademarks

        This prospectus includes our trademarks such as, but not limited to, Biofreeze, TheraBand, Perform, Cramer, Bon Vital, TheraPearl and Hygenic which are protected under applicable intellectual property laws and are owned by Performance Health Holdings Corp. through its subsidiaries. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Fiscal Years

        References in this prospectus to fiscal years are to our fiscal years, which end on April 30.

ii

 PROSPECTUS SUMMARY

        This prospectus summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified by and should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. You should carefully read the entire prospectus, including the financial data and related notes and "Risk Factors" before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the "Company," "Performance Health," "we," "us" and "our" refer to Performance Health Holdings Corp. and its consolidated subsidiaries. All information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares, unless otherwise noted.

Our Company

        Performance Health is a fast-growing, highly profitable, global consumer branded health, wellness and self-care company. Our products, distributed through clinical and retail channels both in the U.S. and internationally, help consumers accelerate recovery, relieve pain, increase strength, improve performance and enhance their quality of life. Hands-on healthcare practitioners trust and embrace our brands, as demonstrated by high in-clinic usage and recommendations to their patients and clients who in turn can purchase our products directly from their practitioner or at retail. This practitioner recommendation enhances our brands' visibility, credibility and loyalty among consumers and is an important competitive advantage that also drives retail demand. We believe the demand for our market leading brands, as well as the growth of our business, will continue to be supported by secular shifts in consumers' increasingly active lifestyles, an aging population and lower-cost self-care.

  Source: Newton Report and, only with respect to information related to The Hygenic Corporation, Strategic Data Marketing.

    (1)   The market share data and brand rank for The Hygenic Corporation is specific to U.S. sales of its dental dam product.

        Our brands address common health, wellness and self-care needs through a suite of practical products with nearly 100 years of heritage and protocols which are proven to deliver positive outcomes.

The breadth of our product offering is a competitive advantage, not only in scope, but also because our products are complementary to one another and capable of being used in tandem or over time to address specific health, wellness and self-care needs. We expect that practitioner preference and the interconnectedness of our products and market leading brands will continue to drive growth. We also expect to capitalize on the secular shift by consumers to preventative healthcare and lower-cost in-home care driven by an aging population that wants to maintain an active, healthy and independent lifestyle in the face of growing chronic conditions.

        Our business centers on our unique engagement with the clinical community and the resulting preference for, and endorsement of, our brands and health, wellness and self-care solutions by hands-on healthcare practitioners. We engage with these practitioners by approaching them while they are students and provide them with career-long support such as practice-building tools, continuing education and the latest research. Consequently, we develop unique, symbiotic relationships that effectively align our brand building efforts with practitioners' focus on finding and retaining patients. These practitioners become brand validators and advocates by purchasing and embracing our products and solutions. They use our products in their practices, often endorsing them directly, and resell or dispense them to their patients, typically in tandem with a prescribed home regimen. Our strategic alignment with these hands-on healthcare practitioners serves as a true differentiator and creates a significant competitive advantage extending across our channels.

        Consumers are frequently introduced to our brands and solutions in the course of treatment by hands-on healthcare practitioners and will use our products during and after treatment, frequently becoming advocates themselves. Consumers are also increasingly self-diagnosing and self-treating with respect to their health and wellness needs. As a result, our clinical brands enjoy growing consumer demand in retail channels because they are effective, affordable and practitioner recommended. Further, in the U.S. and internationally, our products also experience meaningful retail channel demand pull, as retailers are motivated to stock recognizable brands that are requested by consumers. Our retail strategies have developed as natural extensions of our strong position in the clinical channel, both in the U.S. and internationally. Currently, we distribute our products in over 53,000 U.S. retail locations and 105 countries, with significant room for further penetration. We expect to increase our U.S. retail and international market penetration through the introduction of additional brands and products into currently served channels and markets and entry into new channels and markets.

        Within our specialty products offering that features the Hygenic brand, we leverage our competency with elastomeric formulation and processing to develop innovative custom solutions for leading dental, healthcare and industrial companies and believe that we have a leading market share in this business-to-business channel. The technological improvements that we develop within the specialty products offering continue as our intellectual property and are often applicable to new product development elsewhere in our platform.

        We have a proven history of acquiring innovative consumer branded health, wellness and self-care businesses that complement our existing suite of products, protocols and solutions and integrating them into the Performance Health platform. We also leverage nearly a century of developing elastomeric and topical products to address needs not currently met in the market. We intend to continue developing, acquiring and delivering appropriate health, wellness and self-care products and solutions that can be synergistically combined with our existing solutions-based offerings and distributed through our U.S. clinical, U.S. retail, international and specialty products channels.

        We have delivered strong financial results:

  •
  During fiscal 2015, we generated total net sales of $146.2 million, up from $115.8 million in fiscal 2014, representing a growth rate of 26.3% during the period.

  •
  During fiscal 2015, we generated Adjusted EBITDA of $54.3 million, up from $43.0 million in fiscal 2014, representing a growth rate of 26.1%, and we generated net income of $6.9 million, up from $2.6 million in fiscal 2014. Our net income during this period was impacted by significant non-cash amortization and interest expenses as a result of acquisitions and financings.

  •
  Our Adjusted EBITDA margins were 37.1% and 37.2% in fiscal 2015 and fiscal 2014, respectively.

  •
  We generated strong free cash flow conversion of 96.0% in fiscal 2015 and 97.5% in fiscal 2014.

  •
  We generated positive net sales growth in 40 of 45 years since fiscal 1971 and every year since the current platform was formed in 2006 following the acquisition of Biofreeze.

        Continuing net sales growth and strong Adjusted EBITDA margins and free cash flow conversion provide us with the flexibility to direct capital towards brand and business reinvestment, organic growth, acquisitions and deleveraging. We consider free cash flow conversion to be Adjusted EBITDA minus purchases of property, plant and equipment, divided by Adjusted EBITDA.

Evolution of Our Business

        Performance Health has established a foundation of quality, authenticity, clinical effectiveness and hands-on healthcare practitioner loyalty that we trace back to the Cramer brand's creation in 1918 and the formation of The Hygenic Corporation, a dental rubber manufacturing enterprise that produced hard rubber used in the dental industry, in 1925.

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  In 1978, we introduced the first progressive resistance band offering, TheraBand, pioneering the category and beginning our shift toward health, wellness and self-care products.

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  In 1988, we initiated the sale of TheraBand products in Europe through our first international distributors. In 2009, we transitioned this formerly opportunistic initiative into a proactive, higher-growth and regionally-managed channel.

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  In 1999, we launched Performance Health Academy and Performance Health Scientific Advisory Committee to strengthen our position as a leader in evidence-based research, outcomes and education.

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  In 2006, the merger of TheraBand and Biofreeze launched the broader cross-channel platform that is now Performance Health.

  •
  In 2009, we introduced Perform and began to actively establish a growing U.S. retail presence.

  •
  To further leverage the strengths of our synergistic health, wellness and self-care platform, we acquired Cramer Products in 2013 and Bon Vital and TheraPearl in 2014 to complement the ongoing organic innovation and channel reach of our brands.

        Today, we have a portfolio of leading brands that are synonymous with the markets they serve and enjoy hands-on healthcare practitioner loyalty fostered by years of evidence-based research, education, protocols and practice-building support. Our strong foundation with a broad base of practitioners translates into clinical and retail growth, both in the U.S. and internationally, driven by consumer demand generated through practitioner preference and endorsement and retailers' desire to stock clinically proven products. We believe that our long-term commitment to investments in advancing patient care and supporting practitioners will continue to yield market leading applications, category-defining products, significant practitioner loyalty and brand adoption that will underpin our continued growth.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors and will drive continued revenue and profit growth:

Strong Practitioner Loyalty for our Leading Brands

        Our widely recognized and established portfolio of complementary, market leading brands has years of proven clinical effectiveness, supported by deep loyalty among hands-on healthcare practitioners and consumers. For example, Biofreeze and TheraBand are both number one brands in their respective categories, each with over 70% Share and Unaided Awareness of 88% and 98%, respectively. Likewise, Bon Vital and Cramer each has the number two Share in their respective categories. Our leading market positions are the result of decades of practitioner engagement, which differentiates our brands from those of our competitors. Moreover, the base of practitioner awareness and preference for our brands, combined with the proven efficacy of our products, creates a self-reinforcing cycle of product awareness, trial and referral by hands-on healthcare practitioners, who advocate for us while providing proven treatments. This practitioner validation promotes brand awareness and elevates trust among consumers, also generating demand pull from retailers in both international and domestic markets.

Product Alignment with Growing Consumer Needs

        We are uniquely positioned at the intersection of branded consumer products and science-based health, with solutions that capitalize on significant long-term demographic and economic trends while addressing the full spectrum of lifestyle care across all ages, including exercise, performance, recovery, pain relief, rehabilitation and wellness. In the U.S., the population is increasingly focused on preventative healthcare and maintaining an active lifestyle. The natural aging process increases the incidence of chronic conditions such as back pain and arthritis, which are frequently accompanied by physical pain and lifestyle constraints. Such conditions require continual personal attention and management, generating demand among sufferers for convenient, cost-effective and proven solutions. Our products are "healthcare-lite" in that they capitalize on a growing consumer preference to satisfy healthcare needs without resorting to invasive surgical procedures or costly prescription medications, both of which can carry undesirable side effects.

Unique Multi-Channel Strategy

        Our differentiated positioning, core clinical competency and preferred status among a growing population of domestic and international consumers enable us to bring our brands to market through multiple channels:

  •
  U.S. clinical—Our commercial and brand-building focus centers on the U.S. clinical channel, where a large number of hands-on healthcare practitioners embrace and endorse our products through use in the course of treatments complemented by prescribed home regimens. Our position in this market is enhanced by our in-house clinical marketing and education teams that engage practitioners by reaching them first while they are students and providing them with ongoing support throughout their careers, including practice-building tools and the latest research. Consequently, this practitioner base has long tenured loyalty and enthusiasm for our brands that extends to our consumers.

  •
  U.S. retail—Our strong position in the U.S. clinical channel generates consumer awareness, trust and latent demand that drive growth in our U.S. retail channels, such as food, drug and mass ("FDM"), sporting goods and specialty retail. The extensive use of our products by hands-on healthcare practitioners instills confidence in patients, who are also consumers, in the quality and clinical effectiveness of our products and generates retailer demand pull because our products are directly requested by consumers. This dynamic creates an opportunity to drive our clinical brands throughout retail channels and has the added benefit of turning more consumers into brand advocates.

  •
  International—We have expanded into international retail and professional markets through a growing global network of distributors as a result of the reputation of our brands as leading practitioner-recommended products in the U.S. We typically enter a new country with a smaller number of products from a single brand, opening the opportunity for introduction of additional brands and products over time. Since May 1, 2013, we have entered 45 of the 105 countries where we currently distribute. We believe we have significant room for further penetration across international markets.

  •
  Specialty Products—Specialty Products is a business-to-business channel providing customized solutions for leading dental, healthcare and industrial companies that have been our customers for decades and shares common products and distributors within our U.S. clinical channel.

Proven Innovation Capabilities

        Our product development capabilities have enabled our success in innovating into new and adjacent products, channels and end-user markets. Due to our unique engagement with hands-on healthcare practitioners and consumers, we gain insights that help us develop relevant new products. Our product development function is organized to find and address new and adjacent needs and to continuously improve upon our existing products. The engineering requirements and formulations necessary to develop and produce many of our products are highly-specialized and cannot be easily replicated by our competitors. Our contributions to the field of health, wellness and self-care include category-defining products under the Biofreeze, TheraBand, TheraPearl, Cramer and Hygenic brands. Our growing patent portfolio currently consists of 86 secured and 41 pending patents.

Efficient Manufacturer Supported by a Flexible Global Supply Chain

        Leveraging over 90 years of manufacturing experience, Performance Health has developed efficient, low-cost manufacturing processes. We are a market leader in the custom manufacturing of highly engineered natural rubber, latex, polyisoprene and thermoplastic elastomeric components and have developed a core competency around manufacturing custom-formulated products with strict technical and quality specifications. When a product requires significant technical expertise to produce, such as specialty products and TheraBand, we are able to rely on our robust in-house capabilities. We optimize our cost structure by balancing in-house manufacturing with high quality, low cost third-party manufacturers based on volume, material inputs and technological complexity. Our flexible, asset-lite supply chain translates into a global, lean operational footprint that generates strong free cash flow conversion.

Consistent History of Strong Financial Performance and Free Cash Flow Conversion

        We have delivered consistent revenue growth and a highly-visible revenue stream with approximately 90% of our net sales in fiscal 2015 attributable to single-use or single-consumer-use products, based on management's estimates. Our attractive Adjusted EBITDA margins (37.1% in fiscal 2015) are achieved through strong brands that often yield premium pricing and the ability to deliver annual price increases. Our Adjusted EBITDA margins, revenue growth and low capital expenditures result in significant annual free cash flow conversion. In fiscal 2015, we achieved free cash flow conversion of 96.0%. This substantial free cash flow generation enables us to make meaningful investments in brands, personnel and product development to drive future growth and margin enhancement, acquire attractive businesses and pay down debt.

Experienced Management Team with Demonstrated Track Record

        Our management team, led by Marshall Dahneke, our Chief Executive Officer, Rocco Mango, our President and Chief Operating Officer, and Niels Lichti, our Chief Financial Officer, has significant experience leading businesses in the health, wellness and self-care industry. Messrs. Dahneke, Mango and Lichti have a combined 81 years of relevant industry experience and have helped build our strategy and platform, which has resulted in strong financial results and a significant global growth opportunity.

Our Growth Strategy

        We believe significant incremental growth potential exists in cross-selling complementary brands across multiple sales channels, creating system solutions from our multi-brand offering and leveraging our competitive strengths. In addition, we see attractive opportunities to grow through new product offerings, international expansion and strategic acquisitions.

Cross-Sell Leading Brands through Multi-channel Capabilities

        We believe we can significantly grow our business by cross-selling our current product platform through multiple channels. We have developed deep relationships with hands-on healthcare practitioners and our brands' Shares and Unaided Awareness reflect our investment in these relationships. The brand loyalty that our consumers develop creates demand for our products at retail. To capitalize on this latent demand, we have built a strong U.S. retail channel team and meaningfully expanded our distribution within this channel. Our products are currently available in over 53,000 U.S. retail locations. We believe that our retail sales will continue to grow as we introduce and actively drive our full product portfolio into this channel while continuing to add new retail customers. We have similarly invested in building a strong international distributor management team and have expanded our global footprint with distributors in 105 countries, 45 of which we have entered since May 1, 2013 and where we believe we have further opportunity to grow. Similar to our U.S. retail channel, we believe we enjoy attractive growth potential internationally as we introduce and cross-sell our entire brand portfolio across this network, especially in those countries we recently entered. Further, we expect the success of these cross-selling strategies will continue to be bolstered by the ongoing strength and growth of our U.S. clinical channel.

Expand Our Solutions-based Approach

        We promote a solutions-based approach, focused on leveraging our products with clear usage protocols backed by evidence-based research to address specific, common health, wellness and self-care needs. We have historically done so as a mono-brand and then a duo-brand company. With the recent additions of Cramer, Bon Vital and TheraPearl, we are now pursuing opportunities to elevate the effectiveness of our solutions by using multiple brands in concert to achieve more holistic, broader, system solutions. As we continue to develop and expand our platform, we expect to more fully address common needs by offering additional multi-brand solution sets. We intend to leverage our clinical competencies of education and evidence-based research to give practitioners the protocols necessary to implement broader system solutions involving multiple Performance Health brands. This strategy further strengthens practitioner and consumer satisfaction with our products, increases awareness and drives growth across the entire portfolio. This growth strategy also strengthens and unites a platform that can readily integrate additional brands, further differentiating us from our mono-branded competitors.

        One multi-brand, system-solution approach can be illustrated by examining how a range of our products combined with protocols can be used to more comprehensively treat low back pain. Back pain is the second most frequent medical complaint in the U.S. with lifetime prevalence of 80% and a one-year prevalence rate of 15% - 20%, which is predominantly comprised of low back pain.

Illustrative example: low back pain system solution

        A typical consumer will not achieve their desired outcome without clear and easily accessible protocols. We are developing these system offerings and protocols to support a multi-brand solutions-based approach, delivered to consumers via practitioners, web apps, videos and booklets.

Accelerate Growth through Continued Innovation

        We have an established history of driving growth through pioneering new categories and next generation products, capitalizing on new trends and introducing innovative product extensions under our brands. Our product development organization has enabled us to innovate into new and adjacent products and end-user markets. To fulfill its mandate of identifying and addressing needs that are not sufficiently satisfied in the market today, our product development team oversees a multi-stage screening process that assesses and prioritizes new ideas, whether originating inside or outside of the company. Then the team interviews customers and users, reviews the competitive landscape, develops prototypes and solicits additional feedback prior to commercialization. We will continue to leverage our product development capabilities to develop and expand our product offerings and categories in ways that provide next-generation solutions addressing unmet needs of consumers.

Expand Global Footprint to Grow Internationally

        We believe that expanding and deepening our international footprint will continue to be a growth engine, both through expansion into new countries and further penetrating established and recently entered markets. The credibility of our clinical brands enables international expansion, as overseas professionals want to use, and retailers seek to stock, the leading U.S. clinically endorsed brands. The accelerating pace of our international expansion is indicative of our brands' powerful draw. Since May 1, 2013, we have entered 45 of the 105 countries where we currently sell products. We have likewise grown and strengthened our international sales team that effectively drives growth through our international distributors. In our existing international markets, there is significant opportunity to introduce additional brands and begin implementing both solutions-based and multi-channel strategies.

Pursue Strategic Acquisitions

        We have a proven track record of acquiring and integrating new synergistic brands into our offering platform. Having acquired Cramer, Bon Vital and TheraPearl in the last two years, we are now more frequently approached as a potential acquirer of businesses and products in the health, wellness and self-care industry, and we maintain a robust pipeline of future acquisition opportunities. Our acquisition focus remains on companies in adjacent product categories that can benefit from the strength of our multi-channel network. We have historically used our cash flow to fund the opportunities we source. Given the number of available opportunities, we approach acquisitions selectively, seeking out companies with strong brand recognition and clear alignment with our platform, yielding attractive cross-selling potential. Management has built a replicable acquisition strategy by accelerating product roll-out through our existing clinical practitioners, retail channels and international and specialty products network that we believe will continue to support growth in the future.

Risk Factors

        An investment in our common stock involves risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock. Among these important risks are the following:

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  We may not be successful in implementing or maintaining our business strategies;

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  We may fail to maintain our brands and relationships with hands-on healthcare practitioners or fail to cultivate new relationships with new hands-on healthcare practitioners;

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  We are exposed to commodity price volatility, particularly with respect to the price of latex, menthol and polyisoprene;

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  We may not be successful in developing and marketing new products or product enhancements or finding new applications for our existing products, which could impair our growth plans;

  •
  We are subject to risks of doing business internationally;

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  Our Sponsor owns a substantial portion of our outstanding equity and its interests may not always coincide with the interests of our other stockholders; and

  •
  Our business plan relies on assumptions concerning demographic and other trends, which if incorrect could adversely affect our business plan and results of operations.

Our Sponsor

        Gridiron Capital, LLC ("Gridiron Capital," "Gridiron" or our "Sponsor") is a private equity firm focused on investing in and growing leading companies that have significant opportunities for market expansion. The firm's principals combine a long track record of investing with executive and operating management experience and a personal history of working in family-owned and -operated businesses. Utilizing this experience, Gridiron focuses on creating long-term sustainable value in each of its companies by working in collaboration with its companies' management teams to establish a shared vision and execute on specific strategies. With more than a dozen investment professionals, Gridiron manages over a billion dollars of committed capital. Gridiron Capital seeks to make control investments in consumer products, services and niche manufacturing companies. Gridiron Capital is based in New Canaan, Connecticut. Immediately following the completion of this offering, PHW Equity Investors, L.P., whose voting and investment decisions are controlled by entities affiliated with our Sponsor, will own approximately            % of our outstanding common stock, or             % if the underwriters' option to purchase additional shares of common stock is exercised in full. Three of our directors, Messrs. Burger, Jr., Conese, Jr. and Jackson are affiliated with our Sponsor.

Corporate Information

        We are a Delaware corporation that was incorporated in October 2012 in connection with our Sponsor's acquisition of our business. Our principal executive offices are located at 1245 Home Ave.,

Akron, Ohio 44310. Our telephone number is (330) 633-8460 and our website can be found at http://www.performancehealth.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company, we may take advantage of exemptions from disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

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  Reduced disclosure about our executive compensation arrangements;

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  Presentation of only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus;

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  No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

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  Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

        We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we (1) have more than $1.0 billion in annual revenues as of the end of our fiscal year, (2) are a large accelerated filer and have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter or (3) issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

        The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

 The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding immediately after completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase an additional shares.
Use of proceeds

We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $                million, based on an assumed offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to repay some or all of the outstanding principal on the term loan under our Second Lien Credit Facility, plus accrued interest thereon. See "Use of Proceeds."

Dividend policy	Our board of directors does not currently intend to pay regular dividends on our common stock. See "Dividend Policy."
Listing	We intend to apply to have our common stock listed on under the symbol "PHC."
Risk factors	You should read carefully the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

        References in this section to number of shares of common stock to be issued and outstanding after this offering is based on shares issued and outstanding as of                        , 2015, and excludes:

  •
                  shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $                per share (of which                shares are issuable upon the exercise of vested stock options) as of                        , 2015; and

  •
                  shares of common stock reserved for issuance, and not subject to outstanding options, under the 2012 Option Plan as of                      , 2015.

        Except as otherwise indicated, all information in this prospectus:

  •
  assumes the automatic conversion of our all of our non-voting common stock into an equal number of shares of voting common stock in connection with the completion of this offering;

  •
  assumes no exercise of the underwriters' option to purchase additional shares; and

  •
  assumes an initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus).

 Summary Consolidated Financial Information and Other Data

        The following table sets forth our summary historical financial information and other data as of the dates and for the periods indicated. The summary historical financial information as of and for the years ended April 30, 2015 and 2014 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the year ended April 30, 2015 are not necessarily indicative of the results that may be expected for the fiscal year ending April 30, 2016.

        This summary consolidated financial information and other data should be read in conjunction with the disclosures in "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	For the year ended April 30,
	2015		2014
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data
Net sales		$146,194		$115,762
Cost of products sold		61,269		49,773

Gross profit		84,925		65,989
Selling, general and administrative expenses		50,733		39,578

Income from operations		34,192		26,411
Other income (expense):
Interest expense, net		(20,739)		(20,179)
Extinguishment of long-term debt		(1,034)		(1,664)
Bargain purchase gain		—		2,315
Other, net		(170)		(708)

Total other income (expense)		(21,943)		(20,236)

Income before income taxes		12,249		6,175
Provision for income taxes		5,359		3,546

Net income		$6,890		$2,629

Per share information:
Net income per share:
Basic		$5.12		$1.97
Diluted		$5.10		$1.97
Weighted average shares outstanding:
Basic		1,344,749		1,337,220
Diluted		1,351,572		1,337,220
Pro forma net income per share unaudited:(1)
Basic	$		$
Diluted	$		$
Pro forma weighted average shares outstanding unaudited:(1)
Basic
Diluted

	For the year ended April 30,
	2015	2014
	(dollars in thousands)
Other financial data:
Cash flows from:
Operating activities	$21,535	$15,399
Investing activities	(20,601)	(22,269)
Financing activities	1,065	5,657
Depreciation and amortization	12,868	11,861
Capital expenditures(2)	2,151	1,070
EBITDA(3)	$45,856	$38,215
Adjusted EBITDA(3)	$54,255	$43,029

	As of April 30,
	2015	2014
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,524	$2,764
Net working capital(4)	35,003	31,188
Goodwill and intangible assets	377,750	369,831
Property, plant and equipment, net	11,663	12,604
Total assets	443,194	428,894
Total debt	383,542	243,964
Total redeemable common stock and stockholders' (deficit) equity	4,094	130,447

(1)
In accordance with SEC Staff Accounting Bulletin Topic 1.B.3, pro forma weighted average share and per share data are presented to give effect to the pro forma earnings per share impact of the distribution in February 2015, which was in excess of our net income for fiscal 2015.

(2)
Capital expenditures exclude purchases of software of $1.4 million and $0.7 million in fiscal 2015 and fiscal 2014, respectively.

(3)
EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with generally accepted accounting principles ("GAAP"). EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

  We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

  We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Specifically, our senior secured credit facilities contain financial ratio conditions that use Adjusted EBITDA as a measure of our financial health. We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and (ii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

  Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do.

	For the year ended April 30,
	2015	2014
	(dollars in thousands)
Net income	$6,890	$2,629
Depreciation and amortization	12,868	11,861
Interest expense, net	20,739	20,179
Income taxes	5,359	3,546

EBITDA	45,856	38,215
Acquisition related costs(a)	2,177	2,573
Costs associated with proposed initial public offering(b)	585	—
Bargain purchase gain(c)	—	(2,315)
Debt refinancing(d)	2,941	1,835
Stock-based compensation(e)	1,341	356
Management fee and reimbursed expenses(f)	1,119	1,052
Other(g)	236	1,313

Adjusted EBITDA	$54,255	$43,029

(a)
In connection with our acquisitions, we incurred acquisition-related costs consisting of: investment banking, legal and other professional services costs; the recording of non-cash fair value adjustments associated with acquisition accounting; the disposal of property, plant and equipment and associated disposal costs; and costs associated with the write-off of non-operating assets.

(b)
During fiscal 2015, we incurred $0.5 million in costs associated with this offering. These consisted mainly of legal, accounting and other professional advisory services costs.

(c)
During fiscal 2014, we recognized a bargain purchase gain of $2.3 million related to our acquisition of Cramer Products, Inc.

(d)
Includes expenses associated with our debt refinancings and modifications during fiscal 2015 and fiscal 2014, including our loss upon the extinguishment of debt of $1.0 million and $1.7 million during the respective periods.

(e)
Represents the non-cash charge attributable to our stock-based compensation expense.

(f)
Pursuant to our management agreement with Gridiron Capital, LLC for advisory, transaction and oversight services, we are required to pay an annual advisory fee and reimburse Gridiron Capital, LLC for its out-of-pocket expenses. In addition, we are obligated to pay a transaction fee related to the consummation of a material financing or business acquisition. This agreement will terminate upon the completion of this offering.

(g)
Represents certain non-recurring and unusual or non-operational losses primarily related to non-consummated acquisition costs, costs associated with the ongoing liquidation of a German subsidiary, facility reorganization and software write-off.
(4)
Net working capital is calculated as current assets (other than cash and cash equivalents) minus current liabilities (other than debt).

RISK FACTORS

        An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company. Our results of operations, cash flows, financial condition and liquidity could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment in our common stock.

 Risks Related to Our Business and Industry

If we cannot successfully implement or maintain our business strategies, our business and results of operations will be adversely affected.

        We may not be able to successfully implement our business strategies. Our business strategies involve many components including increasing our net sales by introducing new products, finding new applications for our existing products, educating hands-on healthcare practitioners about the clinical benefits of our products and the manner in which they may be used and thereby increasing the number of hands-on healthcare practitioners that use and recommend our products during the course of treatment and expanding the number of retail locations in which our products are sold. We may not be able to successfully implement or maintain any of these strategies. A significant turnover in our existing sales force, our inability to recruit and train additional qualified members of our sales force, or our inability to find dependable third-party distributors for our products would severely impair our ability to implement these strategies. Moreover, even if we successfully implement our business strategies, our operating results may not improve. Also, we may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or new technologies that would make our products less marketable or even obsolete. Any such failure may adversely affect our business and results of operations.

We rely heavily on our brands and relationships with hands-on healthcare practitioners who use our products in clinics and recommend them to their patients, and our failure to maintain these brands and relationships and cultivate new relationships with new practitioners could adversely affect our business.

        We have developed and maintain close relationships with a number of hands-on healthcare practitioners, and we believe that net sales of our products depend significantly on their use and recommendation of our products in the course of providing treatment. Any failure to maintain these relationships or to develop similar relationships with other hands-on healthcare practitioners, such as through engagement with students or providing marketing tools, could result in a decrease in the use and recommendation of our products.

        Developing and maintaining our brands is critical to our success. Our success is directly dependent on consumer perception of our brands and the perception of our brands by consumers and hands-on health-care practitioners, and this is likely to become of even greater importance as competitors offer more products similar to ours.

        The success of our brands may suffer if our marketing plans or product initiatives do not have the desired impact on our brands' image or its ability to attract customers. Further, the value of our brands could diminish significantly due to a number of factors, including perceptions by consumers and hands-on healthcare practitioners that we have acted in an irresponsible manner, adverse publicity about our products (whether or not valid), any failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or our products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brands and reputation. If we fail to maintain the favorable perception of our brands, our business could be negatively impacted.

Our business is exposed to commodity price risks.

        Our business is subject to changes in underlying commodity prices in commodities markets for materials we use in our products, primarily latex, menthol and polyisoprene. In addition, open purchase and sale commitments are subject to changes in value between the date the purchase or sale is fixed (the trade date) and the date materials are delivered or received (the settlement date). We may at times seek to minimize the effect of price changes through the establishment of long-term commodity contracts, which allow us to purchase commodities at opportune times when the prices are low for delivery in the future. However, there can be no assurance that these activities will be adequate to protect us against commodity price risks associated with our business activities. We may be unable to establish such contracts, and if we are able to, they may not provide the desired protection and may even result in financial loss.

If we are unable to develop and market new products or product enhancements or find new applications for our existing products, we may not achieve our growth plans.

        Our future success and our ability to increase revenues and earnings depend, in part, on our ability to acquire or develop, license and distribute new products, enhance our existing products and find new applications for our existing products. However, we may not be able to:

  •
  successfully develop or acquire new products or enhance existing products;

  •
  find new applications for our existing products;

  •
  manufacture, market and distribute new products or enhance existing products in a cost-effective manner;

  •
  establish relationships with marketing partners for any of these products; or

  •
  obtain required regulatory clearances and approvals for any of these products.

        In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these products could be substantially delayed or otherwise materially adversely affected, resulting in lost revenue, potential damage to our reputation or refusal by hands-on healthcare practitioners to accept these products.

We are subject to the risk of doing business internationally.

        In fiscal 2015, approximately 19% of our net sales were attributable to our international business, which we expect to increase as a percentage of revenue in the future. We operate and expect to operate in regions and countries where we have little or no experience, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including:

  •
  unexpected changes in, or impositions of, legislative or regulatory requirements;

  •
  fluctuations in foreign exchange rates, which could cause fluctuations in the price of our products in foreign markets or cause fluctuations in the cost of certain raw materials purchased by us, such as costs in foreign currencies to maintain foreign operations including in Greece and Malaysia;

  •
  delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment;

  •
  potential trade restrictions and exchange controls;

  •
  differences in protection of our intellectual property rights; and

  •
  the burden of complying with a variety of foreign laws.

        In addition, we are subject to general geopolitical risks in foreign countries where we operate, including in Malaysia where we operate a manufacturing facility, such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers' inventory levels and consumer purchasing, which could cause our results to fluctuate and our net sales to decline. The occurrence of any one or more of these risks of doing business internationally, individually or in the aggregate, could materially affect our business and results of operations adversely.

        Moreover, despite our exposure to fluctuations in foreign exchange rates, it has not been our practice to engage in foreign exchange hedging transactions to manage the risk of fluctuations in foreign exchange rates because of the limited nature of our past international operations. Although we may do so in the future, which could result in losses. To the extent we expand our international operations, the risks associated with our international operations will increase our exposure to fluctuations in foreign exchange rates.

Our business plan relies on certain assumptions concerning demographic and other trends that impact the market for our products, which, if incorrect, may adversely affect our results of operations.

        We believe that various demographics and industry specific trends will help drive growth in the sale of our products, including an aging population and a general increase in participation in active lifestyles, especially by adults. However, these demographics and trends are beyond our control and if our assumptions regarding these factors prove to be incorrect or if they are presently correct but the trends change, our growth may be inhibited. In addition, the perceived benefits of these trends may be offset by business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

We may be adversely affected by factors affecting the practices of the hands-on healthcare practitioners that utilize and recommend our products or factors affecting the retail stores that sell our products.

        Factors that adversely impact hands-on healthcare practitioners that use and recommend our products, such as decreased demand for services of hands-on healthcare practitioners, may have an adverse effect on our business. In addition, the closure or consolidation of retail stores that sell our products or inventory reduction initiatives and other factors that affect the buying patterns of retail stores may have an adverse effect on our business.

Failure to successfully implement our new enterprise resource planning system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

        We are in the process of implementing a new ERP information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. We expect the initial implementation launch date for our new ERP system will be during the second half of fiscal 2016. When we launch our new ERP system, we will not have an immediate backup system if our new ERP system fails to perform as we anticipate. A delay in such implementation, problems with transitioning to our new ERP system or a failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies, an interruption in our ability to monitor our business and the loss of net sales and may otherwise disrupt our operations and materially and adversely affect our business. A delay may also harm our ability to accurately forecast sales demand, manage our supply chain, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the internal control features embedded within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls.

Our level of indebtedness and significant debt service obligations could constrain our ability to invest in our business and make it more difficult for us to fund our operations.

        We have, and after the completion of this offering will continue to have, substantial debt and substantial debt service obligations. At April 30, 2015, we had an aggregate principal amount of $390.0 million of outstanding indebtedness, including an aggregate principal amount of $270.0 million in term loans under our First Lien Credit Facility and an aggregate principal amount of $120.0 million in term loans under our Second Lien Credit Facility, each as defined in "Description of Certain Indebtedness." As of April 30, 2015, we had no debt drawn under our revolving credit facility, which has available borrowings of $15.0 million. In the future, we may borrow additional funds.

        Because of our high level of indebtedness:

  •
  we may have difficulty satisfying our obligations with respect to our existing indebtedness;

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

  •
  our debt level could place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

        For a more detailed discussion of our debt, please see our audited consolidated financial statement and the notes related thereto included elsewhere in this prospectus as well as "Description of Certain Indebtedness."

Our future inability to generate cash flow may require us to seek additional financing.

        If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance some or all our existing debt, sell assets, borrow more money or raise capital through net sales of our equity securities. If these or other kinds of additional financing become necessary, we may be unable to arrange such financing on terms that would be acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

        Our senior secured credit facilities contain various financial and operating covenants, including, among other things, restrictions on our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, make investments, sell our assets or enter into consolidations, mergers and transfers of all or substantially all of our assets. These restrictions could limit our ability to take actions that require funds in excess of those available to us.

        Our senior secured credit facilities also require us to maintain specified financial ratios on a quarterly basis and these ratios become more restrictive over time. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may not be able to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under our senior secured credit facilities. In the event of such a default under our senior secured credit facilities, including a failure to satisfy any of the minimum financial ratios:

  •
  the lenders under our revolving credit facility could elect to terminate their commitments thereunder and the lenders under our senior secured credit facilities could declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

  •
  even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

  •
  such default could cause a cross-default or cross-acceleration under our other indebtedness.

        As a result of such default and any actions the lenders may take in response thereto, our assets may be insufficient to repay in full all the indebtedness which may then be due and payable.

Our obligations under our senior secured credit facilities are secured by substantially all of our assets.

        Our obligations under our senior secured credit facilities are secured by first and second priority liens on substantially all of our assets, including our intellectual property, and the assets of our domestic subsidiaries as well as by 65% of the voting stock and 100% of the non-voting stock we hold in our first tier foreign subsidiaries. If we become insolvent or are liquidated, or if repayment under our senior secured credit facilities is accelerated, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on these assets. In addition, because substantially all of our assets are secured, it may be difficult for us to find lenders willing to provide us with additional indebtedness.

We operate in a competitive business environment.

        The industries in which we participate are highly competitive and fragmented. We face the most competition from established players in our retail business. Our competitors include several large, diversified companies with significant market share and numerous smaller niche competitors. Some of our competitors are part of corporate groups that have significantly greater financial, marketing and other resources than we do. Accordingly, we may be at a competitive disadvantage with respect to certain of our competitors. We believe that competition in our core product markets is primarily based on product reputation and perceptions held by hands-on healthcare practitioners, as well as quality and price. Our competitors may compete on these and other bases more effectively than we do or may develop products that render our products less competitive.

        Our e-commerce operations are increasingly important to our business. Our multiple web platforms serve as effective extensions of our marketing and prospecting strategies by exposing potential new customers to our brand, product offerings, and enhanced content. As the importance of our website and e-commerce operations to our business grows, we may face increasing competition from our competitors who may be able to offer similar products on their respective websites that could undercut our pricing structure.

We may be unsuccessful completing or integrating acquisitions.

        As part of our growth strategy, we intend to pursue selected acquisitions, and we continue to integrate our three recent acquisitions of Cramer Products, Bon Vital and TheraPearl. We compete with other companies for these opportunities, and we may be unable to effect acquisitions on commercially reasonable terms, or at all. Even if we enter into these transactions and with respect to our current integration efforts, we may experience:

  •
  delays in realizing the benefits we anticipate or we may not realize the benefits we anticipate at all;

  •
  difficulties in integrating any acquired companies, products or personnel into our existing business;

  •
  attrition of key personnel from acquired businesses;

  •
  costs or charges;

  •
  higher costs of integration than we anticipated; or

  •
  unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

        Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, any of which could have a material adverse effect on our business. We may also issue additional equity in connection with these transactions, which would dilute our existing stockholders.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

        Our quarterly operating results may vary significantly due to a combination of factors, including:

  •
  demand for our products;

  •
  our ability to meet the demand for our products;

  •
  changes in the prices of raw materials for our products;

  •
  changes in pricing policies by us and our competitors;

  •
  increased competition;

  •
  the number, timing and significance of new products and their introduction and enhancements by us and our competitors;

  •
  the impact of acquisitions;

  •
  the timing of significant orders and shipments;

  •
  recalls of our products;

  •
  changes in the U.S. or international economy;

  •
  timing of orders and promotions

  •
  termination of supply or third-party distributor contracts; and

  •
  impacts to working capital.

        Many of these factors are beyond our control. Accordingly, our quarterly operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our full year performance or future performance. Our share price may be subject to greater volatility due to these fluctuations in our operating results.

Our ability to operate our company effectively could be impaired if we lose key personnel.

        We believe that our future success will depend, in part, on the continued services of our senior management team, including Marshall Dahneke, our Chief Executive Officer, Niels Lichti, our Chief Financial Officer, and Rocco Mango, our President and Chief Operating Officer. Our success also depends upon our other senior executives, as well as our sales force, including their sales and services expertise and relationships with customers in the marketplace. In order to maintain our success, we need to retain our management team and key employees as well as the current members of our sales force, despite increasing competition for their services, and identify, recruit and train additional members to the sales force.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

        Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent us effectively and establish credibility with our business partners, health care practitioners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business.

Our dependence on distributor arrangements for a substantial portion of our net sales subjects us to the risk of lost net sales from the termination of such arrangements and limits our ability to control their efforts.

        A substantial portion of our net sales is made through third-party distribution agreements. Sometimes we choose to switch distributors which could have an impact on our revenue. Termination of a distributor relationship, either by us or by the distributor, could result in a temporary loss of revenues until a replacement distributor can be established or a permanent loss of revenues if no replacement can be established. We may not be successful in finding suitable alternative distributors on satisfactory terms or at all and this could adversely affect our ability to sell in some locations or to some consumers. Additionally, if we terminate our relationship with a distributor, we may be obligated to repurchase unsold products and pay a substantial termination fee to the distributor.

        Our relationship with our third-party distributors is that of an independent contractor. As a result, we do not supervise the distributors' day-to-day operations or activities and depend to a significant degree on each distributor's ability to find hands-on healthcare practitioners and sell our products to those practitioners. In particular, in our international markets, we rely on our distributors to educate hands-on healthcare practitioners about our products, and the distributors may not be as effective or accurate as a direct educational program provided by us. Although many of our distribution agreements give us the right to terminate the agreement if the distributor does not purchase a minimum number of products from us in a certain period, third-party distributors may not be as effective, efficient or successful in selling our products to consumers as our own internal sales force might be.

We depend on a limited number of customers and the loss of one or more of these customers could reduce our net sales and have a material adverse effect on our financial condition or results of operations.

        For the year ended April 30, 2015, Patterson Medical, a distributor that sells products to hands-on healthcare practitioners which accounted for approximately 13% of our net sales, was our only customer that accounted for 10% or more of our net sales. We expect that for future periods this customer will, in the aggregate, continue to account for a large portion of our net sales. The loss of this customer, or any significant decrease in net sales to this customer, could reduce our net sales and have a material adverse effect on our financial condition or results of operations.

        In addition, our business is based primarily upon individual sales orders. We typically do not enter into long-term contracts with our customers. Accordingly, our customers could cease buying products or reduce the number of items they buy from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us or reduces the number of items purchased. If a significant number of our smaller customers, or any of our significant customers, elect not to purchase products from us, our financial condition or results of operations could be adversely affected.

We may not be able to maintain premium pricing or successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to maintain premium pricing or implement such initiatives could adversely affect our results of operations.

        Although we have in some cases been able to maintain premium pricing of our products and historically have often been able to implement price increases for our products, we may not be able to successfully implement price increases in the future and therefore our profitability growth depends, in part, on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and commodity and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted.

Our third-party manufacturers, which we rely on for more than half of our product portfolio, including products under our Biofreeze, Perform and TheraPearl brands, may not continue to deliver or produce products that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause customer dissatisfaction and require us to find alternative suppliers of our products.

        We use third-party manufacturers to make products representing approximately 57% of our fiscal 2015 revenue. Manufacturers may experience problems with product quality or timeliness of product delivery. We rely on these manufacturers to comply with applicable current good manufacturing practices ("GMPs"). The loss of a contract manufacturer may force us to shift production to in-house facilities or a different contract manufacturer and possibly cause manufacturing delays, disrupt our ability to fill orders or require us to suspend production until we find another third-party manufacturer.

        The inability of any supplier, third-party manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We and our third-party manufacturers must comply with government regulations and our failure or the failure of our third-party manufacturers to comply with those regulations or meet our own internal standards could result in penalties, delay the manufacturing of our products, harm our reputation or disrupt our supply chain.

        In accordance with the Federal Food, Drug, and Cosmetic Act (the "FDC Act") and regulations enforced by the Food and Drug Administration (the "FDA"), the manufacturing processes used by us and certain of our third-party manufacturers must comply with the FDA's GMPs for manufacturing drugs and devices. The FDA may inspect our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with GMPs and the applicable FDC Act provisions. We have limited control over the compliance of our third-party manufacturers with FDA requirements. A history of past compliance is not a guarantee that future

FDA regulatory manufacturing requirements will not mandate other compliance steps with associated expense.

        Our third-party manufacturers may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with our standards or applicable regulatory requirements. Should any of these manufacturers fail to meet our standards, we may face regulatory sanctions, additional product liability claims or customer complaints, any of which could harm our reputation and our business. If we are supplied with products of inferior quality, then our customer satisfaction and brand reputation would likely suffer. In addition, we may be required to find new third-party manufacturers to supply our products. We may not be successful in finding third-party manufacturers that make products meeting our standards of quality.

        If we or our third-party manufacturers fail to comply with federal, state or foreign regulations, we could be required to suspend manufacturing operations, change product formulations, suspend the sale of products with non-complying specifications, initiate product recalls or change product labeling, packaging or advertising or take other corrective action. In addition, sanctions under the FDC Act may include warnings, import detentions, market withdrawals, seizures, recalls, injunctions, civil money penalties, restitution and disgorgement of profits, operating restrictions, criminal prosecutions or other enforcement actions. If any of the above events occurs, we could be required to expend significant resources to comply with FDA requirements and we might need to seek the services of alternative third-party manufacturers. Obtaining the required regulatory approvals, including from the FDA, to use alternative third-party manufacturers may involve a lengthy and uncertain process. A prolonged interruption in the manufacturing of one or more of our products as a result of non-compliance could decrease our supply of products available for sale which could reduce our net sales, gross profits and market share, as well as harm our overall business, prospects, financial condition or results of operations.

We must successfully manage compliance with legislation, regulation and enforcement, as well as pending legal matters in the U.S. and abroad.

        Our business is subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints across all of the countries in which we do business, including those laws and regulations involving intellectual property, product liability, advertising/marketing, antitrust, privacy, environmental, employment, anti-bribery or anti-corruption (such as the U.S. Foreign Corrupt Practices Act), trade sanctions and related restrictions imposed by the U.S. Treasury Office of Foreign Assets Control, among other regulatory bodies or other matters. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

        The formulation, manufacturing, packaging, labeling, distribution, importation, export, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission (the "FTC"), state attorneys general in the U.S., as well as by various other federal, state, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, including warnings, import detentions, market withdrawals, seizures, recalls, injunctions, civil money penalties, restitution and disgorgement of profits, operating restrictions, criminal prosecutions or other enforcement actions. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation and brand image. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales or may impair the marketing of our products, resulting in significant loss of net sales.

        Any future determination by the FDA or a similar foreign agency, or by us in reviewing our compliance with applicable rules and regulations, that our products or quality systems do not comply with applicable regulations could result in future compliance activities, including warnings, import detentions, market withdrawals, seizures, recalls, injunctions, civil money penalties, restitution and disgorgement of profits, operating restrictions, criminal prosecutions or other enforcement actions. Such determinations could subject us to adverse publicity or force us to incur unanticipated costs.

        From time to time, Congress, the FDA, the FTC or other federal, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal laws or regulations that we consider favorable, or impose more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation, when and if it occurs, would have on our business in the future. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, expanded adverse event reporting or other new requirements.

        Rapidly changing laws, regulations and related interpretations, including changes in accounting standards, as well as increased enforcement actions, create challenges for our compliance and ethics programs and may alter the environment in which we do business. If we are unable to continue to meet these challenges and comply with all laws, regulations and related interpretations, it could negatively impact our reputation and business. Failure to successfully manage regulatory and legal matters and resolve such matters without significant liability or damage to our reputation may materially adversely impact our results of operations and financial position. Furthermore, to the extent any pending legal matters result in fines or costs in excess of the amounts accrued to date our expenses would increase.

We are required to comply with various healthcare fraud and abuse laws and regulations.

        We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that a fraud and abuse law or regulation has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business. If there is a change in law, regulation or administrative or judicial interpretation, we may have to change our business practices or our existing business practices could be challenged as unlawful.

Impairment of our goodwill and other intangible assets may result in a reduction in net income.

        We have a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. Declines in our profitability or estimated cash flows related to specific intangible assets, as well as potential changes in market valuations for similar assets and market discount rates, could result in impairment charges affecting our results of operations.

Our trademarks are among our most important assets and our business could be adversely affected if they are infringed or if we were to lose them.

        Our trademarks are of material importance to our business and are among our most important assets. In fiscal 2015, substantially all of our total revenues were from products bearing proprietary brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly Biofreeze, TheraBand, Perform, Bon Vital, TheraPearl and Cramer. Although our principal brand names are registered trademarks in the United States and certain foreign countries, and we monitor and protect our brands by enforcing our trademark rights, the steps we take to protect our proprietary rights in our brand names may not be adequate to prevent infringement or dilution of our brand names in the United States or abroad. In addition, the laws of some foreign countries do not protect proprietary rights in brand names to the same extent as do the laws of the United States. We may not be able to successfully protect our trademarks from infringement or otherwise, and our proprietary rights in our trademarks may be challenged. The loss or infringement of our trademarks could impair the goodwill associated with our brands, harm our reputation and materially adversely affect our business.

We rely on intellectual property to develop and manufacture our products and our business could be adversely affected if we lose our intellectual property rights.

        Our operations involve the use of non-patented proprietary know-how, trade secrets, processes and other proprietary information. We employ various methods to protect our proprietary information, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others. Despite these precautions, it may be possible for unauthorized parties to copy our products or gain access to or independently develop our proprietary information, which could have a material adverse effect on our business.

        We also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business as we deem appropriate. Our existing or future patents, if any, may not afford us adequate protection or any competitive advantage, and there can be no assurance that any future patent applications will result in issued patents or that our patents will not be circumvented or invalidated.

Our business may be subject to false marketing claims.

        We may be subject to claims from competitors or consumers, including consumer class actions, alleging that our product claims are deceptive. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Whether or not a false marketing claim is successful, such assertions could have an adverse effect on our business, financial condition or results of operations, and the negative publicity surrounding them could harm our reputation and the image of the relevant brand.

Litigation may adversely affect us.

        Our business is subject to the risk of litigation by consumers, employees, suppliers or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business.

        We may have to defend in the future litigation or claims alleging that we have infringed the intellectual property rights of others. Intellectual property litigation can be extremely expensive. If we were unable to successfully defend against any claims that our products infringe the intellectual property rights of others, we may be forced to pay significant damages and ongoing royalties or reformulate, redesign or remove our affected product from the market.

Product liability claims may harm our business if our insurance proves inadequate or the number of claims increases significantly.

        We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. For example, the FDA has reported that certain over-the-counter topical analgesics that contain menthol, methyl salicylate, or capsaicin, which are contained in some of our products, have been reported to cause rare cases of serious skin injuries, ranging from first- to third-degree burns where the products were applied. There may also be exposure to liability should one of our products, such as elastic resistance bands or exercise balls, in particular, fail or as a result of one of our products not being used correctly. If there is a significant increase in the number or amount of product liability claims, our business could be adversely affected. Increasing our business presence in retail may also increase the number of liability claims because our retail products, unlike our products distributed via recommendations by hands-on healthcare practitioners, may not have been recommended by a hands-on healthcare practitioner, which may increase the number of claims filed directly against us. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation and otherwise adversely affect our business.

        We maintain product liability insurance. Our insurance policy is provided on an occurrence basis, subject to an aggregate cap, and is subject to annual renewal. Liability claims might exceed the coverage limit of such policy and we may not be able to renew or obtain additional insurance on commercially reasonable terms or at all or we may have to pay higher premiums that could adversely affect our margins.

If our products result in or are alleged to result in adverse effects, we may need to recall our products and may suffer adverse public relations.

        We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to have resulted in or do result in adverse effects, or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. Consumer or customer concerns (whether justified or not) regarding the safety or effectiveness of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory and lost net sales due to the unavailability of the product for a period of time. In addition, a product recall or withdrawal may require significant management attention. Product recalls or withdrawals or any other events that cause consumers to no longer associate our brands with high-quality safe products may also result in adverse publicity, harm our brands, lead to a decline in customer confidence in and demand for our products and lead to increased scrutiny by federal and state regulatory agencies of our operations.

Our success depends on our ability to anticipate and respond in a timely manner to changing consumer preferences.

        Our success depends on our products' appeal to a broad range of consumers whose preferences cannot be predicted with certainty and, in any case, are subject to change in the future. If our current products do not conform to consumer preferences, our net sales may decline. In addition, our growth depends upon our ability to develop new products through product line extensions and product modifications, which involve numerous risks. We may not be able to accurately identify consumer preferences and translate our knowledge into customer-accepted products or successfully integrate these products with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development, marketing and advertising that are not subsequently supported by a sufficient level of net sales. Furthermore, product development may divert management's attention from other business concerns, which could cause net sales of our existing products to suffer. Newly developed products may not contribute favorably to our operating results.

Our international operations are subject to special risks associated with doing business in environments that present a heightened corruption and trade sanctions risk.

        We operate our business and market our products internationally in more than 100 countries, including countries in Asia, Latin America and the Middle East, which may be considered business environments that pose a relatively higher risk of corruption than the United States, and therefore present greater political, economic and operational risk to us, including an increased risk of trade sanction violations. We have adopted and maintain policies and procedures and conduct ongoing training of employees with regard to business ethics and many key legal requirements, such as applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the "FCPA"), which makes it illegal for us and those acting on our behalf to give anything of value to foreign government officials in order to obtain or retain any business or other advantages. However, our employees and third-party agents may not adhere to our policies, applicable anti-corruption laws, including the FCPA, applicable trade sanctions or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In the event that we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, trade sanctions or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected, could face civil and criminal penalties, and significant costs for investigations, litigation, settlements and judgments, which in turn could have a material adverse effect on our business.

We may discontinue products or product lines, which could result in product returns and asset write-offs, or engage in product recalls.

        In the past, we have discontinued certain products and product lines which resulted in returns from customers and asset write-offs. We may suffer similar adverse consequences in the future to the extent we discontinue products that do not meet expectations or no longer satisfy consumer demand. Product returns or write-offs would reduce cash flow and earnings. Product efficacy or safety concerns could result in product recalls or declining net sales, which also would reduce our cash flow and earnings.

Our business could be adversely affected by a prolonged downturn or recession in the United States or the other countries in which we conduct significant business.

        A prolonged economic downturn or recession in the United States or any of the other countries in which we do significant business could materially and adversely affect our business, financial condition or results of operations. In particular, such a downturn or recession could adversely impact (i) the level of spending by our ultimate consumers, (ii) our ability to collect accounts receivable on a timely basis from certain customers, (iii) the ability of certain suppliers to fill our orders for raw materials, packaging or finished goods on a timely basis and (iv) the mix of our products' net sales.

Failure by our transportation providers to deliver our products on time or at all could result in lost net sales.

        We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs.

Labor disputes could adversely affect our business.

        As of April 30, 2015, 87 employees at our Malaysian facility participated in collective bargaining agreements. Our collective bargaining agreement is scheduled to expire on August 31, 2018. A strike, work slowdown or other labor unrest could in some cases impair our ability to supply our products to customers, which could result in reduced revenue and customer claims, and may distract management from focusing on our business and strategic priorities.

Environmental matters create potential liability risks.

        We must comply with various environmental laws and regulations applicable in the jurisdictions in which we operate, including those relating to the use, handling and disposal of solid and hazardous materials and the remediation of contamination associated with the disposal of hazardous wastes at facilities that we, or our predecessor entities, now or formerly owned or operated or to where we, or our predecessor entities, arranged to send hazardous wastes. A release of such substances, whether due to accident or an intentional act, that results in personal injury, property damage or environmental contamination, could result in substantial liability to governmental authorities or to third parties. It is possible that we could become subject to environmental liabilities in the future that could have a material adverse effect on our business.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

        The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of net sales and customers. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

        Our business employs systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, suppliers and others, including personal identification information. Security breaches could expose us to a risk of loss or misuse of this information, litigation and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber attacks. Attacks may be targeted at us, our customers and suppliers, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries or other developments may result in the technology used by us to protect transaction or other data being breached or compromised. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in allegations that we violated applicable privacy and other laws, significant legal and financial exposure and a loss of confidence in our security measures, which could have a material adverse effect on our business.

We have identified a material weakness in our internal controls over financial reporting. Failure to remediate such material weakness or to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        We are not currently required to comply with the rules of the Securities and Exchange Commission (the "SEC") implementing Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 and Section 404 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following this offering.

        In connection with our preparation for this offering, we identified control deficiencies that constituted a material weakness in our internal control over financial reporting related to the analysis undertaken to support the accounting and disclosure for non-routine and complex transactions in accordance with GAAP. We are in the early phases of developing a Sarbanes-Oxley compliance methodology and planning document that will be the basis for the design and operation of our internal control over financial reporting and do not expect it to be implemented until after this offering is completed. We cannot predict the outcome of our design review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to those described above. The material weakness described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness described above or avoid potential future material weaknesses.

        To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional staff. If we are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once it is required to do so, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by                    , the SEC or other regulatory authorities, which could require additional financial and management resources.

 Risks Related to Our Common Stock and this Offering

We will be a "controlled company" within the meaning of                rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After the completion of this offering, our principal stockholder, PHW Equity Investors, L.P., which is controlled by our Sponsor and its affiliates, will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of                . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements including:

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  the requirement that a majority of the board of directors consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        Following this offering we intend to utilize these exemptions. As a result we will not have a majority of independent directors and our compensation committee and nominating and corporate governance committee will not consist entirely of independent directors. Additionally, we only are required to have one independent audit committee member upon the listing of our common stock on                , a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                .

        Our principal stockholder, however, is not subject to any contractual obligation to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC. Except for this brief period, our Sponsor may elect to dispose of its majority ownership of our common stock at any time following the offering.

We are an "emerging growth company," as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, financial statement disclosures and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700.0 million as of any October 31. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and trade at a lower level than it would otherwise have traded.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

        We have historically operated our business as a privately owned company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of                    , and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. We may not be able to comply with the applicable regulations in a timely manner, if at all, including additional requirements which will become applicable to us when we are no longer an emerging growth company.

        Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and                , have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased marketing, selling and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or                . Any such action could harm our reputation and the confidence of investors and clients in our company and could cause our share price to fall.

Our stock price could be volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

        There has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. In addition, the stock market in general has been volatile. As a result, the market price of our common stock may be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

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  variations in our operating performance and the performance of our competitors;

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  actual or anticipated fluctuations in our quarterly or annual operating results;

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  publication of research reports by securities analysts about us or our competitors or our industry;

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  our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

  •
  additions and departures of key personnel;

  •
  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

  •
  the passage of legislation or other regulatory developments affecting us or our industry;

  •
  speculation in the press or investment community;

  •
  changes in accounting principles;

  •
  terrorist acts, acts of war or periods of widespread civil unrest;

  •
  natural disasters and other calamities; and

  •
  changes in general market and economic conditions.

        In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock.

        Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of preferred stock would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

        After this offering, there will be                    shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately            % of our outstanding common stock (or            % if the underwriters exercise in full their option to purchase additional shares) will be held by investment funds affiliated with our Sponsor and members of our management and employees.

        Each of our directors, executive officers and significant equity holders (including affiliates of our Sponsor) has entered into a lock-up agreement with Credit Suisse Securities (USA) LLC on behalf of the underwriters which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

        We expect that beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock will be entitled to require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

        In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our 2012 Equity Incentive Plan and              . For more information, see "Shares Eligible for Future Sale—Registration Statements on Form S-8."

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

        Our certificate of incorporation and by-laws to be in effect upon the completion of this offering and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than our principal stockholder. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See "Description of Capital Stock."

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $            per share as of                based on an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our equity incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See "Dilution."

Our Sponsor through its control over our principal stockholder, PHW Equity Investors, L.P., will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

        We are currently controlled, and after this offering is completed will continue to be controlled, by PHW Equity Investors, L.P. Upon completion of this offering, PHW Equity Investors, L.P. will beneficially own        % of our outstanding common stock (        % if the underwriters exercise in full their option to purchase additional shares). For as long as PHW Equity Investors, L.P. continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, PHW Equity Investors, L.P. will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, PHW Equity Investors, L.P. will continue to be able to substantially influence or effectively control our decisions.

        Additionally, our Sponsor, which controls the investment and voting decisions of PHW Equity Investors, L.P., is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

        We intend to retain future earnings, if any, and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future indebtedness, including our senior secured credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price of our common stock would likely be negatively impacted. In the event securities or industry analysts initiated coverage, if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of these analysts who cover us downgrades our common stock or publishes unfavorable research about our business, our share price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements." These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "expects," "may," "will," "should," "seeks," "projects," "approximately," "intends," "plans," "estimates" or "anticipates" or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this prospectus, which include but are not limited to the following:

  •
  We may not be successful in implementing or maintaining our business strategies;

  •
  We may fail to maintain our brands and relationships with hands-on healthcare practitioners or fail to cultivate new relationships with new hands-on healthcare practitioners;

  •
  We are exposed to commodity price volatility, particularly with respect to the price of latex, menthol and polyisoprene;

  •
  We may not be successful in developing and marketing new products or product enhancements or finding new applications for our existing products, which could impair our growth plans;

  •
  We are subject to risks of doing business internationally;

  •
  Our Sponsor and its affiliates own a substantial portion of our outstanding equity and its interests may not always coincide with the interests of our other stockholders; and

  •
  Our business plan relies on assumptions concerning demographic and other trends, which if incorrect could adversely affect our business plan and results of operations.

        These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

        Although we base these forward-looking statements on assumptions that we believe are reasonable when made, forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        Given these risks and uncertainties, you should not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $            million (or $             million assuming the underwriters exercise their option to purchase additional shares in full). This estimate assumes an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

        We intend to use the net proceeds from this offering to repay some or all of the outstanding principal on the term loan under our Second Lien Credit Facility, as defined in "Description of Certain Indebtedness," plus accrued interest thereon. We incurred indebtedness under our senior secured credit facilities, including under our Second Lien Credit Facility, in February 2015 to redeem the outstanding principal amount under our then outstanding senior subordinated promissory notes due in April 2019, repay our then outstanding term loan and revolving line of credit borrowings, make a $134.0 million distribution to our stockholders and partially fund our fiscal 2015 acquisition. As of April 30, 2015, the term loan under our Second Lien Credit Facility had an interest rate of 9.75%. The term loan under our Second Lien Credit Facility matures on April 11, 2021. If the net proceeds to us from this offering are sufficient to prepay the outstanding principal amount and accrued interest on such term loan, such payment will not be subject to any prepayment premium. To the extent this offering does not generate net proceeds sufficient to repay the outstanding principal amount plus accrued interest on the term loan under the Second Lien Credit Facility, we may seek to borrow additional funds under the First Lien Credit Facility in order to avoid paying a prepayment premium of up to three percent.

        If the net proceeds to us from this offering exceed the amount required to prepay the outstanding principal amount and accrued interest on our Second Lien Credit Facility, we expect to use such excess net proceeds for general corporate purposes.

 DIVIDEND POLICY

        Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in the credit agreements governing our senior secured credit facilities, in the future, determine to pay dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of April 30, 2015:

  •
  On an actual basis; and

  •
  On an as adjusted basis to reflect the issuance of                    shares of common stock in this offering at an assumed offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering described under "Use of Proceeds."

        This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of April 30, 2015
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$4,524	$

Debt:
Revolver	$—	$
Term Loans(2)	383,542

Total debt	383,542

Redeemable common stock	5,112
Stockholders' equity (deficit):
Additional paid in capital	1,224
Accumulated (deficit)	(1,307)
Accumulated other comprehensive income	(935)

Total stockholders' equity (deficit)	(1,018)

Total capitalization(1)	$387,636	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our cash and cash equivalents and total capitalization by $            , after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)
Reflects term loans of $390.0 million, net of unamortized original issue discount of approximately $6.5 million.

DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

        Our net tangible book value at                , 2015 was approximately $                , or $          per share of our common stock based on            shares of common stock outstanding, immediately prior to this offering.

        After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $                  per share (the midpoint of the range set forth on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," our adjusted net tangible book value at                would have been approximately $                    , or $                  per share of common stock. This represents an immediate increase in net tangible book value per share of $          to existing stockholders and an immediate decrease in net tangible book value per share of $                  to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share		$
Net tangible book value per share at , 2015	$
Increase in net tangible book value per share attributable to new investors in this offering
Net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share of our common stock (the midpoint of the range set forth on the cover page of this prospectus) would decrease (increase) our pro forma net tangible book value after giving effect to the offering by $                    , assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

        The following table sets forth, as of                  , the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	$		%	$		%	$
New investors

Total	$	100%		$	100%

        If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be        %, and the percentage of shares of our common stock held by new investors would be        %.

        To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised or other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The selected historical financial data as of and for the years ended April 30, 2015 and 2014 presented in this table has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the year ended April 30, 2015 are not necessarily indicative of the results that may be expected for the year ended April 30, 2016.

        This selected consolidated financial and operating data should be read in conjunction with the disclosures in "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	For the year ended April 30,
	2015	2014
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data
Net sales	$146,194	$115,762
Cost of products sold	61,269	49,773

Gross profit	84,925	65,989
Selling, general and administrative expenses	50,733	39,578

Income from operations	34,192	26,411
Other income (expense):
Interest expense, net	(20,739)	(20,179)
Extinguishment of long-term debt	(1,034)	(1,664)
Bargain purchase gain	—	2,315
Other, net	(170)	(708)

Total other income (expense)	(21,943)	(20,236)

Income before income taxes	12,249	6,175
Provision for income taxes	5,359	3,546

Net income	$6,890	$2,629

Per share information:
Net income per share:
Basic	$5.12	$1.97
Diluted	$5.10	$1.97
Weighted average shares outstanding:
Basic	1,344,749	1,337,220
Diluted	1,351,572	1,337,220

	For the year ended April 30,
	2015	2014
	(dollars in thousands)
Other financial data:
Cash flows from:
Operating activities	$21,535	$15,399
Investing activities	(20,601)	(22,269)
Financing activities	1,065	5,657
Depreciation and amortization	12,868	11,861
Capital expenditures(1)	2,151	1,070
EBITDA(2)	$45,856	$38,215
Adjusted EBITDA(2)	$54,255	$43,029

	As of April 30,
	2015	2014
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,524	$2,764
Net working capital(3)	35,003	31,188
Goodwill and intangible assets	377,750	369,831
Property, plant and equipment, net	11,663	12,604
Total assets	443,194	428,894
Total debt	383,542	243,964
Total redeemable common stock and stockholders' (deficit) equity	4,094	130,447

(1)
Capital expenditures exclude purchases of software of $1.4 million and $0.7 million in fiscal 2015 and fiscal 2014, respectively.

(2)
EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

  We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

  We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Specifically, our senior secured credit facilities contain financial ratio conditions that use Adjusted EBITDA as a measure of our financial health. We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and (ii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

  Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do.

	For the year ended April 30,
	2015	2014
	(dollars in thousands)
Net income	$6,890	$2,629
Depreciation and amortization	12,868	11,861
Interest expense, net	20,739	20,179
Income taxes	5,359	3,546

EBITDA	45,856	38,215
Acquisition related costs(a)	2,177	2,573
Costs associated with proposed initial public offering(b)	585	—
Bargain purchase gain(c)	—	(2,315)
Debt refinancing(d)	2,941	1,835
Stock-based compensation(e)	1,341	356
Management fee and reimbursed expenses(f)	1,119	1,052
Other(g)	236	1,313

Adjusted EBITDA	$54,255	$43,029

(a)
In connection with our acquisitions, we incurred acquisition-related costs consisting of: investment banking, legal and other professional services costs; the recording of non-cash fair value adjustments associated with acquisition accounting; the disposal of property, plant and equipment and associated disposal costs; and costs associated with the write-off of non-operating assets.

(b)
During fiscal 2015, we incurred $0.5 million in costs associated with this offering. These consisted mainly of legal, accounting and other professional advisory services costs.

(c)
During fiscal 2014, we recognized a bargain purchase gain of $2.3 million related to our acquisition of Cramer Products, Inc.

(d)
Includes expenses associated with our debt refinancings and modifications during fiscal 2015 and fiscal 2014, including our loss upon the extinguishment of debt of $1.0 million and $1.7 million during the respective periods.

(e)
Represents the non-cash charge attributable to our stock-based compensation expense.

(f)
Pursuant to our management agreement with Gridiron Capital, LLC for advisory, transaction and oversight services, we are required to pay an annual advisory fee and reimburse Gridiron Capital, LLC for its out-of-pocket expenses. In addition, we are obligated to pay a transaction fee related to the consummation of a material financing or business acquisition. This agreement will terminate upon the completion of this offering.

(g)
Represents certain non-recurring and unusual or non-operational losses primarily related to non-consummated acquisition costs, costs associated with the ongoing liquidation of a German subsidiary, facility reorganization and software write-off.
(3)
Net working capital is calculated as current assets (other than cash and cash equivalents) minus current liabilities (other than debt).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See "Cautionary Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and elsewhere in this prospectus. Except where the context otherwise requires, the terms "we," "us," or "our" refer to the business of Performance Health Holdings Corp. and its consolidated subsidiaries.

Overview

        Performance Health is a fast-growing, highly profitable, global consumer branded health, wellness and self-care company. Our broad and complementary product offering consists of Biofreeze, TheraBand, TheraPearl, Cramer, Bon Vital, Perform and Hygenic and has been helping consumers accelerate recovery, relieve pain, grow stronger, improve performance and enhance quality of life for nearly 100 years.

        We sell our products through clinical and retail channels in the U.S. and internationally. Currently, we distribute our products in over 53,000 U.S. retail locations and 105 countries, 45 of which we have entered since May 1, 2013. Over time, we expect to significantly increase our U.S. retail and international market penetration through the introduction of additional brands and products into currently served channels and markets and entry into new channels and markets.

Components of Our Operating Results and Trends

        The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Net sales

        We generate revenue from the sale of our products to our professional, retailer and original equipment manufacturer ("OEM") customers. Our products are sold primarily to consumers through a multi-channel network including hands-on healthcare practitioners and traditional retailers, both in the U.S. and internationally. Our net sales include total sales less estimates for returns and price allowances. Price allowances include discounts for prompt payment as well as volume-based incentives.

        The following factors and trends have driven our net sales growth in recent years:

  •
  Increased penetration of traditional retail channels (including food, drug, mass merchant and sporting goods outlets) with our clinical brands, focusing on initiatives to expand and improve shelf presence and increase sales velocity;

  •
  Continued expansion into and penetration of international markets, leveraging our expanding multi-national distributor network with our growing product portfolio;

  •
  Acquired generally single-channel companies with strong brands and product portfolios that complement our health, wellness and self-care offering and then cross-selling these acquired products (Cramer, Bon Vital and TheraPearl) through our multi-channel network, broadening the reach to new customers;

  •
  Continued innovation in our product portfolio by, adding new products that enhance functionality, address adjacent needs or fill gaps in our current portfolio, and by developing new applications for existing products;

  •
  Demographic and lifestyle trends yielding a more active yet aging population with a growing incidence of chronic conditions seeking consumer-friendly, proven and less-invasive solutions for their health, wellness and self-care needs; and

  •
  Consistent investment in our core clinical channel, strengthening practitioner loyalty and clinical brand positioning.

        Over the past several years, we have significantly increased the breadth of our portfolio through product launches and acquisitions, the number of international markets where we sell and our total retail location count in the U.S. We expect that we will continue to grow revenue in future periods as we continue to cross-sell our portfolio through each of our channels and deepen our penetration in both retail and international markets. We also anticipate pursuing additional acquisitions to further expand our complementary platform while enhancing channel capabilities.

Gross profit

        Our gross profit reflects our net sales less our cost of products sold which consists of the costs of raw materials, packaging materials, in-house and contract manufacturing, warehousing, shipping, supply chain, operational maintenance and depreciation.

        We have three owned manufacturing locations where we predominantly manufacture our elastomeric products as well as a network of contract manufacturers from whom we purchase our topical finished goods and certain other products. We source key raw materials such as latex and menthol on a global basis and normalize pricing by negotiating contracts and locking in pricing for 6 to 12 months into the future for these specific materials. Our top 4 raw materials make up 10% of our total supplier spend, so we are not significantly dependent on any one supplier.

        We have invested significant time and energy every year to improve our gross margins and achieve permanent cost reductions and productivity improvements in our operations and supply chain. These efficiency projects have focused on reducing our in-house manufacturing costs, negotiating lower contract manufacturing and freight costs, leveraging warehouse expense and reducing raw material and packaging material costs. We accomplished this with increased volume purchases, contract consolidation, secondary sourcing initiatives, lean manufacturing practices and price negotiations.

        We expect to sustain our gross margins by continuing to execute on these initiatives and executing annual price increases in our core markets. We plan to continue to leverage our buying power, pursue lean manufacturing initiatives, consolidate unit operations where appropriate, reduce our inventory levels and improve quality. We also expect our capital expenditures to remain stable as we do not plan to increase our expenditures to realize these efficiency initiatives.

Selling, general and administrative expenses

        Our selling, general and administrative expense consists of all expenditures incurred in connection with the sales and marketing of our products, as well as administrative overhead costs, including:

  •
  compensation and benefit costs for management, sales personnel and administrative staff, including stock-based compensation expense. Expenses relating to administrative personnel generally do not increase or decrease directly with changes in sales volumes; and

  •
  depreciation, amortization, advertising and other selling expenses, such as expenses incurred in connection with travel and communications.

        Selling, general and administrative expenses as a percentage of net sales have increased slightly from fiscal 2014 to fiscal 2015, largely driven by the full year impact of two acquisitions made in fiscal 2014 and the acquisition made in fiscal 2015.

        We continue to strategically leverage available synergies by integrating the recent acquisitions while making headcount investments, particularly in the sales, marketing and finance groups to support growth. We also continue to invest in product development to support innovation and drive net sales, as well as in information technology, including our new ERP system, the initial implementation phase of which is planned to occur during the second half of fiscal 2016.

        We expect our selling, general and administrative expenses to continue to increase in absolute dollars as we invest to support the planned growth of our business and our operation as a public company. After this offering, we expect to incur net incremental annual costs related to operating as a public company in the range of $1.0 to $1.5 million.

Interest expense, net

        Interest expense, net consists primarily of interest expense on institutional borrowings and our indebtedness and changes in fair value of our interest rate cap instrument, net of capitalized interest expense. Interest expense, net also includes the amortization of debt issuance costs and original issue discount associated with our borrowings. See "Description of Certain Indebtedness" and Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

        We intend to use the net proceeds we receive in this offering to repay some or all of the outstanding principal on the term loan under our Second Lien Credit Facility, plus accrued interest thereon.

Results of Operations

        The following table summarizes key components of our results of operations for the period indicated, including as a percent of net sales:

	For the year ended April 30,
	2015		2014
	(dollars in thousands)
Net sales	$146,194	100.0%	$115,762	100.0%
Cost of products sold	61,269	41.9	49,773	43.0

Gross profit	84,925	58.1	65,989	57.0
Selling, general and administrative expenses	50,733	34.7	39,578	34.2

Income from operations	34,192	23.4	26,411	22.8
Other income (expense):
Interest expense, net	(20,739)	(14.2)	(20,179)	(17.4)
Extinguishment of long-term debt	(1,034)	(0.7)	(1,664)	(1.4)
Bargain purchase gain	—	0.0	2,315	2.0
Other, net	(170)	(0.1)	(708)	(0.6)

Total other income (expense)	(21,943)	(15.0)	(20,236)	(17.5)

Income before income taxes	12,249	8.4	6,175	5.3
Provision for income taxes	5,359	3.7	3,546	3.1

Net income	$6,890	4.7%	$2,629	2.3%

Year Ended April 30, 2015 Compared to the Year Ended April 30, 2014

Net Sales

        Net sales increased $30.4 million, or 26.3%, to $146.2 million for fiscal 2015, as compared to fiscal 2014. The increase in net sales was primarily driven by volume attributable to our fiscal 2014 acquisitions, which are included in fiscal 2014 net sales since their date of acquisition and for a full year in our fiscal 2015 results, and our fiscal 2015 acquisition, which is included in fiscal 2015 net sales since its date of acquisition. Acquisitions accounted for approximately $25.0 million of the total year-over-year increase. The remaining growth was primarily the result of volume increases in our Biofreeze and TheraBand product families.

Gross Profit

        Our gross profit increased $18.9 million, or 28.7%, to $84.9 million for fiscal 2015, as compared to fiscal 2014. Our gross profit margin increased 110 basis points to 58.1% for fiscal 2015 from 57.0% for fiscal 2014. The year-over-year improvement in gross profit margin was primarily driven by reduced raw material costs and to a lesser extent by price increases, partially offset by operating investments to support growth initiatives.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $11.2 million, or 28.2%, to $50.7 million for fiscal 2015, as compared to fiscal 2014. As a percentage of net sales, selling, general and administrative expenses increased from 34.2% for fiscal 2014 to 34.7% for fiscal 2015. Of the $11.2 million increase, $6.0 million was driven by our fiscal 2014 acquisitions, where a full year of activity is included in fiscal 2015 results and our fiscal 2015 acquisition. Additional key drivers of the year-over-year change include one-time charges of third-party expenses ($1.9 million) related to a debt refinancing during 2015 as well as a one-time non-cash expense upon the modification of certain stock options ($1.2 million) effected in connection with the debt refinancing and a related distribution to our stockholders.

Income from Operations

        Income from operations increased $7.8 million, or 29.5%, to $34.2 million for fiscal 2015, as compared to fiscal 2014 as a result of the factors discussed above.

Interest Expense

        Interest expense increased $0.6 million, or 2.8%, to $20.7 million for fiscal 2015, as compared to fiscal 2014. In February 2015, we entered into our senior secured credit facilities consisting of a First Lien Credit Facility and a Second Lien Credit Agreement providing total term loan proceeds in the aggregate principal amount of $390.0 million and a revolving credit facility of $15.0 million. Proceeds from the senior secured credit facilities were used to redeem our then outstanding senior subordinated promissory notes due in April 2019 ($41.0 million), repay our then outstanding term loan and revolving line of credit borrowings ($215.0 million) and make a distribution to our stockholders ($134.0 million). Although our debt balances increased significantly in February 2015, the impact of this increase on interest expense was partially offset through the repayment of our higher interest rate senior subordinated promissory notes.

Extinguishment of Long-Term Debt

        As a result of the February 2015 refinancing discussed above, we incurred a loss on the extinguishment of debt of $1.0 million, which resulted from the write-off of unamortized debt issuance costs of $0.5 million and the write-off of unamortized original issue discount of $0.5 million.

        In fiscal 2014, we amended our then existing credit agreement to provide for additional term loan borrowings and as a result, made a $40.0 million partial repayment of our then outstanding senior subordinated promissory notes. Related to this amendment and partial repayment we incurred a loss on the extinguishment of debt of $1.7 million in fiscal 2014 which resulted from the write-off of unamortized debt issuance costs of $0.7 million unamortized original issue discount of $0.2 million and the payment of a prepayment fee of $0.8 million.

Bargain Purchase Gain

        During fiscal 2014, we recognized a bargain purchase gain of $2.3 million related to our acquisition of Cramer Products, Inc.

Other, net

        Other, net decreased $0.5 million, or 76.0%, to a $0.2 million expense for fiscal 2015, as compared to fiscal 2014. The decrease was primarily due to a smaller loss on the disposal of assets in fiscal 2015.

Provision for Income Taxes

        Provision for income taxes increased $1.8 million, or 51.1%, to $5.4 million for fiscal 2015, as compared to fiscal 2014. The effective income tax rate was 43.8% and 57.4% for fiscal 2015 and fiscal 2014, respectively.

        In fiscal 2015, our effective tax rate exceeded our U.S. federal statutory rate by 8.8% and was primarily attributable to the impact of state and foreign income taxes as well as increases in net deferred tax liabilities for changes in state income tax rates. The foreign income tax impact was primarily related to a non-recurring tax accrual of approximately $0.6 million for the recognition of the German corporate, trade and solidarity surcharge taxes associated with the exportation of appreciated intangible assets incurred as a result of our ongoing liquidation process of a German subsidiary. These increases were partially offset by the favorable impact of the domestic production activities deduction.

        In fiscal 2014, our effective tax rate exceeded our U.S. federal statutory rate by 22.4% and was primarily attributable to the impact of increases in deferred tax liabilities for changes in state income tax rates. The increase was partially offset by the favorable impact of the domestic production activities deduction and the benefit associated with the nontaxable treatment of the bargain purchase gain.

Net Income

        In fiscal 2015, our net income increased $4.3 million, or 162.1%, to $6.9 million, as compared to fiscal 2014 due to the reasons discussed above.

Adjusted EBITDA

        Our Adjusted EBITDA increased $11.2 million, or 26.1%, to $54.3 million for fiscal 2015, as compared to fiscal 2014 due to the reasons discussed above.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash flow from operations and borrowings available under our $15.0 million revolving credit facility. There were no borrowings outstanding at April 30, 2015 under the revolving credit facility and at April 30, 2014, $4.7 million in borrowings were outstanding. For fiscal 2015 and fiscal 2014, average outstanding balances under the revolving credit facility were $2.9 million and $2.4 million, respectively.

        We had net working capital of $35.0 million and $31.2 million at April 30, 2015 and 2014, respectively. The increase in net working capital for fiscal 2015, was primarily due to increases in trade accounts receivable of $1.3 million, inventories of $2.7 million and income taxes receivable of $2.0 million as well as a decrease in income taxes payable of $0.7 million. These increases were partially offset by increases in accounts payable and accrued expenses of $3.1 million.

        We anticipate that we will continue to generate positive cash flows from operating activities and that the cash generated will be used principally to fund ongoing operations, as well as to make scheduled principal and interest payments. Over the next twelve months, scheduled principal payments are $0.7 million per quarter on the term loan under our First Lien Credit Facility.

        The following table sets forth, for the period indicated, net cash flows provided by (used in) operating, investing and financing.

	Year Ended April 30,
	2015	2014
	(dollars in thousands)
Net cash provided by (used in):
Operating activities:
Net income	$6,890	$2,629
Depreciation and amortization	12,868	11,861
Non-cash loss on the extinguishment of debt	1,034	864
Deferred income taxes	(2,135)	335
Amortization of deferred financing costs and OID	1,033	905
Bargain purchase gain	—	(2,315)
Other non-cash items	1,978	1,605

Net income adjusted for non-cash items	21,668	15,884
Changes in operating assets and liabilities	(133)	(485)

Operating activities	21,535	15,399
Investing activities	(20,601)	(22,269)
Financing activities	1,065	5,657
Effect of exchange rate changes on cash	(239)	60

Net increase (decrease) in cash and cash equivalents	$1,760	$(1,153)

Net Cash Provided by Operating Activities

        Cash provided by operating activities was $21.5 million for fiscal 2015, as compared to $15.4 million for fiscal 2014. The increase in cash from operating activities is primarily related to a $4.3 million increase in net income in fiscal 2015.

Net Cash Provided by (Used in) Investing Activities

        Cash used in investing activities was $20.6 million for fiscal 2015, as compared to $22.3 million for fiscal 2014. The decrease in cash used in investing activities was the result of a $3.2 million decrease in cash paid for businesses acquired. The decrease was offset by a $1.1 million increase in purchases of property, plant and equipment and a $0.7 million increase in purchases of software.

Cash Provided by (Used in) Financing Activities

        Cash provided by financing activities totaled $1.1 million for fiscal 2015, as compared to $5.7 million for fiscal 2014. During fiscal 2015, we received net loan proceeds of $400.0 million related to our senior secured credit facilities which were used in part to make the $134.0 distribution to stockholders, repay borrowings outstanding under our prior credit facility and our then outstanding senior subordinated promissory notes and partially fund the fiscal 2015 acquisition.

        In fiscal 2014, the funds provided were primarily the result of $4.7 million in net borrowings under our revolving line of credit and approximately $4.2 million in net new long-term borrowings.

        We intend to use the net proceeds we receive in this offering to repay some or all of the outstanding principal on the term loan under our Second Lien Credit Facility, plus accrued interest thereon. See "Use of Proceeds."

Senior Secured Credit Facilities

        We have senior secured credit facilities that consist of a $15.0 million revolving credit facility and term loans of $270.0 million and $120.0 million. As of April 30, 2015, we had $390.0 million in principal outstanding under our term loans and no borrowing outstanding under our revolving credit facility.

        On February 27, 2015, we entered into an amended and restated credit agreement, the First Lien Credit Agreement, and a Second Lien Credit Agreement providing a principal aggregate amount under our term loans of $390.0 million. The previous $13.0 million revolving credit facility was replaced with a $15.0 million facility governed by our First Lien Credit Agreement. The proceeds were used to redeem our then outstanding senior subordinated promissory notes, repay the then outstanding term loan and revolving line of credit borrowings and make a distribution to our stockholders. As a result of the refinancing, we incurred a loss on the extinguishment of debt of $1.0 million, which resulted from the write-off of unamortized debt issuance costs of $0.5 million and the write-off of unamortized original issue discount of $0.5 million.

        See "Description of Certain Indebtedness" for a detailed description of our senior secured credit facilities.

Contractual Obligations

        The following table sets forth our expected contractual obligations as of April 30, 2015:

	Obligations Due In The Fiscal Years Ending April 30:
Contractual Obligations	Total	2016	2017 - 2018	2019 - 2020	Thereafter
	(dollars in thousands)
Debt, including current portion
First Lien Term Loan	$270,000	$2,700	$5,400	$5,400	$256,500
Second Lien Term Loan(1)	120,000	—	—	—	120,000
Interest payments(2)	157,548	28,300	56,000	55,000	18,248
Operating Leases	764	263	331	130	40
Uncertain tax positions(3)	—	—	—	—	—
Management fees(4)	7,500	1,000	2,000	2,000	2,500

	$555,812	$32,263	$63,731	$62,530	$397,288

(1)
We intend to use the net proceeds we receive in this offering to repay some or all of the outstanding principal on the term loan under our Second Lien Credit Facility, plus accrued interest thereon.

(2)
Amounts assume that the senior secured credit facilities are repaid upon maturity, and the revolving credit facility remains undrawn, which may or may not reflect future events. Future interest payments include commitment fees on the unused portion of the revolving credit facility and reflect the interest payments on our term loans. Future interest payments assume April 30, 2015 interest rates will prevail throughout all future periods. Actual interest payments and repayment amounts may change. As described in (1) above, we intend to use the net proceeds we receive in this offering to repay some or all of the outstanding principal on the Second Lien Credit Facility, plus accrued interest thereon.

(3)
As of April 30, 2015, we had approximately $0.6 million of uncertain tax positions, including interest and penalties. Due to the high degree of uncertainty regarding future timing of cash flows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities.

(4)
Pursuant to our management agreement with Gridiron Capital, LLC for advisory, transaction and oversight services, we are required to pay an annual advisory fee of $1.0 million and reimburse Gridiron Capital, LLC for its out-of-pocket expenses. In addition, we are obligated to pay a transaction fee related to the consummation of a material financing or business acquisition. This agreement will terminate upon the completion of this offering. See "Certain Relationships and Related Party Transactions."

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements as of April 30, 2015.

Critical Accounting Policies

        Our discussion and analysis of results of operations and financial condition are based upon our financial statements. Our financial statements have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the amounts reported in our financial statements. We base our estimates and judgments on historical experiences and assumptions believed to be reasonable under the circumstances and re-evaluate them on an ongoing basis. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the financial statements.

Accounting for Business Combinations

        We account for business combinations under the acquisition method of accounting. This method requires the recording of acquired assets, including separately identifiable intangible assets, and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, royalty rates, asset lives and market multiples, among other items.

        The fair values of intangible assets were estimated using an income approach, either the excess earnings method (customer relationships and contracts) or the relief from royalty method (trademarks and trade names). Under the excess earnings method, an intangible asset's fair value is equal to the present value of the incremental after-tax cash flows attributable solely to the intangible asset over its remaining useful life. Under the relief from royalty method, fair value is measured by estimating future revenue associated with the intangible asset over its useful life and applying a royalty rate to the revenue estimate. These intangible assets enable us to secure markets for our products, develop new products to meet our evolving business needs and competitively produce our existing products.

        The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties, were based on the consideration that unless otherwise identified, they will continue to be used "as is" and as part of the ongoing business. In contemplation of the in-use premise and the nature of the assets, the fair value was developed primarily using a cost approach. The determination of the fair value of assets acquired and liabilities assumed involves assessing factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition.

        The results of operations for our businesses acquired are included in our financial statements from the date of such acquisition.

        See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for further detail on acquisitions and related accounting.

Asset Impairments

        Factors that could result in future impairment charges, among others, include changes in economic conditions, changes in competitive conditions and customer preferences and fluctuations in foreign currency exchange rates. These risk factors are discussed in "Risk Factors."

Goodwill

        Goodwill represents costs in excess of fair values assigned to underlying net assets of acquired companies and is not amortized; instead it is subject to annual review unless conditions arise that require a more frequent evaluation. We conduct our annual goodwill impairment assessment as of April 30 of each fiscal year and plan on conducting our annual assessment each fiscal year in April, unless conditions exist that would require a more frequent evaluation.

        In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following:

  •
  macroeconomic conditions;

  •
  industry and market considerations;

  •
  cost factors;

  •
  overall financial performance; and

  •
  other relevant entity-specific events.

        If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the two-step quantitative impairment test; otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

        Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill.

        There are several methods of estimating a reporting unit's fair value, including market quotations, underlying asset and liability fair value determinations, and other valuation techniques, such as discounted projected future net earnings or net cash flows and multiples of earnings of comparable entities with similar operations and economic characteristics and reference transactions in the same or similar lines of business. Through probability weighting, we use a combination of discounted projected future earnings or cash flow methods, comparable transactions and multiples of earnings in estimating a reporting unit's fair value. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy, as defined in ASC 820, Fair Value Measurement.

        The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to our future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative expenses, income taxes and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows. Due to the inherent uncertainty in forecasting cash flows and earnings, actual future results may vary significantly from the forecasts. Based on the degree of uncertainty, we cannot quantify the potential effect of the change in estimates on our results of operations and financial position.

        Goodwill is allocated to, and evaluated for impairment at, the reporting unit level, which is defined as an operating segment or one level below an operating segment. We have determined that we conduct business within one operating segment and reportable unit, and, therefore, all goodwill is attributable to our one operating segment.

        If the carrying amount of a reporting unit, including goodwill, exceeds the estimated fair value, then the fair values of the individual assets (including identifiable intangible assets) and liabilities of the reporting unit are estimated. The excess of the estimated fair value of the reporting unit over the estimated fair value of its net assets would establish the implied value of goodwill. The excess of the recorded amount of goodwill over the implied value is then charged to earnings as an impairment loss.

        We chose to proceed directly to the two-step quantitative impairment test for year ended April 30, 2015. Based on the results of our annual impairment review conducted in April 2015, management concluded that fair value exceeded the carrying value for its reporting unit including recorded goodwill, and no impairment existed.

Other intangible assets

        We conducted our initial annual indefinite-lived intangible assets impairment assessment as of April 30, 2015 and plan to update this assessment annually each April, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of indefinite-lived intangible assets, primarily trade names, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value through a charge to earnings as an impairment loss. Each year, we evaluate those intangible assets with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. When testing indefinite-lived intangible assets for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Such qualitative factors may include the following:

  •
  macroeconomic conditions;

  •
  industry and market considerations;

  •
  cost factors;

  •
  overall financial performance; and

  •
  other relevant entity-specific events.

        Based on the results of our annual impairment review, management concluded that the fair value exceeded carrying value and no impairments existed.

        Definite-lived intangible assets, such as trademarks, customer relationships and contracts and non-compete agreements are amortized over their estimated useful lives, generally for periods ranging from 5 to 24 years. The reasonableness of the useful lives of these assets is continually evaluated.

Long-Lived Assets

        Long-lived assets, which includes property, plant and equipment, and finite-lived intangible assets, are assessed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows generated by that asset. In the event the carrying amount of the asset exceeds the undiscounted future cash flows generated by that asset and the carrying amount is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying amount over its fair value. An impairment loss is recognized in the statement of operations in the period that the impairment occurs.

Stock-Based Compensation and Redeemable Common Stock

        In 2012, we adopted an equity incentive plan (the "2012 Option Plan") which was established to provide management and other employees and service providers the opportunity to acquire an ownership interest in us. An aggregate of 107,823 shares of non-voting common stock are reserved for issuance pursuant to the 2012 Equity Plan. Shares issued under the 2012 Option Plan may be authorized but unissued shares or previously issued shares acquired by us. The 2012 Option Plan provides that the exercise price of options granted shall be no less than the fair market value of our common stock on the date the options are granted. Options granted have a term of no greater than 10 years from the date of grant and generally vest over a five year period in accordance with a schedule determined at the time the option is granted. The time-based option awards provide for acceleration of time-based vesting in the event of a change in control, as defined in the 2012 Option Plan. Termination of employment or service, as applicable, prior to vesting will result in forfeiture of the unvested stock options. Vested stock options will remain exercisable by an employee or other service provider after termination, subject to the terms of the 2012 Option Plan.

        Options awarded under the 2012 Option Plan vest based on the passage of time ("time vesting"), the performance of a certain event ("performance vesting"), on the attainment of a market condition ("market vesting"), or a combination of the preceding, as defined in the stock option agreements. Awards may require one or multiple conditions for vesting. Options with performance or market-based conditions are generally subject to a required service period along with the performance or market condition. We may, at our own discretion, accelerate the vesting or exercisability of an award. The stock option agreements provide for restrictions on the exercise and transfer of options.

        A total of 107,823 and 106,500 options were outstanding under the 2012 Option Plan at April 30, 2015 and 2014, respectively, of which 43,289 and 42,600 are considered time vesting options for each respective year-end.

        Stock-based compensation cost is measured at grant date, based on the estimated fair value of the award. For time vesting options, stock-based compensation expense is recognized over the awards' requisite service period using the straight-line attribution method, less an estimate for expected forfeitures. For performance vesting options, compensation expense is recognized when achievement of the performance condition is deemed probable. For performance and market based awards which also require a service period, we use straight-line expense attribution over the longer of the derived service period or when the performance or market condition is satisfied. Our performance-based options also contain a market-based condition necessary for vesting. Since the performance condition is currently not deemed probable, no compensation expense has been recognized with respect to these options for fiscal 2015 or fiscal 2014. We use the Black-Scholes valuation model, or, in the case of awards with market-based conditions, a Monte Carlo valuation model, to determine the fair value of stock options. The Black-Scholes valuation model includes various assumptions, including the expected volatility, the expected term of the award, dividend yield and the risk-free interest rate.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the table below. Expected volatilities are based on comparable companies. We use appropriate historical data, as well as current data, to estimate option exercise and employee termination behaviors. Employees that are expected to exhibit similar exercise or termination behaviors are grouped together for the purposes of valuation. The expected term of our stock options was estimated using the simplified method as we are a privately-held company and have no exercise history. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the granted options. The expected dividend yield reflects our current and expected future policy for dividends on our common stock.

        During fiscal 2015 and fiscal 2014, we recorded compensation expense of $1.3 million and $0.4 million, respectively, with respect to stock options. Included in non-cash compensation expense for fiscal 2014 is $0.2 million in stock-based compensation expense related to the sale of 6,628 shares of non-voting common stock to certain members of management at a purchase price below the fair value of the shares.

        Principal weighted average assumptions used in applying the Black-Scholes model were as follows:

Key Assumptions	2015 Grants	2014 Grants
Fair value per share of underlying shares	$120	$67
Volatility	47.0%	51.8%
Interest Rate	1.76%	2.03%
Dividend Yield	0%	0%
Expected Term (Years)	6.5	6.5

        The expected terms of the options granted are derived from our historical experience, management's estimates, and consideration of information derived from the public filings of companies similar to us, and represent the period of time that options granted are expected to be outstanding.

        For fiscal 2015 and fiscal 2014 stock option awards and redeemable common stock, we estimated the per share fair value of our common stock using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation" (the "Practice Aid"). In conducting this valuation, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance. Within this contemporaneous valuation, a range of factors, assumptions and methodologies were used. The significant factors included:

  •
  the fact that we were a private company with illiquid securities;

  •
  our historical operating results;

  •
  our discounted future cash flows, based on our projected operating results;

  •
  valuations of comparable public companies; and

  •
  the risk involved in the investment, as related to earnings stability, capital structure, competition and market potential.

        For the contemporaneous valuation of our common stock, management determined, as of the issuance date, our enterprise value on a continuing operations basis, using the income and market approaches, as described in the Practice Aid. The income approach utilized the discounted cash flow ("DCF") methodology based on our financial forecasts and projections, as detailed below. The market approach utilized the Guideline Public Company and Guideline Transactions methods, as detailed below.

        For the DCF methodology, we prepared annual projections of future cash flows through 2020. Beyond 2020, projected cash flows through the terminal year were projected at long-term sustainable growth rates consistent with long-term inflationary and industry expectations. Our projections of future cash flows were based on our estimated net debt-free cash flows and were discounted to the valuation date using a weighted-average cost of capital estimated based on market participant assumptions.

        For the Guideline Public Company and Guideline Transactions methods, we identified a group of comparable public companies and recent transactions within our industry. For the comparable companies, we estimated market multiples based on trading prices and trailing 12 months EBITDA. These multiples were then applied to our trailing 12 months EBITDA. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure.

        For the comparable transactions, we estimated market multiples based on prices paid for the related transactions and trailing 12 months EBITDA. These multiples were then applied to our trailing 12 months EBITDA. The results of the market approaches corroborated the fair value determined using the income approach.

Income taxes

        The provision for income taxes was determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

        At April 30, 2015 and 2014, we had a net deferred tax liability balance of $41.2 million and $43.3 million, respectively. In evaluating the ability to realize deferred tax assets, we rely on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

        We have determined that un-remitted earnings of non-U.S. subsidiaries will be permanently reinvested to meet the working capital and expansion needs of our non-U.S. operations. As such, deferred income taxes have not been provided on these unremitted earnings as of April 30, 2015 and 2014.

        The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business. A liability for unrecognized tax benefits is recorded when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than "more likely than not." Interest and penalties accrued related to unrecognized tax benefits are included in the provision for income taxes. At April 30, 2015 and 2014, we had gross unrecognized tax benefits for both domestic and foreign operations of $0.5 million and $0.3 million, respectively.

        See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for further detail on our accounting for income taxes.

Foreign Currency Translation

        Assets and liabilities of our foreign subsidiaries that operate primarily in a currency other than the U.S. dollar are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated using the average exchange rate in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly as a separate component of stockholders' equity and represent all of the balance under the caption "accumulated other comprehensive income."

        For our foreign subsidiaries that operate primarily in the U.S. dollar, all foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and related elements of expense are remeasured using historical rates of exchange. Income and expense elements are remeasured into U.S. dollars using average exchange rates in effect during the period.

        Gains and losses from transactions denominated in currencies other than the functional currencies are included in the consolidated statement of operations in other income (expense).

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall geographic and industry-specific economic conditions, statutory requirements, accounts receivable turnover, historical and anticipated customer performance, historical experience with write-offs and level of past-due amounts. Changes in these conditions may result in additional allowances. After all attempts to collect a receivable have failed and local legal requirements are met, the receivable is written off against the allowance.

Inventories

        Inventories are stated at the lower of cost or market value, where cost is determined by using the first-in, first-out method. The Company reduces inventories for product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates and (vi) component and packaging obsolescence.

Recent Accounting Pronouncements

        In July 2015, the Financial Accounting Standards Board ("FASB") issued ASU-2015-11, Inventory. This update was issued to simplify the application of the principle of lower of cost or market to the carrying value of inventory. Under the new guidance, an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted. The adoption of ASU 2015-11 is not expected to have a material impact on our consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of ASU 2015-03 is not expected to have a material impact on our consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This amendment states that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable). The amendments in this update are effective for the annual reporting period beginning after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of ASU 2014-15 is not expected to have a material impact on our consolidated financial statements.

        In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could Be Achieved after the Requisite Service Period, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the new guidance does not allow for a performance target that affects vesting to be reflected in estimating the fair value of the award at the grant date. The amendments to this update are effective for annual periods beginning after December 15, 2015 and interim periods within those annual periods. Early adoption is permitted. Entities may apply the amendments in this update either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of ASU 2014-12 is not expected to have a material impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers—Topic 606, which supersedes the revenue recognition requirements in FASB ASC 605. The new guidance primarily states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In 2015 the FASB agreed to allow companies to delay the implementation of this standard for one year effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only for periods beginning after December 15, 2016. We are evaluating our implementation method and the impact of adopting this prospective guidance on our consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

        On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an "emerging growth company," we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

        Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we are not required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation. These exemptions will apply until the fifth anniversary of the completion of our initial public offering or until we no longer meet the requirements for being an "emerging growth company," whichever occurs first.

Inflation

        The market prices of certain materials and components used in manufacturing our products, especially latex, menthol and polyisoprene, can be volatile. Historically, however, inflation has not had a material effect on our results of operations. Significant increases in inflation, particularly those related to wages and increases in cost of raw materials could have an adverse impact on our business, financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through variable rate debt instruments and denominate our transactions in a variety of foreign currencies. We are also exposed to changes in the prices of certain commodities that we use in production. Changes in these rates and commodity prices may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into financial instruments for trading or speculative purposes.

        To the extent we use derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, as well as foreign exchange and commodity spot and forward rates, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We seek to reduce counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating.

        Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Interest Rate Risk

        Interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under our revolving line of credit and term loans. As of April 30, 2015 we had no borrowings outstanding under our revolving credit facility and a principal aggregate amount of $390.0 million outstanding under the term loans under our senior secured credit facilities, of which a principal aggregate amount of $270.0 million was outstanding under our First Lien Credit Facility and a principal aggregate amount of $120.0 million was outstanding under our Second Lien Credit Facility. Borrowings under our senior secured credit facilities during fiscal 2015 were subject to weighted average interest rate of 7.7%. Based on the outstanding borrowings under our senior secured credit facilities during the last fiscal year, we estimate that had the average interest rate on our borrowings increased by 100 basis points in fiscal 2015, our interest expense for the year would have increased by approximately $2.5 million. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

        We selectively use derivative instruments to reduce market risk associated with changes in interest rates. The use of derivatives is intended for hedging purposes only and we do not enter into derivative instruments for speculative purposes. During fiscal 2014, we entered into an interest rate cap with a bank at 1.5% on a notional amount of $79.6 million expiring on June 30, 2016. The interest rate cap is not designated as a hedging instrument. As such, the changes in fair values of the derivatives are recorded in interest expense in the current period.

Commodity Price Risk

        We purchase certain products, such as latex, menthol and polyisoprene, which are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. A hypothetical 10% increase in the price of latex, menthol and polyisoprene in fiscal 2015 would have increased costs of products sold by approximately $0.6 million during the year. In many cases, we believe we will be able to address material commodity cost increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing or reduction to operating expenses, could increase our operating costs as a percentage of our net sales.

BUSINESS

Our Company

        Performance Health is a fast-growing, highly profitable, global consumer branded health, wellness and self-care company. Our products, distributed through clinical and retail channels both in the U.S. and internationally, help consumers accelerate recovery, relieve pain, increase strength, improve performance and enhance their quality of life. Hands-on healthcare practitioners trust and embrace our brands, as demonstrated by high in-clinic usage and recommendations to their patients and clients who in turn can purchase our products directly from their practitioner or at retail. This practitioner recommendation enhances our brands' visibility, credibility and loyalty among consumers and is an important competitive advantage that also drives retail demand. We believe the demand for our market leading brands, as well as the growth of our business, will continue to be supported by secular shifts in consumers' increasingly active lifestyles, an aging population and lower-cost self-care.

Source: Newton Report and, only with respect to information related to The Hygenic Corporation, Strategic Data Marketing.

(1)
The market share data and brand rank for The Hygenic Corporation is specific to U.S. sales of its dental dam product.

        Our brands address common health, wellness and self-care needs through a suite of practical products with nearly 100 years of heritage and protocols which are proven to deliver positive outcomes. The breadth of our product offering is a competitive advantage, not only in scope, but also because our products are complementary to one another and capable of being used in tandem or over time to address specific health, wellness and self-care needs. We expect that practitioner preference and the interconnectedness of our products and market leading brands will continue to drive growth. We also expect to capitalize on the secular shift by consumers to preventative healthcare and lower-cost in-home care driven by an aging population that wants to maintain an active, healthy and independent lifestyle in the face of growing chronic conditions.

        Our business centers on our unique engagement with the clinical community and the resulting preference for, and endorsement of, our brands and health, wellness and self-care solutions by hands-on healthcare practitioners. We engage with these practitioners by approaching them while they are students and provide them with career-long support such as practice-building tools, continuing education and the latest research. Consequently, we develop unique, symbiotic relationships that effectively align our brand building efforts with practitioners' focus on finding and retaining patients. These practitioners become brand validators and advocates by purchasing and embracing our products and solutions. They use our products in their practices, often endorsing them directly, and resell or dispense them to their patients, typically in tandem with a prescribed home regimen. Our strategic alignment with these hands-on healthcare practitioners serves as a true differentiator and creates a significant competitive advantage extending across our channels.

        Consumers are frequently introduced to our brands and solutions in the course of treatment by hands-on healthcare practitioners and will use our products during and after treatment, frequently becoming advocates themselves. Consumers are also increasingly self-diagnosing and self-treating with respect to their health and wellness needs. As a result, our clinical brands enjoy growing consumer demand in retail channels because they are effective, affordable and practitioner recommended. Further, in the U.S. and internationally, our products also experience meaningful retail channel demand pull, as retailers are motivated to stock recognizable brands that are requested by consumers. Our retail strategies have developed as natural extensions of our strong position in the clinical channel, both in the U.S. and internationally. Currently, we distribute our products in over 53,000 U.S. retail locations and 105 countries with significant room for further penetration. We expect to increase our U.S. retail and international market penetration through the introduction of additional brands and products into currently served channels and markets and entry into new channels and markets.

        Within our specialty products offering that features the Hygenic brand, we leverage our competency with elastomeric formulation and processing to develop innovative custom solutions for leading dental, healthcare and industrial companies and believe that we have a leading market share in this business-to-business channel. The technological improvements that we develop within the specialty products offering continue as our intellectual property and are often applicable to new product development elsewhere in our platform.

        We have a proven history of acquiring innovative consumer branded health, wellness and self-care businesses that complement our existing suite of products, protocols and solutions and integrating them into the Performance Health platform. We also leverage nearly a century of developing elastomeric and topical products to address needs not currently met in the market. We intend to continue developing, acquiring and delivering appropriate health, wellness and self-care products and solutions that can be synergistically combined with our existing solutions-based offerings and distributed through our U.S. clinical, U.S. retail, international and specialty products channels.

        We have delivered strong financial results:

  •
  During fiscal 2015, we generated total net sales of $146.2 million, up from $115.8 million in fiscal 2014, representing a growth rate of 26.3% during the period.

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  During fiscal 2015, we generated Adjusted EBITDA of $54.3 million, up from $43.0 million in fiscal 2014, representing a growth rate of 26.1%, and we generated net income of $6.9 million, up from $2.6 million in fiscal 2014. Our net income during this period was impacted by significant non-cash amortization and interest expenses as a result of acquisitions and financings.

  •
  Our Adjusted EBITDA margins were 37.1% and 37.2% in fiscal 2015 and fiscal 2014, respectively.

  •
  We generated strong free cash flow conversion of 96.0% in fiscal 2015 and 97.5% in fiscal 2014.

  •
  We generated positive net sales growth in 40 of 45 years since fiscal 1971 and every year since the current platform was formed in 2006 following the acquisition of Biofreeze.

Continuing net sales growth and strong Adjusted EBITDA margins and free cash flow conversion provide us with the flexibility to direct capital towards brand and business reinvestment, organic growth, acquisitions and deleveraging.

Evolution of Our Business

        Performance Health has established a foundation of quality, authenticity, clinical effectiveness and hands-on healthcare practitioner loyalty that we trace back to the Cramer brand's creation in 1918 and the formation of The Hygenic Corporation, a dental rubber manufacturing enterprise that produced hard rubber used in the dental industry, in 1925.

  •
  In 1978, we introduced the first progressive resistance band offering, TheraBand, pioneering the category and beginning our shift toward health, wellness and self-care products.

  •
  In 1988, we initiated the sale of TheraBand products in Europe through our first international distributors. In 2009, we transitioned this formerly opportunistic initiative into a proactive, higher-growth and regionally-managed channel.

  •
  In 1999, we launched TheraBand Academy (now Performance Health Academy) and TheraBand Research Advisory Committee (now Performance Health Scientific Advisory Committee) to strengthen our position as a leader in evidence-based research, outcomes and education.

  •
  In 2006, the merger of TheraBand and Biofreeze launched the broader cross-channel platform that is now Performance Health.

  •
  In 2009, we introduced Perform and began to actively establish a growing U.S. retail presence.

  •
  To further leverage the strengths of our synergistic health, wellness and self-care platform, we acquired Cramer Products in 2013 and Bon Vital and TheraPearl in 2014 to complement the ongoing organic innovation and channel reach of our brands.

        Today, we have a portfolio of leading brands that are synonymous with the markets they serve and enjoy hands-on healthcare practitioner loyalty fostered by years of evidence-based research, education, protocols and practice-building support. Our strong foundation with a broad base of practitioners translates into clinical and retail growth, both in the U.S. and internationally, driven by consumer demand generated through practitioner preference and endorsement and retailers' desire to stock clinically proven products. We believe that our long-term commitment to investments in advancing patient care and supporting practitioners will continue to yield market leading applications, category-defining products, significant practitioner loyalty and brand adoption that will underpin our continued growth.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors and will drive continued revenue and profit growth:

Strong Practitioner Loyalty for our Leading Brands

        Our widely recognized and established portfolio of complementary, market leading brands has years of proven clinical effectiveness, supported by deep loyalty among hands-on healthcare practitioners and consumers. For example, Biofreeze and TheraBand are both number one brands in their respective categories, each with over 70% Share and Unaided Awareness of 88% and 98%, respectively. Likewise, Bon Vital and Cramer each has the number two Share in their respective categories. Our leading market positions are the result of decades of practitioner engagement, which differentiates our brands from those of our competitors. Moreover, the base of practitioner awareness and preference for our brands, combined with the proven efficacy of our products, creates a self-reinforcing cycle of product awareness, trial and referral by hands-on healthcare practitioners, who advocate for us while providing proven treatments. This practitioner validation promotes brand awareness and elevates trust among consumers, also generating demand pull from retailers in both international and domestic markets.

Product Alignment with Growing Consumer Needs

        We are uniquely positioned at the intersection of branded consumer products and science-based health, with solutions that capitalize on significant long-term demographic and economic trends while addressing the full spectrum of lifestyle care across all ages, including exercise, performance, recovery, pain relief, rehabilitation and wellness. In the U.S., the population is increasingly focused on preventative healthcare and maintaining an active lifestyle. The natural aging process increases the incidence of chronic conditions such as back pain and arthritis, which are frequently accompanied by physical pain and lifestyle constraints. Such conditions require continual personal attention and management, generating demand among sufferers for convenient, cost-effective and proven solutions. Our products are "healthcare-lite" in that they capitalize on a growing consumer preference to satisfy healthcare needs without resorting to invasive surgical procedures or costly prescription medications, both of which can carry undesirable side effects. The growing focus on prevention and self-care has placed a greater demand on accessible, effective, low-cost alternatives and consumer preferences for services and therapies for in-home settings. As people live longer and have more active lifestyles, and as traditional health and wellness and consumer products converge to solve common healthcare needs, our products and protocols remain among the most trusted, proven and cost-effective available.

Unique Multi-Channel Strategy

        Our differentiated positioning, core clinical competency and preferred status among a growing population of domestic and international consumers enable us to bring our brands to market through multiple channels:

  •
  U.S. clinical—Our commercial and brand-building focus centers on the U.S. clinical channel, where a large number of hands-on healthcare practitioners embrace and endorse our products through use in the course of treatments complemented by prescribed home regimens. Our position in this market is enhanced by our in-house clinical marketing and education teams that engage practitioners by reaching them first while they are students and providing them with ongoing support throughout their careers, including practice-building tools and the latest research. Consequently, this practitioner base has long tenured loyalty and enthusiasm for our brands that extends to our consumers.

  •
  U.S. retail—Our strong position in the U.S. clinical channel generates consumer awareness, trust and latent demand that drive growth in our U.S. retail channels, such as FDM, sporting goods and specialty retail where our customers include Wal-Mart, Walgreens, Target, CVS and Dick's Sporting Goods. The extensive use of our products by hands-on healthcare practitioners instills confidence in patients, who are also consumers, in the quality and clinical effectiveness of our products and generates retailer demand pull because our products are directly requested by consumers. This dynamic creates an opportunity to drive our clinical brands throughout retail channels and has the added benefit of turning more consumers into brand advocates. Currently, our brand offering includes TheraBand, TheraPearl, Perform, Cramer and Bon Vital. Over time, we expect that our U.S. retail market penetration will continue to increase through the introduction of additional brands and products.

  •
  International—We have expanded into international retail and professional markets through a growing global network of distributors as a result of the reputation of our brands as leading practitioner-recommended products in the U.S. We typically enter a new country with a smaller number of products from a single brand, opening the opportunity for introduction of additional brands and products over time. Since May 1, 2013, we have entered 45 of the 105 countries where we currently distribute. We believe we have significant room for further penetration across international markets. Within these markets, our products are primarily sold into pharmacies, sports and fitness retail locations, hospitals, physiotherapist offices and to athletic trainers and teams. The majority of our international net sales come from Europe, followed by Asia-Pacific, the Middle East, Africa, Canada and Latin America. Over time, we expect that our international market penetration will continue to increase through the introduction of more brands and products and the entrance into new countries.

  •
  Specialty Products—Specialty Products is a business-to-business channel providing customized solutions for leading dental, healthcare and industrial companies that have been our customers for decades and shares common products and distributors within our U.S. clinical channel. Within the Specialty Products channel, our customer base spans multiple industries due to the wide applicability of our core competencies in elastomeric components. We own the intellectual property that we develop for our customers, providing a sustainable competitive advantage.

Proven Innovation Capabilities

        Our product development capabilities have enabled our success in innovating into new and adjacent products, channels and end-user markets. Due to our unique engagement with hands-on healthcare practitioners and consumers, we gain insights that help us develop relevant new products. Our product development function is organized to find and address new and adjacent needs and to continuously improve upon our existing products. The engineering requirements and formulations necessary to develop and produce many of our products are highly-specialized and cannot be easily replicated by our competitors. Our contributions to the field of health, wellness and self-care include category-defining products under the Biofreeze, TheraBand, TheraPearl, Cramer and Hygenic brands. Our growing patent portfolio currently consists of 86 secured and 41 pending patents.

Efficient Manufacturer Supported by a Flexible Global Supply Chain

        Leveraging over 90 years of manufacturing experience, Performance Health has developed efficient, low-cost manufacturing processes. We are a market leader in the custom manufacturing of highly engineered natural rubber, latex, polyisoprene and thermoplastic elastomeric components and have developed a core competency around manufacturing custom-formulated products with strict technical and quality specifications. When a product requires significant technical expertise to produce, such as specialty products and TheraBand, we are able to rely on our robust in-house capabilities. We optimize our cost structure by balancing in-house manufacturing with high quality, low cost third-party manufacturers based on volume, material inputs and technological complexity. We design, specify and formulate our own unique products with a network of select contract manufacturers that maintain quality control and compliance programs which we regularly audit. Additionally, we control our costs by scaling our platform through organic growth and integrating acquisitions, implementing and executing on efficiency initiatives. Our flexible, asset-lite supply chain translates into a global, lean operational footprint that generates strong free cash flow conversion.

Consistent History of Strong Financial Performance and Free Cash Flow Conversion

        We have delivered consistent revenue growth and a highly-visible revenue stream with approximately 90% of our net sales in fiscal 2015 attributable to single-use or single-consumer-use products, based on management's estimates. Our attractive Adjusted EBITDA margins (37.1% in fiscal

2015) are achieved through strong brands that often yield premium pricing and the ability to deliver annual price increases. Our Adjusted EBITDA margins, revenue growth and low capital expenditures result in significant annual free cash flow conversion. In fiscal 2015, we achieved free cash flow conversion of 96.0%. This substantial free cash flow generation enables us to make meaningful investments in brands, personnel and product development to drive future growth and margin enhancement, acquire attractive businesses and pay down debt.

Experienced Management Team with Demonstrated Track Record

        Our management team, led by Marshall Dahneke, our Chief Executive Officer, Rocco Mango, our President and Chief Operating Officer, and Niels Lichti, our Chief Financial Officer, has significant experience leading businesses in the health, wellness and self-care industry. Messrs. Dahneke, Mango and Lichti have a combined 81 years of relevant industry experience and have helped build our strategy and platform, which has resulted in strong financial results and a significant global growth opportunity. Management is supported by a team of operators who have executed our strategy, developed new products and successfully managed and integrated a series of acquisitions. Integrating acquired businesses and cross-selling solutions are core competencies of ours.

Our Growth Strategy

        We believe significant incremental growth potential exists in cross-selling complementary brands across multiple sales channels, creating system solutions from our multi-brand offering and leveraging our competitive strengths. In addition, we see attractive opportunities to grow through new product offerings, international expansion and strategic acquisitions.

Cross-Sell Leading Brands through Multi-channel Capabilities

        We believe we can significantly grow our business by cross-selling our current product platform through multiple channels. We have developed deep relationships with hands-on healthcare practitioners and our brands' Shares and Unaided Awareness reflect our investment in these relationships. The brand loyalty that our consumers develop creates demand for our products at retail. To capitalize on this latent demand, we have built a strong U.S. retail channel team and meaningfully expanded our distribution within this channel. Our products are currently available in over 53,000 U.S. retail locations. We believe that our retail sales will continue to grow as we introduce and actively drive our full product portfolio into this channel while continuing to add new retail customers. We have similarly invested in building a strong international distributor management team and have expanded our global footprint with distributors in 105 countries, 45 of which we have entered since May 1, 2013 and where we believe we have further opportunity to grow. Similar to our U.S. retail channel, we believe we enjoy attractive growth potential internationally as we introduce and cross-sell our entire brand portfolio across this network, especially in those countries we recently entered. Further, we expect the success of these cross-selling strategies will continue to be bolstered by the ongoing strength and growth of our U.S. clinical channel.

Expand Our Solutions-based Approach

        We promote a solutions-based approach, focused on leveraging our products with clear usage protocols backed by evidence-based research to address specific, common health, wellness and self-care needs. We have historically done so as a mono-brand and then a duo-brand company. With the recent additions of Cramer, Bon Vital and TheraPearl, we are now pursuing opportunities to elevate the effectiveness of our solutions by using multiple brands in concert to achieve more holistic, broader, system solutions. As we continue to develop and expand our platform, we expect to more fully address common needs by offering additional multi-brand solution sets. We intend to leverage our clinical competencies of education and evidence-based research to give practitioners the protocols necessary to implement broader, system solutions involving multiple Performance Health brands. This strategy further strengthens practitioner and consumer satisfaction with our products, increases awareness and drives growth across the entire portfolio. This growth strategy also strengthens and unites a platform that can readily integrate additional brands, further differentiating us from our mono-branded competitors.

        One multi-brand, system-solution approach can be illustrated by examining how a range of our products combined with protocols can be used to more comprehensively treat low back pain. Back pain is the second most frequent medical complaint in the U.S. with lifetime prevalence of 80% and a one-year prevalence rate of 15% - 20%, which is predominantly comprised of low back pain.

Illustrative example: low back pain system solution

        A typical consumer will not achieve their desired outcome without clear and easily accessible protocols. We are developing these system offerings and protocols to support a multi-brand solutions-based approach, delivered to consumers via practitioners, web apps, videos and booklets.

Accelerate Growth through Continued Innovation

        We have an established history of driving growth through pioneering new categories and next generation products, capitalizing on new trends and introducing innovative product extensions under our brands. Our product development organization has enabled us to innovate into new and adjacent products and end-user markets. To fulfill its mandate of identifying and addressing needs that are not sufficiently satisfied in the market today, our product development team oversees a multi-stage screening process that assesses and prioritizes new ideas, whether originating inside or outside of the company. Then the team interviews customers and users, reviews the competitive landscape, develops prototypes and solicits additional feedback prior to commercialization. We will continue to leverage our product development capabilities to develop and expand our product offerings and categories in ways that provide next-generation solutions addressing unmet needs of consumers.

Expand Global Footprint to Grow Internationally

        We believe that expanding and deepening our international footprint will continue to be a growth engine, both through expansion into new countries and further penetrating established and recently entered markets. The credibility of our clinical brands enables international expansion, as overseas professionals want to use, and retailers seek to stock, the leading U.S. clinically endorsed brands. The accelerating pace of our international expansion is indicative of our brands' powerful draw. Since May 1, 2013, we have entered 45 of the 105 countries where we currently sell products. We have likewise grown and strengthened our international sales team that effectively drives growth through our international distributors. In our existing international markets, there is significant opportunity to introduce additional brands and begin implementing both solutions-based and multi-channel strategies.

Pursue Strategic Acquisitions

        We have a proven track record of acquiring and integrating new synergistic brands into our offering platform. Having acquired Cramer, Bon Vital and TheraPearl in the last two years, we are now more frequently approached as a potential acquirer of businesses and products in the health, wellness and self-care industry, and we maintain a robust pipeline of future acquisition opportunities. Our acquisition focus remains on companies in adjacent product categories that can benefit from the strength of our multi-channel network that can enable us to accelerate product penetration, expansion into complementary categories and geographic regions or that can add capabilities or technologies to our portfolio. We have historically used our cash flow to fund the opportunities we source. Given the number of available opportunities, we approach acquisitions selectively, seeking out companies with strong brand recognition and clear alignment with our platform, yielding attractive cross-selling potential. Management has built a replicable acquisition strategy by accelerating product roll-out through our existing clinical practitioners, retail channels and international and specialty products network that we believe will continue to support growth in the future.

Our Brands

        We offer a broad and complementary array of leading brands and products in the health, wellness and self-care markets, including the following brands:

        Biofreeze:    Biofreeze is the market leading and #1 recommended topical analgesic in the U.S. clinical market with over 70% Share, and is available in gel, spray, roll-on and single packs. Biofreeze is primarily used for the treatment of aches and pains in muscles and joints, both in a clinical setting with a hands-on healthcare practitioner and for home use. We distribute Biofreeze primarily through our U.S. clinical and international channels.

        TheraBand:    TheraBand offers a broad range of progressive resistance products for rehabilitation, health, wellness and fitness and has a #1 Brand Rank with a 70% Share, in the category that we pioneered. The TheraBand line of products includes signature resistance bands with a proprietary color progression corresponding to the level of resistance, tubes, exercise balls and numerous specialty products to improve strength, stability and range of motion in both recovery and fitness applications. We distribute TheraBand primarily through the U.S. clinical and international channels, where our customers include physical and occupational therapists, chiropractors and athletic trainers, and have an emerging U.S. retail presence.

        TheraPearl:    TheraPearl is the #1 Ranked retail line of hot and cold therapy packs uniquely designed with patent pending pearl technology to relieve pain and reduce inflammation. These products are specifically designed to conform to individual body parts, including ankle, wrist, knee, shin, neck, eyes and back, as well as a full sized face mask for relief following cosmetic surgery or from migraines or sinus infections. Many of these offerings feature convenient built-in straps to comfortably hold the pack in place and facilitate mobility. TheraPearl also offers children's packs to help treat small aches and pains. We distribute TheraPearl primarily through the U.S. retail and international channels, with an emerging presence in the U.S. clinical channel.

        Cramer:    Cramer offers a wide range of sports medicine products to serve the needs of hands-on healthcare practitioners, trainers and athletes and is the #2 Ranked brand in the sports medicine category. Cramer products include athletic tape, braces, cold therapy products, first aid kits, protection and padding, splints, a variety of wound care products, hydration equipment, analgesics and, more recently, braces, supports and protective performance apparel. We distribute Cramer products through a variety of channels in the U.S. and internationally, including hands-on healthcare practitioners and chain, independent and specialty sporting goods retail stores.

        Bon Vital:    Bon Vital is a line of professional massage lubricants and a retail line of skin care, facial therapy, foot balm, exfoliators, finishing and aromatherapy oils, holding the #2 Brand Rank position. Bon Vital lubricants are primarily used in clinical settings by massage therapists, athletic trainers, physical therapists and chiropractors for soft tissue and deep muscle therapy work. We distribute Bon Vital primarily through U.S. clinical channels and have an emerging U.S. retail and international distribution presence.

        Perform:    Perform is a topical analgesic sold in the retail channel. Similar to Biofreeze, Perform products are menthol-based analgesics designed to relieve pain through cold therapy and are available in gel, spray, roll-on and single pack. Marketed as "from the makers of Biofreeze," Perform is distributed through FDM retailers including CVS, Walgreens, Rite-Aid and Wal-Mart. We have also recently introduced a "warm" application with capsaicin as the active ingredient to serve consumers that prefer a warm topical.

        Hygenic:    Hygenic encompasses elastomeric products including dental products, rubber profiles, sheeting and elastomeric tubing. Hygenic products are custom formulated, designed to specification and sold to dental and healthcare companies, OEMs and distributors.

Clinical Engagement

        Our business centers on our unique engagement with the clinical community and the resulting preference for, and endorsement of, our brands and health, wellness and self-care solutions by hands-on healthcare practitioners. Our strategic alignment with these hands-on healthcare practitioners serves as a true differentiator and creates a significant competitive advantage for us, achieved through:

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  Developing professional school relationships to reach students—We have developed relationships with a majority of the country's chiropractic, podiatric and massage therapy schools, where the practitioner base receives its professional education. We have effectively embedded our products and content into these schools' curricula, which engages students early and generates product awareness, brand knowledge and loyalty prior to graduation. We estimate that approximately 40,000 new students are exposed to our products each year through these professional training programs.

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  Practice building support—We offer marketing and referral support to hands-on healthcare practitioners by aligning the awareness-building, sampling and purchasing of our brands with practitioners' top priorities of finding and retaining new patients for their services. For example, we offer large quantities of free product samples that include custom-printed cards with the practitioner's contact information, as a value-added tool to promote their services with a direct or implied endorsement accruing to our brand. Other alignment tools include our brand-specific "where to buy" web portals that point consumers in need to participating practitioners within a specific zip code and our in-office merchandising programs which enable practitioners to maximize their product revenue streams as they drive our topline growth.

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  Rich clinical content and extensive training—We believe that, in addition to providing patients and practitioners with quality products, proven protocols are necessary to achieve desired patient outcomes. In 1999, we launched TheraBand Academy (now Performance Health Academy) and the TheraBand Research Advisory Committee (now Performance Health Scientific Advisory Committee) to establish ourselves as a leader in evidence-based research, outcomes and education. Performance Health Academy is one of the largest searchable online databases of peer-reviewed published research articles and clinical applications on accelerating recovery, relieving pain, increasing strength and improving performance using resistive exercise products, topical analgesics, kinesiology tape and other product categories. The Performance Health Scientific Advisory Committee is comprised of a group of 18 practitioners and researchers from around the world that conduct new research and develop new clinical applications using our products and establish initiatives to promote research in areas of clinical importance. We leverage our large and growing library of clinical content through continuing education courses offered by 60 qualified U.S. instructors. Our educational and clinical research initiatives strengthen our clinical channel sales and marketing efforts by providing ongoing support and resources to hands-on healthcare practitioners.

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  Affiliations and partnerships—We offer continuous and visible support to the leading professional associations that advocate for and strengthen their respective professions. Our long-term partnerships with them encompass endorsement of our products, brand awareness-building and product marketing through email campaigns, newsletters and trade events targeting association members. We further strengthen our affiliations and partnerships through co-sponsored scholarships, supporting and sharing relevant research and presenting Performance Health humanitarian awards that recognize their members' accomplishments.

Product Innovation

        Innovation is an important component of our growth strategy and is deeply embedded in our culture. Our proven ability to leverage our strong brand equity and technologies has allowed us to pioneer new categories and introduce next generation products. Our strong practitioner relationships provide real-time insight into identifying and addressing needs that are not sufficiently satisfied in the market today. This enables us to capitalize on new trends and evolving customer needs as well as continually innovate into new and adjacent products and end-user markets.

        For each new product development initiative, a cross-functional team moves the project from concept to full commercialization. Our product development team is responsible for overseeing the stage-gate process from start to finish and collaborates with cross-functional resources throughout our organization, including sourcing, manufacturing process engineers, product management, finance and marketing. Primary responsibilities of the product development team include:

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  Overseeing the development of new products;

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  Improving existing products;

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  Partnering with third parties to develop or enhance products by combining technologies; and

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  Completing rigorous testing before launch.

        As part of the product development process, the product development team also interviews customers, key opinion leaders and lead users, conducts a review of the competitive landscape, develops prototypes and solicits feedback from a broader set of stakeholders prior to commercialization. Lastly, the product development team summarizes the results of the analysis, which are then evaluated collectively for potential commercialization. Utilizing this framework while simultaneously soliciting external idea submissions, we have built an attractive pipeline of new, innovative products.

        The following table outlines examples of recent product introductions:

Product	Calendar Year Introduced	Innovation Type
TheraBand CLX	2015	New Technology
TheraBand Kinesiology Tape	2015	Feature Enhancement
Perform Atomic Heat	2015	New Formula, New Active Ingredient
Bon Vital Massage Gels	2014	Line Extensions
Cramer Thunder Lightning Skill Protective Apparel	2014	Feature Enhancement
Elasti-Dam Dental Dam	2014	New Technology
Braided Welding Tubing	2013	Reformulation
Biofreeze 360° Spray	2012	New Technology
TheraPearl Pals, Lansinoh and Knee Wraps	2012	Line Extensions
TheraBand Hand Xtrainer	2012	Adjacent Product
TheraBand Roller Massager+	2012	Adjacent Product

Sales and Marketing

        Our differentiated positioning, core clinical competency and preferred status among a growing population of domestic and international consumers enables us to bring our brands to market through multiple channels.

  U.S. Clinical

        In order to establish and strengthen practitioner awareness, preference and clinical endorsement to differentiate our brands, we have developed a strong presence in professional training schools, including a majority of the country's chiropractic, podiatric and massage therapy schools. We facilitate continuing education for practitioners by disseminating clinical research, articles, protocols and outcomes. We also engage with practitioners directly through sponsorship of industry trade shows and speaker forums, our online and print media advertising campaigns and outbound calling programs. Additionally, we generate strategic engagement and loyalty through continuous, career-long practice building support that effectively aligns our brand-building efforts with practitioners' focus on finding and retaining patients.

  U.S. Retail and International

        Our sales and marketing strategy in the U.S. retail channel is focused on gaining and growing our shelf presence, providing convenient consumer access to our practitioner-endorsed products. Our dedicated retail sales team emphasizes the positioning of our products in retail as leading clinical brands. Additionally, we promote our brands through in-store and at-shelf promotions, complemented by Sunday newspaper coupon inserts, a dedicated social media and web presence, events-based sampling programs and a professional public relations program.

        Internationally, we promote our products through a large network of distributors that possess first hand knowledge of their respective retail, rehabilitation and wellness markets. Our international distributors are actively managed and, in order to maintain the rights to purchase and market our products, they must maintain specific accountability and performance thresholds.

  Specialty Products

        Our marketing strategy for specialty products is based upon identifying and more fully educating potential new prospects and existing customers on our core manufacturing and material science competencies. Our specialty products website (www.hygenic.com) enables current and potential customers to learn about our full specialty product offerings, manufacturing capabilities, level of expertise and our products' applicability across various uses. Prospective customers can easily request a quote through our website by submitting detailed product specifications covering multiple product and service attributes.

Manufacturing and Sourcing

        Our 90 years of manufacturing experience enables us to produce an extensive range of elastomeric products for a number of different applications. To consistently produce high quality products, we employ standard work instructions, extensive training, in-line inspection and testing, statistical process control and process validation, and we encourage a quality-focused and engaged workforce using proprietary production equipment designed by our engineering team. Over the past few years, we have invested in process improvements and new custom built equipment to improve productivity, supplement product launches and further enhance the quality of our products. We continue to improve our manufacturing cost base through lean initiatives, while also focusing on employee safety, product quality, and customer delivery.

        We outsource production of our topical products, protective apparel and certain other products to contract manufacturers in the U.S., Europe and Asia. In fiscal 2015, third-party manufactured products represented approximately 57% of our net sales. Management carefully assesses and regularly audits these contract manufacturers to maintain our quality control and compliance programs. Furthermore, these sourcing partners operate according to competitively bid contract arrangements under which we own all product formulations and intellectual property.

Competition

        Notwithstanding the size of the health, wellness and self-care market, our industry remains highly fragmented. We do not compete with any single competitor across all of our product lines and have numerous competitors of varying sizes, including personal care companies, branded consumer healthcare companies and private label manufacturers.

        Competitive factors in the health, wellness and self-care market include brand awareness and loyalty, ease of use, product quality, product variety, package design, shelf space, price, advertising, promotion, customer service and the ability to identify and satisfy consumer demand. We believe that we currently compete effectively with respect to each of these factors.

Intellectual Property

        Our trademarks are of material importance to our business and are among our most important assets. In fiscal 2015, substantially all of our revenues were from products bearing proprietary brand names. Accordingly, our future success may depend in part upon our ability to build and protect the goodwill associated with our trademarks, particularly Biofreeze, TheraBand, TheraPearl, Cramer, Bon Vital, Perform and Hygenic. We file and maintain registrations protecting our trademarks in those countries in which we have, or desire to have, a business presence. We hold an extensive portfolio of trademark registrations across our key geographies. As of August 11, 2015, we maintained more than 430 trademark registrations and applications in 88 countries worldwide. We monitor and protect our brands by enforcing our trademark rights against infringers. If we are not able to effectively enforce our rights, others may be able to infringe or dilute our trademarks and diminish the value associated with our brands, which could have a material adverse effect on our business, financial condition and results of operations.

        We are continually developing new technology and ideas and rely on a combination of patents, copyrights and trade secrets to protect our proprietary information. To protect our trade secrets we employ internal policies and controls as well as confidentiality and proprietary information agreements with vendors, employees, consultants and other third parties. Despite these protections, it may be possible for unauthorized parties to copy our products or gain access to or independently develop our proprietary information, any of which could have a material adverse effect on our business. We had 86 secured patents and 41 patents pending as of April 30, 2015 covering a number of our products or portions of our products. None of the patents that we own or license, however, is material to our business.

Government Regulation

        Our business is subject to extensive legal and regulatory requirements in and outside the U.S. Such legal and regulatory requirements apply to most aspects of our products, including their development, ingredients, manufacture, packaging, labeling, storage, transportation, distribution, export, import, advertising, promotion, and sale. U.S. federal authorities, including the FDA, the FTC, and the Consumer Product Safety Commission (the "CPSC"), regulate different aspects of our business, along with parallel authorities at the state and local levels and comparable authorities outside the U.S.

        In the U.S., we manufacture and distribute drugs, medical devices and cosmetics subject to U.S. federal regulation by the FDA.

        Our over-the-counter ("OTC") drug products, such as our topical analgesic products, are regulated pursuant to the FDA's OTC drug monograph system. Under the OTC drug monograph system, selected OTC drug products are considered generally recognized as safe and effective and do not require the submission and approval of a new drug application. The FDA OTC drug monographs identify permissible ingredients and requirements for permitted indications, required warnings and precautions and allowable combinations of ingredients and dosage levels. Drugs marketed under the OTC drug monograph system must conform to specific quality, formula and labeling requirements. Companies selling OTC drug products must register their drug facilities, list their drugs and report adverse events to the FDA. All OTC drug products must be manufactured in accordance with the FDA's drug GMPs.

        The FDA has not yet finalized certain OTC drug monographs, such as the external analgesic monograph, and with certain exceptions will permit companies to sell drug products that adhere to the most recent proposed monograph (known as the "tentative final monograph") until the final monograph is published and effective. If a final monograph ultimately deviates from the "tentative final monograph," companies may need to reformulate or relabel their products to conform with the final monograph prior to its effective date.

        Some of our products, including some of our rehabilitation products, are regulated by the FDA as medical devices. To be commercially distributed in the U.S., a medical device must, unless exempt, receive clearance or approval from the FDA. Lower risk devices are categorized as either class I or II devices. For class II devices, the manufacturer must generally submit to the FDA, and obtain FDA clearance, of a premarket notification requesting clearance for commercial distribution known as a "510(k)" clearance. Certain class II devices marketed prior to 1976 are considered preamendment devices and are not subject to the 510(k) clearance requirements, unless otherwise specified by the FDA. Most class I devices are exempt from 510(k) clearance requirements. All of our medical devices are Class I medical devices, with the exception of one device regulated as a pre-amendment Class II device.

        Medical device manufacturers are required to, among other things, (i) develop labeling that includes adequate directions for use to assure the device's safe and effective use, (ii) register with the FDA and list their devices, (iii) establish a quality system (pursuant to GMPs) to help ensure that their products consistently meet applicable requirements and specifications, (iv) establish and maintain procedures for receiving, reviewing, and evaluating complaints, (v) report certain device-related adverse events to the FDA, and (vi) report to the FDA certain removals or corrections of a distributed product.

        Some of our personal care products, such as our massage and spa products, are subject to various laws and regulations applicable to cosmetics. In the United States, the regulation of cosmetic content and labeling is under the primary jurisdiction of the FDA. Cosmetics are not subject to pre-market approval by the FDA, but the products, their ingredients and their label and labeling content are regulated by the FDA and it is the burden of those who sell cosmetics to ensure that they are safe for use as directed.

        The FDA performs periodic inspections to ensure that drug, medical device and cosmetic facilities, whether ours or those of our third-party manufacturers, comply with applicable regulatory requirements. The failure of a facility to be in compliance may lead to regulatory action against the violative products or company, including warnings, import detentions, market withdrawals, seizures, recalls, injunctions, civil money penalties, restitution and disgorgement of profits, operating restrictions, criminal prosecutions or other enforcement actions.

        Some of our products, such as some of our apparel, are regulated as "consumer products" by the CPSC. The CPSC regulates certain aspects of our products pursuant to various federal laws, including the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, and the regulations promulgated thereunder. The CPSC is authorized to take actions against hazards presented by consumer products. The CPSC can file an action to seize a violative product under the CPSA and also may order other remedies such as recall, replacement, repair or refund for the product. Manufacturers, importers and distributors of consumer products have a legal obligation to immediately report to the CPSC, if for example, a defective product could create a substantial product hazard or creates an unreasonable risk of serious injury or death. Failure to fully and immediately report this information may lead to substantial penalties. In addition, the CPSC requires testing and certification of certain products.

        The advertising of all of our products is primarily regulated at the federal level by the FTC, which prohibits deceptive advertising and generally requires that advertising claims be truthful, not misleading, and substantiated by competent and reliable scientific evidence. Deceptive drug, device or cosmetic advertising may be subject to FTC enforcement action and may also be challenged in court by competitors or others under the federal Lanham Act or similar state laws. Penalties for false or misleading advertising may include, among other things, monetary fines or judgments, consumer redress, as well as injunctions against further dissemination of such advertising claims.

        Our products sold in other countries are also subject to regulation under various foreign laws that include provisions governing, among other things, product formulation, manufacturing, packaging, labeling, advertising and distribution. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products.

Employees

        As of April 30, 2015, we had 471 employees. Of those employees, 418 are permanent salaried or hourly employees and 53 are temporary employees. 87 employees at our Malaysian facility are unionized and are covered by a collective bargaining agreement.

Properties

        Our corporate headquarters is located in Akron, Ohio. We own our property in Akron, Ohio, subject to liens in favor of the lenders under our senior secured credit facilities. Our property in Akron, Ohio consists of approximately 85,000 square feet of office and manufacturing space and 48,000 square feet used as a warehouse.

        We also own property in Gardner, Kansas that consists of approximately 94,000 square feet of office space, manufacturing, laboratories, and storage and warehouse space, which property is encumbered by liens in favor of the lenders under our senior secured credit facilities. We also own property in Ridzuan, Malaysia, consisting of a 77,000 square foot manufacturing facility.

        In addition, we lease office and warehouse space in Gardner, Kansas, Columbia, Maryland, Buena Park, California, Hartland, Wisconsin and Athens, Greece.

Legal Proceedings

        During the ordinary course of business, we have become and may in the future become subject to legal actions and proceedings. Although the outcome of these and other claims cannot be predicted with certainty, management believes all of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our business, the resolution of which should not have a material adverse effect on our financial condition, results of operations or cash flows.

 MANAGEMENT

        The following table sets forth the name, age (as of September 8, 2015) and position of individuals who currently serve as our directors and executive officers:

Name	Age	Position
Marshall Dahneke	50	Chief Executive Officer, Director
Rocco Mango	49	President and Chief Operating Officer
Niels Lichti	53	Chief Financial Officer
Thomas A. Burger, Jr.	49	Director
Michael Celano	57	Director
Eugene P. Conese, Jr.	55	Director
Kevin Jackson	36	Director
Mark Larsen	61	Director
Stephen Knox	60	Director

        Marshall Dahneke, Chief Executive Officer and Director.    Marshall Dahneke has served as our President and Chief Executive Officer and as a member of our board of directors since June 2008. Prior to joining the Company, Mr. Dahneke served as Vice President and General Manager, Infection Prevention Technology Business Unit at STERIS Corporation, from August 2005 to June 2008. Prior to that, Mr. Dahneke served as Corporate Vice President, New Venture Development at Hillenbrand Industries from May 2004 to August 2005. Mr. Dahneke has over 25 years of corporate leadership and executive management experience. Mr. Dahneke holds a Bachelor of Arts degree in Economics and a Masters of Business Administration from Brigham Young University. We believe Mr. Dahneke is qualified to serve on our board of directors based on his executive management experience during a period of substantial growth for us.

        Rocco Mango, President and Chief Operating Officer.    Rocco Mango has served as our President and Chief Operating Officer since April 2014. Prior to joining the Company, Mr. Mango served as the Vice President and General Manager for Estane Engineered Polymers at Lubrizol Corporation, an oil additives and special chemicals company, from July 2011 until April 2014 and as GM, Food and Pharmaceuticals and GM, TempRite Engineered Polymers from February 2009 to July 2011. Mr. Mango holds a Bachelor of Science in Chemical Engineering from the University of Cincinnati.

        Niels Lichti, Chief Financial Officer.    Niels Lichti has served as our Chief Financial Officer since June 2009. Mr. Lichti served as the Company's Vice President of Finance from February 2001 to May 2009 and as Controller from January 1998 to February 2001. Prior to joining the Company, Mr. Lichti served in staff accounting and accounting supervisor roles for the JM Smucker Company from 1993 until 1998. Mr. Lichti holds a Bachelor of Arts in Business Administration and Biology from Goshen College.

        Thomas A. Burger, Jr., Director.    Thomas A. Burger, Jr. has served as a member of our board of directors since October 2012. Mr. Burger, Jr. is a Managing Partner of Gridiron Capital, LLC, a private equity firm, which he co-founded in 2004. Mr. Burger, Jr. has over 20 years experience in the private equity industry. Prior to his experience in private equity, Mr. Burger, Jr. worked with The Boston Consulting Group from 1992 to 1994 and with General Electric in its Manufacturing Management Program from 1988 until 1990. He has served on the board of directors of numerous privately held companies including Dent Wizard, McKenzie Sports, Quality Solutions, Motion Recruitment Partners and Counsel on Call. Mr. Burger, Jr. holds a Bachelor of Science in Mechanical Engineering and Materials Science from Duke University and a Masters in Business Administration from the Wharton School at the University of Pennsylvania. We believe Mr. Burger, Jr. is qualified to serve on our board of directors due to his investment and industry experience and previous and current service on the boards of directors of many private companies.

        Michael Celano, Director.    Michael Celano became a member of our board of directors in September 2015. Mr. Celano has served as a Board Member and Audit Committee Chair of Orasure Technologies since 2006. Since 2015 he has served, in a part-time capacity, as Chief Financial Officer of Makindus, a specialty pharmaceutical company. Mr. Celano was the Chief Financial Officer of DrugScan, a laboratory services company from 2013 to 2015. Mr. Celano was Chief Financial Officer of Kensey Nash, a biomaterials company from 2009 until 2012 and served as Managing Director of Aon Risk Services from 2007 to 2008. From 2004 to 2007, Mr. Celano served as Vice President, Finance and Chief Financial Officer for BioRexis Pharmaceutical, a biopharmaceutical company. Before joining BioRexis Pharmaceutical, Mr. Celano served as a partner with KPMG LLP, in charge of its Mid-Atlantic Life Sciences Practice, from 2002 to 2004, and was co-leader of its National Life Science Practice. Prior to joining KPMG, Mr. Celano was co-leader of the Life Science Practice and Partner for Arthur Andersen LLP for several years. Mr. Celano holds a B.S. degree in Accounting from St. Joseph's University. We believe Mr. Celano is qualified to serve on our board of directors due to his significant background in accounting and his service as an executive officer of a public company.

        Eugene P. Conese, Jr., Director.    Eugene P. Conese, Jr. has served as a member of our board of directors since October 2012. Mr. Conese, Jr. is Co-Founder and Managing Partner of Gridiron Capital, LLC, a private equity firm, which he co-founded in 2004. Mr. Conese, Jr. serves on several of Gridiron Capital, LLC's private company boards and the Audit Committee for certain of these boards. Previously he has also served on the board of directors of two public companies: Ducommun Incorporated from 2000 until 2013, where he served on the Audit Committee from 2002 to 2009 and the Governance and Nominating Committee from 2009 to 2013; and Greenwich Air Services, Inc. from 1989 through 1997 and was a member of that board's Executive Committee. Mr. Conese, Jr. holds a Bachelor of Arts degree in Economics from Denison University. We believe Mr. Conese, Jr. is qualified to serve on our board of directors due to his significant industrial operations experience, experience in acquisition integrations and previous and current service on the boards of directors of public and private companies.

        Kevin Jackson, Director.    Kevin Jackson has served as a member of our board of directors since October 2012. Mr. Jackson serves as Managing Director at Gridiron Capital, LLC. Prior to joining Gridiron Capital in July 2010, Mr. Jackson worked at CCMP Capital from 2006 until 2009. Prior to joining CCMP Capital in July 2006, Mr. Jackson worked at Credit Suisse from 2004 until 2006, where he focused on mergers and acquisitions and corporate finance. He currently serves on the board of directors of Dent Wizard, Tokyo Joe's and H.M. Dunn AeroSystems. Mr. Jackson holds a Bachelor of Arts in Economics and Latin American Studies from Oberlin College and a Masters of Business Administration from Columbia University. We believe Mr. Jackson is qualified to serve on our board of directors due to his investment and industry experience and previous and current service on the boards of directors of several private companies.

        Mark Larsen, Director.    Mark Larsen has served as a member of our board of directors since April 2013. Mr. Larsen has served as Senior Advisor at Lee Hecht Harrison, a global talent mobility firm, since January 2015. Prior to Lee Hecht, Mr. Larsen served as a senior consultant to InterChina from May 2013 until January 2015. He also served for more than fifteen years at Wyeth Pharmaceuticals until October 2009 as President, Asia Pacific and the global infant formula division of Wyeth Nutritional and previously as President, Europe, Middle East and Africa, Wyeth Pharmaceuticals, and President of Intercontinental, Wyeth Pharmaceuticals. Mr. Larsen has more than three decades of experience working in the pharmaceutical and consumer products industries primarily running international businesses. Mr. Larsen holds a Bachelor of Arts in History from Princeton University. We believe Mr. Larsen is qualified to serve on our board of directors due to his relevant industry and international business experience.

        Stephen Knox, Director.    Stephen Knox has served as a member of our board of directors since August 2013. Mr. Knox has served as a Senior Advisor at Boston Consulting Group since September 2010. Prior to the Boston Consulting Group, Mr. Knox served in a variety of senior management roles at Procter & Gamble from 1977 until 2010. Mr. Knox holds a Bachelor of Arts in Marketing from the University of Wisconsin. We believe Mr. Knox is qualified to serve on our board of directors due to his consulting and management experience with consumer product businesses.

Composition of our Board of Directors

        Our board currently consists of seven directors. Under the investor rights agreement we intend to enter into in connection with this offering, our Sponsor will have the right to nominate (i)                     directors if it owns at least 50% of our common stock, (ii)                         directors if it owns at least       % but less than 50% of our common stock and (iii)                         directors if it owns at least      % but less than      % of our common stock. Our certificate of incorporation that will be in effect upon the completion of this offering provides that our board of directors will consist of at least three directors but not more than 15 directors and that the number of directors may be fixed from time to time by resolution of our board of directors. In the case of a vacancy on our board of directors created by the removal or resignation of a director designated by our Sponsor, the investor rights agreement will require us to nominate an individual designated by such entity for election to fill the vacancy. Upon the completion of this offering, the terms of office of members of our board of directors will be divided into three classes:

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  Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2016;

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  Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2017; and

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  Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2018.

        Our Class I directors will be Messrs.                         and                         , our Class II directors will be Messrs.                         and                         and our Class III directors will be Messrs.                         ,                         and                         . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election and until their successors are duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancies in our classified board of directors will be filled by the remaining directors, and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, we will have adopted a Code of Conduct and Business Ethics applicable to our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer) and members of our board of directors. The Code of Conduct and Business Ethics will be accessible on our website at www.performancehealth.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, including the principal executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

        Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee, in each case, with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

        Following the completion of this offering, we expect to be a "controlled company" under the rules of                        because more than 50% of our outstanding voting power will be held by our Sponsor. See "Security Ownership of Beneficial Owners and Management." Because we intend to avail ourselves of exceptions applicable to "controlled companies" under the listing rules of our exchange, we may not have a majority of independent directors and our compensation committee and nominating and corporate governance committee will not be composed entirely of independent directors as defined under such rules. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the rules of our exchange. These rules require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

        The purpose of the audit committee will be set forth in the audit committee charter. The audit committee's primary duties and responsibilities will be to: (i) appoint or replace, compensate and oversee our outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee; (ii) pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit; (iii) review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the selection, application and disclosure of critical accounting policies and practices used in such financial statements; (iv) review and approve all related party transactions; and (v) discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

        Upon completion of this offering, the audit committee will consist of Messrs. Celano, Conese, Jr. and Larsen. Mr. Larsen is an independent director and Mr. Celano is both an independent director and an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K, and will serve as chair of the audit committee. Eugene P. Conese, Jr. is an "affiliated person" under Rule 10A-3 of the Exchange Act and therefore does not meet the independence criteria for audit committee membership pursuant to                        rules. We are permitted to phase in our compliance with the independent audit committee requirements set forth in                        rules and relevant Exchange Act rules as follows: (i) one independent member at the time of listing, (ii) a majority of independent members within 90 days of listing and (iii) all independent members within one year of listing. We expect that, within one year of our listing on                        , Mr. Conese, Jr. will have resigned from

our audit committee and an independent director for audit committee purposes (as determined under                    rules and Exchange Act rules) will have been added to the audit committee. Prior to the completion of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee

        The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of Messrs. Knox, Burger, Jr. and Jackson. Mr. Knox will serve as chair of the compensation committee. Prior to the completion of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for: (i) identifying, screening and reviewing individuals qualified to serve as directors (consistent with criteria approved by our board of directors) and recommending to our board of directors candidates for nominating for election at the annual meeting of stockholders or to fill vacancies on our board of directors or newly created directorships; (ii) developing and recommending to our board of directors and overseeing the implementation of our corporate governance guidelines (if any); (iii) overseeing evaluations of our board of directors and (iv) recommending to our board of directors candidates for appointment to committees of our board of directors. Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Larsen, Burger, Jr. and Jackson. Mr. Larsen will serve as chair of the nominating and corporate governance committee. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee Interlocks and Insider Participation

        All compensation and related matters are reviewed by our compensation committee. Upon the completion of this offering, our compensation committee will consist of Messrs. Knox, Burger, Jr. and Jackson. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors of compensation committee.

EXECUTIVE COMPENSATION

        This section describes the material elements of the compensation awarded to, earned by, or paid to Marshall Dahneke, our Chief Executive Officer, and our two most highly compensated executive officers (other than our Chief Executive Officer), Rocco Mango, our President and Chief Operating Officer, and Niels Lichti, our Chief Financial Officer. During fiscal 2015, these individuals were executive officers of The Hygenic Corporation, our operating subsidiary.

Summary Compensation Table

        The following table sets forth information about certain compensation awarded to, earned by or paid to the named executive officers during fiscal 2015:

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Marshall Dahneke,	2015	$345,868	$400,106	$173,709	$26,417	$946,100
Chief Executive Officer
Rocco Mango,	2015	$325,000	$63,089	$169,953	$11,118	$569,160
President and Chief Operating Officer
Niels Lichti,	2015	$200,000	$153,791	$83,669	$11,531	$448,991
Chief Financial Officer

(1)
Amounts represent the incremental fair value, calculated in accordance with FASB ASC Topic 718, associated with adjustments to the exercise prices of outstanding time-based options in connection with our 2015 distribution, as described below. Our named executive officers did not receive any stock option grants in fiscal 2015.

(2)
Amounts represent bonuses paid under our annual cash bonus program with respect to fiscal 2015, as described below.

(3)
Included in "All Other Compensation" for fiscal 2015 are the following items:

Name	401(k) Plan Company Match(i)	Automobile Allowance(ii)	Other(iii)	Total
Marshall Dahneke	$12,809	$12,000	$1,608	$26,417
Rocco Mango	$9,510	$—	$1,608	$11,118
Niels Lichti	$9,923	$—	$1,608	$11,531

(i)
Represents Company matching contributions under our 401(k) Plan.

(ii)
Represents the value of the annual automobile allowance provided to Mr. Dahneke pursuant to his employment agreement with us.

(iii)
Represents the value of Company-paid premiums for executive life and disability insurance coverage.

2015 base salaries

        Each of our named executive officers is paid a base salary reflecting his skill set, experience, role and responsibilities. The initial base salary of each of our named executive officers is set forth in his employment agreement (described below under "Agreements with our named executive officers") and is subject to annual review. Mr. Dahneke makes recommendations regarding base salary increases for

Messrs. Mango and Lichti (but not for himself). Our compensation committee reviews these recommendations and determines the annual base salary increases for our named executive officers.

2015 bonuses

        In fiscal 2015, each of our named executive officers was eligible to earn a cash bonus under our cash bonus program, which is designed to reward the achievement of a pre-established corporate EBITDA goal and individual performance goals. The bonus program becomes fully funded if we satisfy an EBITDA target based on year-over-year growth in EBITDA that is established by our board of directors at the beginning of our fiscal year. The bonus program can be partially funded if year-over-year EBITDA growth is below target but above the EBITDA level achieved in our prior fiscal year. Once funding of the bonus pool is determined based on EBITDA achievement, Mr. Dahneke recommends to our compensation committee the amount of individual bonus awards for Messrs. Mango and Lichti (but not for himself) based on the achievement of individual performance objectives. Individual performance objectives, as they relate to our named executive officers, include achievement of key company initiatives under our strategic business plan, attainment of certain management effectiveness metrics and achievement of personal development goals. Our compensation committee reviews each named executive officer's performance during the fiscal year as well as Mr. Dahneke's recommendations regarding the performance of Messrs. Mango and Lichti and determines the amount of the annual bonus to be paid to our named executive officers.

        The target bonus for each of our named executive officers, which is a specified percentage of base salary, is set forth in their individual employment agreements. The actual amount of the bonuses paid to our named executive officers for fiscal 2015 is set forth above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

Agreements with our named executive officers

        We have entered into an employment agreement with Mr. Dahneke, dated October 11, 2012, with Mr. Mango, dated March 7, 2014, and with Mr. Lichti, dated October 11, 2012. Each agreement sets forth the terms and conditions of the executive's employment with us, the material terms of which are summarized below.

Base salaries and bonus opportunities

        Pursuant to his employment agreement, Mr. Dahneke is entitled to an annual base salary, which is subject to review for increase only, as described above. Mr. Dahneke's current base salary is $350,000, which became effective on July 1, 2015. Mr. Dahneke is also eligible to receive an annual bonus at a target of 50% of his base salary under our cash bonus program, as described above under "2015 bonuses." In addition, he is entitled to the use of a company automobile or, in our discretion, an automobile allowance of $1,000 per month.

        Pursuant to his employment agreement, Mr. Mango is entitled to an annual base salary, which is subject to review as described above. Mr. Mango's current base salary is $325,000. Mr. Mango is also eligible to receive an annual bonus at a target of 50% of his base salary under our cash bonus program, as described above under "2015 bonuses."

        Pursuant to his employment agreement, Mr. Lichti is entitled to an annual base salary, which is subject to review as described above. Mr. Lichti's current base salary is $225,000, which became effective on May 1, 2015. Mr. Lichti is also eligible to receive an annual bonus at a target of 40% of his base salary under our cash bonus program, as described above under "2015 bonuses." Mr. Lichti's annual bonus target was increased to 50% of his base salary effective May 1, 2015.

Severance

        Each employment agreement provides for severance if we terminate the executive's employment other than for cause (as defined in his respective employment agreement) or if the executive terminates his employment with us for good reason (as defined in his respective employment agreement). Mr. Dahneke is also entitled to severance if his employment with us terminates on account of his disability and each of Messrs. Dahneke and Lichti are entitled to severance if we elect not to renew the term of their employment agreements. Under each of these termination scenarios, as applicable to the executives, each of our named executive officers is entitled, subject to certain conditions, to continued payment of his base salary for a period of 12 months following such termination of employment (reduced, in the case of Mr. Mango, by any amounts received from subsequent employment during the 12-month period) and, if the named executive officer elects to continue his medical and dental benefits under COBRA, payment of our portion of such COBRA premiums for a period of 12 months following such termination of employment. All severance entitlements are subject to the named executive officer's execution of a release of claims in favor of us and his continued compliance with certain post-termination restrictive covenants set forth below.

Restrictive Covenants

        Pursuant to their respective employment agreements, our named executive officers are subject to certain restrictive covenants, including covenants relating to confidentiality and nondisclosure, as well as covenants not to compete with us or to solicit our customers, prospective customers, employees or other service providers during employment and for a period of time thereafter. Specifically, Messrs. Dahneke, Mango and Lichti are prohibited from competing with us, or soliciting our customers, for a two-year period following termination of employment (one year, in the case of Mr. Dahneke, if we terminate his employment without cause or on account of his disability or if he terminates employment with us for good reason) and we may elect to extend the period of these restrictions for an additional twelve months in exchange for additional severance payments over such extended time period. Each named executive officer is prohibited from soliciting our employees or other service providers for two years following termination of employment.

Equity-based compensation

        Our named executive officers each hold time-based and performance-based options that were granted pursuant to our 2012 Option Plan (described below). Time-based options generally vest as to 20% per year of the number of shares subject to the option over five years from the date of grant. In the event of a sale transaction, which includes a transaction where a party unrelated to our Sponsor acquires 50% or more of the voting power to elect the members of our board of directors but which does not include an initial public offering, time-based options will fully vest. Performance-based options vest in connection with certain transactions, including at such time as shares held by our Sponsor are freely tradable without restrictions, in which our Sponsor achieves both an internal rate of return and cash on cash returns on its investment in us that exceed specified thresholds. In the event of a termination of the executive's employment without cause (as defined in the 2012 Option Plan) or a resignation by the executive for good reason (as defined in his respective employment agreement) within 120 days prior to the date on which a determination is to be made as to whether the performance-based options will vest, the executive will be deemed to have terminated employment with us on the day following such determination date so as to have an opportunity to vest in his performance-based options. None of our named executive officers were granted time-based or performance-based options in fiscal 2015.

Employee benefits and perquisites

        Our named executive officers are eligible to participate in our health and welfare plans, including medical and dental benefits, life insurance benefits and short-term and long-term disability insurance, on the same basis as other eligible employees. Our named executive officers also participate in an executive life and disability insurance plan for which we pay the premiums. The value of this benefit, together with the value of the automobile allowance provided to our CEO, is included above in the "All other compensation" column of the Summary Compensation Table. We do not maintain any other supplemental health or welfare plans for our named executive officers.

Retirement plans

        All of our named executive officers participate in the Hygenic 401(k) Plan (the "401(k) Plan"), a broad-based retirement plan in which generally all of our full-time U.S.-based employees are eligible to participate. Under our 401(k) Plan, employees are permitted to defer their annual eligible compensation, subject to the limits imposed by the Internal Revenue Code, and we make a matching contribution of 100% of employee contributions up to the first 1% of compensation, plus 50% of employee contributions up to the next 5% of compensation.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information regarding equity awards held by our named executive officers as of April 30, 2015.

Name	Number of securities underlying unexercised options exercisable(1)	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options(2)	Option exercise price(3)	Option expiration date
Marshall Dahneke	5,120	7,680	19,200	$10.00	11/27/2022
Rocco Mango	1,000	4,000	7,500	$10.00	3/7/2024
Niels Lichti	1,968	2,952	7,380	$10.00	11/27/2022

(1)
Reflects the time-based options to purchase shares of our common stock granted to Mr. Dahneke and Mr. Lichti in November 2012, and to Mr. Mango in March 2014, under the 2012 Option Plan, which are subject to time-based vesting as to 20% of the shares subject to the award on October 11, 2013, in the case of Mr. Dahneke and Mr. Lichti, and on March 7, 2015 in the case of Mr. Mango, and each subsequent anniversary thereof, subject to the executive's continued employment with us through the applicable anniversary.

(2)
Reflects performance-based options to purchase shares of our common stock granted on the dates set forth above that vest in connection with certain transactions in which our Sponsor achieves both an internal rate of return and cash on cash returns on its investment in us that exceed specified thresholds.

(3)
Option exercise prices reflect a reduction of $90.00 per share in connection with our 2015 distribution—see "Adjustments in connection with our 2015 distribution" immediately below.

        Adjustments in connection with our 2015 distribution.    On March 20, 2015, in connection with the making of a one-time distribution to holders of our common stock on February 27, 2015, our board of directors approved a reduction in the exercise price of all outstanding stock options pursuant to the terms of the 2012 Option Plan, as described below. With respect to each outstanding option, whether or not vested, including those options held by our named executive officers, the exercise price was reduced by $90.00 per share.

2012 Option Plan

        The following summary describes the material terms of our 2012 Option Plan. This summary is not a complete description of all of the provisions of the plan and is qualified in its entirety by reference to the 2012 Option Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Administration.    The 2012 Option Plan is administered by our board of directors (the "Plan Administrator"). The Plan Administrator has the authority to, among other things, interpret the 2012 Option Plan, determine eligibility for, grant, determine and modify or waive the terms and conditions of awards under the 2012 Option Plan, and otherwise do all things necessary to carry out the purposes of the 2012 Option Plan. The Plan Administrator's determinations under the 2012 Option Plan are conclusive and binding.

        Eligibility.    Our key employees, directors, consultants and advisors are eligible to participate in the 2012 Option Plan.

        Authorized Shares.    Subject to adjustment, as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2012 Option Plan is 107,823 shares.

        The shares of our common stock to be issued under the 2012 Option Plan may be authorized but unissued shares or previously issued shares acquired by us. The number of shares of our common stock delivered in satisfaction of awards will be determined net of shares of our common stock withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding with respect to an award.

        Types of Awards.    The 2012 Option Plan provides for awards of stock options, stock appreciation rights ("SARs"), restricted stock, unrestricted stock, stock units, including restricted stock units, performance awards and other awards convertible into or otherwise based on shares of our common stock. Eligibility for stock options intended to be incentive stock options is limited to our employees. Dividend equivalents may also be provided in connection with an award under the 2012 Option Plan. The exercise price of a stock option granted under the 2012 Option Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant.

        Vesting; Termination of Employment or Service.    The Plan Administrator has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. Unless otherwise provided by the Plan Administrator, upon a termination of a participant's employment or service, all awards requiring exercise will cease to be exercisable and will terminate and all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for 30 days following such termination, except that they will remain outstanding for 90 days in the case of a termination by us other than for cause, one year in the case of death or three months in the case of disability or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to termination of the participant's employment or service will immediately terminate if such termination is for cause (or if in the determination of the Plan Administrator the participant's employment or service could have been terminated for cause at the time the participant so terminated), as defined in the 2012 Option Plan.

        Non-Transferability of Awards.    Except as otherwise provided by the Plan Administrator, awards under the 2012 Option Plan may not be transferred other than at death.

        Competing Activity.    The Plan Administrator may cancel, rescind, withhold or otherwise restrict or limit any award granted under the 2012 Option Plan at any time if the participant is not in compliance with all applicable award agreements or the 2012 Option Plan or if the participant breaches any agreement with us with respect to non-competition, non-solicitation or confidentiality.

        Certain Transactions; Certain Adjustments.    In the event of a transaction or series of related transactions, whether by merger, consolidation, recapitalization or otherwise, where a person or group other than our Sponsor has the direct or indirect power to elect a majority of our board of directors, that results in a change in the ownership of our common stock such that our Sponsor owns less than 50% of our outstanding shares or where there is a sale of all or substantially all of our assets followed by our liquidation (each, a "covered transaction"), our board of directors may, among other things, provide for options to be exercisable in full or in part, remove performance or other conditions or restrictions on any awards, or provide for a "cash out" of outstanding awards. In lieu of the foregoing, our board of directors may also arrange for the assumption of some or all outstanding awards or for the grant of awards in replacement of outstanding awards. Awards that are not assumed or substituted for or cashed-out in connection with such a transaction will cease to be exercisable as of the effective time of such transaction after any payment or other consideration is delivered in respect of the vested portion of such awards.

        In addition, the 2012 Option Plan provides that, immediately prior to a covered transaction, our board of directors will grant to those participants as it may determine in consultation with our CEO the right to participate in a cash bonus plan under which the total payout available to all participants will equal the amount that would have been paid if stock options in an amount equal to the difference between the number of shares authorized under the plan and the total number of stock options outstanding under the plan on the date of such transaction had been granted immediately prior to such transaction at an exercise price of $100 per share. Any payments made pursuant to this cash bonus plan will be subject to the same terms and conditions as the stock options issued to members of management on October 11, 2012.

        In the event of a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure, the Plan Administrator will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under the 2012 Option Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards then outstanding, the exercise prices of such awards or any other provisions of awards affected by such change. The Plan Administrator may also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2012 Option Plan.

        Amendment; Termination.    The Plan Administrator may amend the 2012 Option Plan or outstanding awards, or terminate the 2012 Option Plan as to future grants of awards, except that the Plan Administrator will not be able to alter the terms of an award if it would adversely affect a participant's rights under the award without the participant's consent (unless expressly provided in the 2012 Option Plan or unless the right to alter the terms of an award was expressly reserved by the Plan Administrator at the time the award was granted). Shareholder approval will be required for any amendment to the 2012 Option Plan to the extent such approval is required by law.

Director compensation

        Our directors who are affiliated with our Sponsor or our other investors did not receive any compensation for their service on our board of directors during fiscal 2015. We have entered into letter agreements with Mr. Larsen and Mr. Knox, who are non-affiliated non-employee directors, pursuant to which each is entitled to receive a maximum of $16,000 per calendar year for attending meetings of our board of directors. In addition, Messrs. Larsen and Knox are also entitled to receive $1,000 per day for the provision of consulting services to us pursuant to their letter agreements. The letter agreements are expected to terminate in connection with this offering with no further payments due to the directors thereunder. See "Agreements with Members of our Board of Directors" under "Certain Relationships and Related Party Transactions" for additional information regarding the director letter agreements. In connection with this offering, we expect to approve a non-employee director compensation policy.

        The following table sets forth information concerning the compensation of our non-employee directors in fiscal 2015. Other than as set forth in the table below, we did not pay any compensation, or make any equity awards or non-equity incentive plan awards, to any of the non-employee members of our board of directors in fiscal 2015. The compensation received by Mr. Dahneke as our CEO during fiscal 2015 is reflected in the "Summary Compensation Table" above.

Name	Fees earned or paid in cash(1)	All other compensation		Total
Mark M. Larsen(2)	$20,000	$—		$20,000
Stephen Knox(2)	$20,000	$2,000	(3)	$22,000

(1)
Represents fees earned for attending meetings of our board of directors during fiscal 2015. Because of the time period covered by fiscal 2015, five meetings (as opposed to four) occurred in fiscal 2015, but consistent with their director letter agreements, no more than $16,000 in board fees was paid to Messrs. Larsen or Knox in a calendar year.

(2)
The incremental fair value, calculated in accordance with FASB ASC Topic 718, associated with adjustments to the exercise prices of outstanding time-based options held by Mr. Larsen and Mr. Knox in connection with our 2015 distribution, as described above, was $17,036 and $13,342, respectively. At the end of fiscal 2015, Mr. Larsen and Mr. Knox each held 700 time-based options and 1,050 performance-based options under our 2012 Option Plan.

(3)
Represents fees earned by Mr. Knox for the provision of consulting services to us pursuant to his director letter agreement.

        On September 1, 2015, we entered into a letter agreement with Michael Celano to serve as a member of our board of directors and as the chairman of our board of director's audit committee. Under this agreement, Mr. Celano is entitled to receive a cash retainer of $16,000 per fiscal year for service on our board of directors and an additional $10,000 annual cash retainer for serving as chairman of our board's audit committee. At such time as we adopt our non-employee director compensation policy, Mr. Celano's compensation for service as a member of our board of directors will be governed by the terms of that policy. Mr. Celano will be eligible to purchase shares of our common stock with a value of up to $50,000 at the offering price set forth in this prospectus. He will also receive a one-time grant of restricted stock units, which is expected to be subject to time and/or performance-based vesting conditions, with a grant date value of $50,000 based on the offering price set forth in this prospectus. Mr. Celano has agreed to certain restrictive covenants as part of this letter agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In 2012, in connection with our acquisition by funds affiliated with our Sponsor, we entered into a stockholders agreement with certain stockholders of the Company. As discussed in more detail below, this agreement contained provisions, among other things, relating to participation rights, restriction on transfer of shares, tag along rights, drag along rights and a call right exercisable by us upon departure of a manager. In addition, we entered into a management agreement with our Sponsor for the provision of certain consulting and management advisory services to us. In connection with this offering, we expect to enter into an investor rights agreement with certain of our stockholders and to enter into indemnification agreements with each of our directors.

Management Agreement

        Pursuant to a management agreement with Gridiron Capital, LLC, our Sponsor provides us with certain advisory, transaction and oversight services. In exchange for these services, we paid an initial fee of $3.6 million in October 2012, and we pay an aggregate annual retainer fee of $1.0 million per calendar year. We also reimburse our Sponsor for out-of-pocket expenses incurred by it or its affiliates in connection with the provision of services pursuant to the management agreement. For fiscal 2013, 2014 and 2015, such reimbursements totaled $0, $52,258 and $119,160, respectively. In addition, subject to limitations contained in the credit agreement governing our senior secured credit facilities, our Sponsor is entitled to a transaction fee in connection with any financing, business acquisition or business disposition, equal to one percent of the gross purchase price of the transaction. Our Sponsor received transaction fees of $3.6 million (as disclosed above in connection with our acquisition), $250,000 and $1.7 million for fiscal 2013, fiscal 2014 and fiscal 2015, respectively.

        The management agreement includes customary exculpation and indemnification provisions in favor of our Sponsor and its affiliates. The management agreement may be terminated by our Sponsor at any time and will terminate when PHW Equity Investors, LLC and our Sponsor and its affiliates own, in the aggregate, less than 50% of our voting equity interests. In connection with this offering, our Sponsor will receive a transaction fee of one percent of the gross proceeds we raise from the offering. Our Sponsor will terminate the management agreement upon the completion of this offering. The indemnification and exculpation provisions in favor of Gridiron Capital, LLC and its affiliates will survive such termination.

Stockholders Agreement

        In connection with the completion of this offering, the provisions of the stockholders agreement with PHW Equity Investors, L.P., our principal stockholder, and certain of our employees, other than those relating to lock-up obligations in connection with registered offerings of our securities and the restrictions on the transfer of shares by our employees, will terminate in accordance with the terms of the stockholders agreement. The stockholders agreement obligates our employees party thereto to enter into customary lock-up agreements with the underwriters in the event of underwritten public offerings of shares of our common stock. In addition, the agreement restricts the ability of the officers party to the agreement, subject to certain exceptions described in the agreement, to transfer his or her shares except to permitted transferees (as defined in the agreement). The restrictions on transfers by those officers will terminate after the occurrence of the later of: (i) an initial public offering; and (ii) a change of control, including when PHW Equity Investors, L.P. and its affiliates own less than 50% of the outstanding shares of our common stock.

        Prior to the completion of this offering, the stockholders agreement contained provisions that will terminate upon the completion of this offering relating to: (i) tag along rights in connection with any sale of shares of our common stock by PHW Equity Investors, L.P., its affiliates or permitted transferees; (ii) drag along rights in favor of PHW Equity Investors, L.P., its affiliates and permitted transferees in connection with the transfer of at least 50% of the shares held by such persons to a non-affiliated third party; (iii) a call right exercisable by us upon departure of a manager that depended upon whether the manager's employment terminated with or without cause; and (iv) a put right to require us to purchase the manager's rollover shares if the manager ceases to be employed as a result of termination by us for reason other than for cause, by the manager for good reason or as a result of the manager's death or disability.

Investor Rights Agreement

        In connection with this offering, we intend to enter into an investor rights agreement with our Sponsor and certain members of management pursuant to which we will be required to take all necessary action to cause the board of directors to include individuals designated by our Sponsor in the slate of nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in "Management—Composition of our Board of Directors." Our investor rights agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with our Sponsor's director designees, and we expect to enter into indemnification agreements with each of our directors generally providing for indemnification in connection with their service to us or on our behalf.

Agreements with Members of our Board of Directors

        In connection with the appointment of Messrs. Larsen and Knox to our board of directors, we entered into agreements with each of Messrs. Larsen and Knox on April 8, 2013 and August 30, 2013, respectively. Under the agreements, each of Messrs. Larsen and Knox is entitled to receive compensation for attending meetings of our board of directors of $4,000 per meeting, up to a maximum of $16,000 per calendar year. In addition, they are entitled to be reimbursed for reasonable business expenses incurred by them in connection with their services as members of our board of directors. Each of Messrs. Larsen and Knox is also entitled to receive $1,000 per day of any additional consulting work provided to us. Finally, each of Messrs. Larsen and Knox was provided the right to acquire $100,000 worth of shares of our common stock at a price equal to the fair market value as determined in good faith by our board of directors and each of Messrs. Larsen and Knox was awarded a stock option for 1,750 shares of our common stock with an exercise price of $100 per share. The exercise price of these options was adjusted to $10 per share in connection with making the $134.0 million distribution to our stockholders in February 2015.

        In connection with the appointment of Mr. Celano to our board of directors, we entered into an agreement with Mr. Celano on September 1, 2015. Under the agreement, Mr. Celano is entitled to receive an annual retainer of $16,000 per fiscal year for serving on our board of directors and $10,000 per fiscal year for serving as the chair of our audit committee. The agreement provides that in the event the board of directors adopts a non-employee director compensation policy in connection with this offering, the compensation terms of the non-employee director compensation policy will supersede the terms of the agreement. Mr. Celano will be eligible to purchase shares of our common stock with a value of up to $50,000 at the offering price set forth in this prospectus. He will also receive a one-time grant of restricted stock units, which is expected to be subject to time and/or performance-based vesting conditions, with a grant date value of $50,000 based on the offering price set forth in this prospectus.

Indemnification Agreements

        Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Related Person Transactions Policy

        Prior to the completion of this offering, our board of directors will adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy will require our audit committee to consider, among other factors it deems appropriate:

  •
  the related person's relationship to us and interest in the transaction;

  •
  the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

  •
  the impact on a director's independence in the event the related person is a director or an immediate family member of the director;

  •
  the benefits to us of the proposed transaction;

  •
  if applicable, the availability of other sources of comparable products or services; and

  •
  an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

        The audit committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the audit committee determines in good faith.

        We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to the best interests of, us.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        We and our subsidiaries have debt outstanding under a First Lien Credit Facility and a Second Lien Credit Facility (each as defined below). As described in "Use of Proceeds," we intend to use the net proceeds from this offering to repay some or all of the outstanding principal amount under the term loan under our Second Lien Credit Facility, plus accrued interest thereon, and to use the remaining net proceeds for working capital and for general corporate purposes. This summary descries the material provisions of the First Lien Credit Facility and the Second Lien Credit Facility but may not contain all information that is important to you. We urge you to read the provisions of the First Lien Credit Agreement and the Second Lien Credit Agreement, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

First Lien Credit Facility

General

        On February 27, 2015, The Hygenic Corporation, our indirect wholly-owned subsidiary ("Hygenic"), entered into an amended and restated credit agreement (the "First Lien Credit Agreement") with GCI Capital Markets LLC as administrative agent, NXT Capital, LLC as syndication agent, Madison Capital Funding LLC as documentation agent, and the other lenders party thereto, which provides for both a revolving facility in the amount of $15.0 million and a term loan in the aggregate principal amount of $270.0 million. We refer to the First Lien Credit Agreement, together with the related security, guaranty and other agreements, as the "First Lien Credit Facility."

        In addition, we have the right under the First Lien Credit Agreement to request additional term loans and/or revolving loan commitments in an aggregate amount of up to $50.0 million. The lenders under the First Lien Credit Facility will not be under any obligation to provide any such additional term loans or revolving loan commitments, and the incurrence of any additional term loans or revolving loan commitments is subject to customary conditions precedent.

        As of April 30, 2015, the First Lien Credit Facility consisted of a $15.0 million revolving credit facility, which was undrawn and available, and $270.0 million aggregate principal amount of term loans of which $270.0 million remained outstanding.

Interest Rates and Fees

        Borrowings under the First Lien Credit Facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by the greatest of (a) the prime rate quoted in the Wall Street Journal, (b) the Federal Funds rate plus 0.5%, (c) the sum of the applicable LIBOR rate (described below) and the difference of (i) the effective applicable margin for LIBOR rate loans minus (ii) the effective applicable margin for base rate loans, and (d) 2.00%, or (2) a LIBOR rate determined by the greater of (a) LIBOR, subject to certain adjustments, or (b) 1.00%. The margin applicable to base rate loans ranges from 3.50% to 4.00%, and the margin applicable to LIBOR rate loans ranges from 4.50% to 5.00%, in each case based on our Senior Debt to EBITDA Ratio (as defined in the First Lien Credit Agreement).

        In addition to paying interest on the outstanding principal amount under the First Lien Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate of 0.50% per annum. We also pay customary letter of credit and agency fees.

Mandatory Prepayments

        The First Lien Credit Agreement requires us to prepay outstanding term loans, and thereafter prepay outstanding revolving loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of assets by Performance Health & Wellness Holdings, Inc., our indirect wholly-owned subsidiary ("Intermediate Holdings"), Hygenic or any of the domestic subsidiaries of Intermediate Holdings; (2) 50% of net cash proceeds resulting from the sale or issuance of equity securities by Intermediate Holdings, Hygenic or any subsidiary of Intermediate Holdings, other than to our Sponsor or management, or existing direct or indirect equity holders, of Intermediate Holdings, and 100% of such net cash proceeds resulting from the sale or issuance of debt securities; (3) commencing with fiscal 2016, 50% (which percentage is reduced to 25% if our Total Debt to EBITDA Ratio (as defined in the First Lien Credit Agreement) is less than 4.00 to 1.00) of annual Excess Cash Flow (as defined in the First Lien Credit Agreement); (4) any net cash proceeds received from certain indemnification payments, purchase price adjustments and tax refunds; and (5) any net cash proceeds received from the issuance of equity securities to cure a default of our financial covenants.

        In general, the mandatory prepayments described above are applied to repay base rate loans first and the LIBOR rate loans, in direct order of interest period maturities.

Voluntary Prepayments

        We may voluntarily prepay outstanding loans under the First Lien Credit Facility at any time subject to customary "breakage" costs with respect to LIBOR rate loans. In addition, if we prepay the loans under the First Lien Credit Facility on or before February 27, 2016, in connection with a Repricing Transaction (as defined in the First Lien Credit Agreement), we must pay a premium of 1.0% of the principal amount subject to such transaction.

Amortization and Final Maturity

        The revolving credit facility matures on October 11, 2019. The term loan is paid in $675,000 quarterly installments with the outstanding principal balance to be paid in full on October 11, 2020.

Guarantees and Security

        The loans under the First Lien Credit Facility are guaranteed by Intermediate Holdings and each of Intermediate Holdings' domestic subsidiaries. The obligations under the First Lien Credit Facility are secured by a first priority perfected lien in favor of the administrative agent on substantially all of the assets of Intermediate Holdings, Hygenic and Intermediate Holdings' domestic subsidiaries, including a pledge of the equity interests of Hygenic and Intermediate Holdings' other subsidiaries (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting equity interests and 100% of the non-voting equity interests of the first tier foreign subsidiaries of Hygenic and the other domestic subsidiaries of Intermediate Holdings).

Covenants and Other Matters

        The First Lien Credit Agreement contains a number of covenants that, among other things, and subject to certain exceptions, restrict the ability of Intermediate Holdings and its subsidiaries to:

  •
  create, incur or assume additional indebtedness;

  •
  incur certain liens;

  •
  pay dividends on capital stock or redeem, repurchase or retire capital stock;

  •
  pay management fees or similar fees to their equity holders or their affiliates in excess of specified amounts;

  •
  redeem or prepay any subordinated debt, including debt under our Second Lien Credit Facility (other than in connection with an initial public offering);

  •
  consolidate or merge;

  •
  sell, transfer, dispose of, convey or lease their assets and equity interest;

  •
  make investments in other businesses or entities; and

  •
  engage in transactions with affiliates on terms less favorable than obtainable from non-affiliates.

        In addition, the First Lien Credit Agreement requires us and our subsidiaries to comply on a quarterly basis with a maximum Senior Debt to EBITDA Ratio and a Total Debt to EBITDA Ratio (each as defined in the First Lien Credit Agreement), each of which becomes more restrictive over time.

        The First Lien Credit Agreement contains certain customary affirmative covenants, representations and warranties and events of default. In addition, the First Lien Credit Agreement contains cross-default provisions under which we would be in default if we defaulted on certain other debt obligations.

Second Lien Credit Facility

General

        On February 27, 2015, Hygenic entered into a second lien credit agreement (the "Second Lien Credit Agreement") with Ares Capital Corporation, as administrative agent, lead arranger and sole bookrunner, and the lenders party thereto, which provides for a term loan in the aggregate principal amount of $120.0 million. We refer to the Second Lien Credit Agreement, together with the related security, guaranty and other agreements, as the "Second Lien Credit Facility." As of April 30, 2015, $120.0 million of the aggregate principal amount remained outstanding under the Second Lien Credit Facility.

Interest Rates and Fees

        Borrowings under the Second Lien Credit Facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by the greater of (a) the prime rate quoted in the Wall Street Journal, (b) the Federal Funds rate plus 0.5%, (c) the sum of the applicable LIBOR rate (described below) and the difference of (i) the effective applicable margin for LIBOR rate loans minus (ii) the effective applicable margin for base rate loans, and (d) 2.00%, or (2) a LIBOR rate determined by the greater of (a) LIBOR, subject to certain adjustments, or (b) 1.00%. The margin applicable to base rate loans is 7.75%, and the margin applicable to LIBOR rate loans is 8.75%.

        In addition to paying interest on the outstanding principal amount under the Second Lien Credit Facility, we also pay agency fees.

Mandatory Prepayments

        The Second Lien Credit Agreement requires us to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of assets by Intermediate Holdings, Hygenic or any of the domestic subsidiaries of Intermediate Holdings; (2) 50% of net cash proceeds resulting from the sale or issuance of equity securities by Intermediate Holdings, Hygenic or any subsidiary of Intermediate Holdings, other than to our Sponsor or management, or existing direct or indirect equity holders, of Intermediate Holdings, and 100% of such net cash proceeds resulting from the sale or issuance of debt securities; (3) commencing with fiscal 2016, 50% (which percentage is reduced to 25% if our Total Debt to EBITDA Ratio (as defined in the Second Lien Credit Agreement) is less than 4.00 to 1.00) of annual Excess Cash Flow (as defined in the Second Lien Credit Agreement); (4) any net cash proceeds received from certain indemnification payments, purchase price adjustments and tax refunds; and (5) any net cash proceeds received from the issuance of equity securities to cure a default of our financial covenants. These mandatory prepayments are not required and are deemed reduced by an equivalent amount to the extent the corresponding prepayment is required by the First Lien Credit Agreement to be applied to obligations arising thereunder and such prepayment has not been expressly waived or declined by the lenders under the First Lien Credit Facility.

        In general, the mandatory prepayments described above are applied to repay base rate loans first and the LIBOR rate loans, in direct order of interest period maturities.

Voluntary Prepayments

        Subject to the terms of the First Lien Credit Facility, we may voluntarily prepay outstanding loans under the Second Lien Credit Facility at any time subject to customary "breakage" costs with respect to LIBOR rate loans. In addition, if we prepay the loans under the Second Lien Credit Facility, whether voluntarily or involuntarily, prior to February 27, 2018, we must pay to the administrative agent a prepayment premium of 3.0%, 2.0% or 1.0% of the principal amount of the term loans repaid, depending on whether we repay some or all of the principal amount in the first, second or third year of the Second Lien Credit Facility, respectively; provided, that no such prepayment penalty is required in the event we pay the term loans under the Second Lien Credit Facility in full in connection with an initial public offering, subject to certain conditions.

Amortization and Final Maturity

        The maturity date of the Second Lien Credit Facility is April 11, 2021. There are no amortization payments required under the Second Lien Credit Facility.

Guarantees and Security

        The Second Lien Credit Facility is guaranteed by Intermediate Holdings and each of Intermediate Holdings' domestic subsidiaries. The obligations under the Second Lien Credit Facility are secured by a second priority perfected lien (or first priority if the obligations under the First Lien Credit Facility have been discharged) in favor of the administrative agent on substantially all of the assets of Intermediate Holdings, Hygenic and Intermediate Holdings' domestic subsidiaries, including a pledge of the equity interests of Hygenic and Intermediate Holdings' other subsidiaries (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting equity interests and 100% of the non-voting equity interests of the first tier foreign subsidiaries of Hygenic and the other domestic subsidiaries of Intermediate Holdings).

Covenants and Other Matters

        The Second Lien Credit Facility contains a number of covenants that, among other things, and subject to certain exceptions, restrict the ability of Intermediate Holdings and its subsidiaries to:

  •
  create, incur or assume additional indebtedness;

  •
  incur certain liens;

  •
  pay dividends on capital stock or redeem, repurchase or retire capital stock;

  •
  pay management fees or similar fees to our equity holders or their affiliates;

  •
  redeem or prepay any subordinated debt;

  •
  consolidate or merge;

  •
  sell, transfer, dispose of, convey or lease our assets and equity interest;

  •
  make investments in other businesses or entities; and

  •
  engage in transactions with affiliates.

        In addition, the Second Lien Credit Agreement requires us and our subsidiaries to comply on a quarterly basis with a maximum Total Debt to EBITDA Ratio (as defined in the Second Lien Credit Agreement), which becomes more restrictive over time.

        The Second Lien Credit Agreement contains certain customary affirmative covenants, representations and warranties and events of default. In addition, the Second Lien Credit Agreement contains a cross-default provision that triggers a default if we default on the terms applicable to any debt (other than First Lien Credit Facility obligations) in an aggregate amount of greater than $1.125 million, and a cross-acceleration provision that triggers a default if an event of default under the First Lien Credit Facility occurs and any portion of the loans under the First Lien Credit Facility have been accelerated.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2015 by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group. As of August 31, 2015, there were approximately 27 holders of our outstanding common stock.

        Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Performance Health Holdings Corp., 1245 Home Ave., Akron, Ohio 44310. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after August 31, 2015 through the exercise of any option, warrant or other right. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after August 31, 2015 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see "Description of Capital Stock." For more information regarding our relationship with certain of the persons named below, see "Certain Relationships and Related Party Transactions."

	Shares Owned Before the Offering		Shares Owned After the Offering (no over-allotment exercise)		Shares Owned After the Offering (full over-allotment exercise)
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
PHW Equity Investors, L.P.(1)	1,305,750	97.1%
Directors and Named Executive Officers:
Marshall Dahneke(2)	22,680	1.7%
Rocco Mango(3)	1,628	*
Niels Lichti(4)	6,952	*
Thomas A. Burger, Jr.(1)	1,305,750	97.1%
Michael Celano	—	—
Eugene P. Conese, Jr.(1)	1,305,750	97.1%
Kevin Jackson	—	—
Mark Larsen(5)	1,280	*
Stephen Knox(6)	1,280	*
All executive officers and directors as a group (9 persons)	1,339,570	98.7%

*
Indicates less than one percent

(1)
Consists of 1,305,750 shares of common stock. The general partner of our principal stockholder, PHW Equity Investors, L.P. is PHW Management, LLC. By virtue of the relationships described in this footnote, PHW Management, LLC may be deemed to exercise voting and dispositive power with respect to the shares held by PHW Equity Investors, L.P. PHW Management, LLC disclaims beneficial ownership of such shares to the extent attributed to it solely by virtue of being the general partner of PHW Equity Investors, L.P. Gridiron GP II, LLC is the sole member of PHW Management, LLC. The sole member of PHW Management, LLC disclaims beneficial ownership of such shares to the extent attributed to it solely by virtue of being the sole member of PHW Equity Investors, L.P. Gridiron Partners II, LLC is the managing member of Gridiron GP II, LLC and the managing members of Gridiron Partners II, LLC are Thomas A. Burger, Jr. and Eugene P. Conese, Jr. Gridiron Partners II, LLC disclaims beneficial ownership of such shares to the extent attributed to it solely by virtue of being the managing member of Gridiron GP II, LLC. As a result of the relationships described above, Messrs. Burger, Jr. and Conese, Jr. may be deemed to share beneficial ownership of the shares held by PHW Equity Investors, L.P. Each of Messrs. Burger, Jr. and Conese, Jr. disclaims beneficial ownership of such shares to the extent attributed to him by virtue of directing the investments held by Gridiron Partners II, LLC. The address of each of PHW Equity Investors, L.P., PHW Management, LLC, Gridiron GP II, LLC and Gridiron Partners II, LLC is 220 Elm Street, New Canaan, Connecticut 06840.

(2)
Consists of 15,000 shares of common stock and an option to purchase 7,680 shares held by Mr. Dahneke.

(3)
Consists of 628 shares of common stock and an option to purchase 1,000 shares held by Mr. Mango.

(4)
Consists of 4,000 shares of common stock and an option to purchase 2,952 shares held by Mr. Lichti.

(5)
Consists of 1,000 shares of common stock and an option to purchase 280 shares held by Mr. Larsen.

(6)
Consists of 1,000 shares of common stock and an option to purchase 280 shares held by Mr. Knox.

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital

        Upon the completion of this offering, our authorized capital stock will consist of:

  •
              shares of common stock, par value $0.0001 per share, of which            shares are issued and outstanding as of                   , 2015 and;

  •
              shares of preferred stock, par value $0.0001 per share, of which no shares have been issued.

        As of                , there were            holders of record of our common stock.

        Immediately following the completion of this offering, there are expected to be            shares of common stock issued and outstanding and no shares of preferred stock outstanding.

        Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

        Voting Rights.    Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

        Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable.

        Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Listing.    We intend to list our common stock on                under the symbol "PHC."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the board of directors.

        These provisions include:

        Classified Board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of the board of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have 7 members.

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board of directors or the chief executive officer or pursuant to a resolution adopted by a majority of the board of directors or, until the date that PHW Equity Investors, Inc. ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Removal of Directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board of directors.

        Advance Notice Procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may delay the opportunity for a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

        Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once PHW Equity Holdings, L.P. ceases to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

        Business Combinations with Interested Stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees and its affiliates will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

        Our certificate of incorporation will provide that we renounce any interest or expectancy of the Company in the business opportunities of our Sponsor and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification Directors

        Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors prior to the completion of this offering and expect to enter into a similar agreement with any new directors. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                  .

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the completion of this offering, we will have outstanding an aggregate of approximately            shares of common stock. In addition, options and warrants to purchase an aggregate of approximately            shares of our common stock will be outstanding as of the completion of this offering. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        Approximately            shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the completion of this offering.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on            during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

        Our officers, directors and other stockholders owning an aggregate of      % of our common stock prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions and automatic extensions. See "Underwriting" for a description of these lock-up agreements.

Registration Statements on Form S-8

        Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2012 Equity Incentive Plan. This registration statement will cover approximately             shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

        We expect that beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of            shares of our common stock will be entitled to require us to register their shares for resale under the federal securities laws. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership, and disposition of shares of our common stock by a non-U.S. holder (as defined below) that acquires our common stock in this offering and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this summary, a "non-U.S. holder" is a beneficial owner of our common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or any other organization taxable as a corporation for United States federal income tax purposes, that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has in effect a valid election under the applicable Treasury regulations to be treated as a United States person.

        A modified definition of "non-U.S. holder" applies for United States federal estate tax purposes (as discussed below).

        This summary is based upon the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, rulings, and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This summary does not purport to be a complete analysis of all the potential tax considerations relevant to non-U.S. holders of our common stock. In addition, this summary does not address all aspects of United States federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain United States expatriates, tax-exempt organizations, pension plans, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, or holders subject to the alternative minimum tax or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address certain estate and any gift tax considerations or considerations under the tax laws of any state, local or non-United States jurisdiction.

        If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) owns our common stock, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are treated as partnerships for United States federal income tax purposes and persons holding our common stock through a partnership or other entity treated as a partnership for United States federal income tax purposes should consult their tax advisors.

        There can be no assurance that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

        THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL, AND NON-UNITED STATES TAXATION AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES UNDER ANY APPLICABLE TAX TREATY.

Distributions on our shares of our common stock

        We do not currently expect to pay dividends. In the event we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's adjusted tax basis in shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock." Any distribution described in this paragraph would also be subject to the discussion below in "Additional Withholding and Reporting Requirements."

        Any dividends paid to a non-U.S. holder with respect to shares of our common stock generally will be subject to withholding of United States federal tax at a 30% rate unless such non-U.S. holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8 prior to the payment of dividends, such as:

  •
  IRS Form W-8BEN or W-8BEN-E, as applicable, (or successor form) certifying, under penalties of perjury, that such non-U.S. holder is entitled to a reduction in withholding under an applicable income tax treaty, or

  •
  IRS Form W-8ECI (or successor form) certifying, under penalties of perjury that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States of the non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the U.S.) (in which case such dividend generally will be subject to graduated United States federal income tax rates on a net income basis as described below).

        The certification requirement described above also may require a non-U.S. holder that provides an IRS form or that claims treaty benefits to provide its United States taxpayer identification number.

        Each non-U.S. holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

        If dividends are "effectively connected" with the conduct of a trade or business in the United States of a non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States), the non-U.S. holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to United States federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if the non-U.S. holder is taxable as a corporation for United States federal income tax purposes, such holder may, under certain circumstances, be subject to an additional "branch profits tax" equal to 30% (unless reduced by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year.

        If a non-U.S. holder is eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty, such holder may obtain a refund or credit of any amounts withheld in excess of that rate by timely filing an appropriate refund claim with the IRS.

Gain on sale, exchange or other taxable disposition of shares of our common stock

        Subject to the discussion below under "Additional Withholding and Reporting Requirements," a non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our common stock (including a redemption, but only if the redemption is treated as a sale or exchange rather than a distribution for United States federal income tax purposes) unless:

  (1)
  the gain is "effectively connected" with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States);

  (2)
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other conditions; or

  (3)
  we are or have been a "United States real property holding corporation" ("USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period for our common stock (the "relevant period").

        If the first exception applies, the non-U.S. holder generally will be subject to United States federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for United States federal income tax purposes, such gains may, under certain circumstances, also be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate under an applicable income tax treaty).

        If the second exception applies, the non-U.S. holder generally will be subject to United States federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such non-U.S. holder's capital gains allocable to United States sources exceed capital losses allocable to United States sources during the taxable year of the disposition.

        With respect to the third exception above, although there can be no assurances, we believe we currently are not, and we do not anticipate becoming, a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as (i) our common stock continues to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (i) or (ii) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the "branch profits tax" will not apply.

Additional withholding and reporting requirements

        Legislation (commonly referred to as "FATCA") imposes United States federal withholding at a rate of 30% on payments to certain non-U.S. entities (including financial intermediaries), including dividends on and the gross proceeds from dispositions of our common stock, unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The withholding rules currently apply to payments of dividends on our common stock and will apply to gross proceeds from dispositions of our common stock beginning January 1, 2017. Although Treasury regulations implementing FATCA have been finalized, certain aspects of these rules remain unclear and subject to change. An intergovernmental agreement between the United States and a foreign country where a holder or intermediary is located may modify the requirements in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Information reporting and backup withholding

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. A non-U.S. holder will generally be subject to backup withholding on dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, as applicable, (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to the United States federal withholding tax, as described above in "Distributions on Shares of Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our common stock by a non-U.S. holder effected by or through the United States office of any broker, United States or foreign, unless the holder certifies that it is not a United States person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-United States office of a broker. However, for information reporting purposes, dispositions effected through a non-United States office of a broker with substantial United States ownership or operations generally will be treated in a manner similar to dispositions effected through a United States office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of the information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is incorporated under the provisions of an applicable treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder's United States federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Federal estate taxes

        Shares of our common stock held (or treated as held) by an individual who is not a United States citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of such individual's death generally will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2015, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as representatives (the "Representatives"), the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
UBS Securities LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase up to                additional shares from us at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover of this prospectus and to selling group members at that price less a selling concession of $                per share. After the initial public offering, the Representatives may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us
Expenses payable by us

        The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

        Our officers and directors and our Sponsor and its affiliates have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We intend to list our common stock on                under the symbol "PHC."

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the general condition of the securities markets;

  •
  market conditions for initial public offerings;

  •
  the market for securities of companies in businesses similar to ours;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations and earnings and our current financial position;

  •
  the history and prospects for our business;

  •
  an assessment of our management; and

  •
  other information included in this prospectus and otherwise available to the underwriters.

        The initial public offering, price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and there can be no assurance that an active trading market will develop and continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, referred to as a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on            or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the Company and its affiliates. If the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their exposure to us consistent with their customary risk management policies. Typically, the underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each such state being referred to herein as a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (each such date being referred to herein as a Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are qualified investors as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

        The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

        This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

  A.
  You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the Company under Section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

        To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

  B.
  You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

Resale Restrictions

        The distribution of securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia in accordance with an exemption from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

        By purchasing securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements and Exemptions,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Performance Health Holdings Corp. at April 30, 2015 and 2014, and for each of the two years in the period ended April 30, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document is not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.performancehealth.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Performance Health Holdings Corp.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Performance Health Holdings Corp.

We have audited the accompanying consolidated balance sheets of Performance Health Holdings Corp. as of April 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, redeemable common stock and stockholders' (deficit) equity and cash flows for each of the two years in the period ended April 30, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Performance Health Holdings Corp. at April 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended April 30, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

September 11, 2015

PERFORMANCE HEALTH HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of April 30,
	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$4,524	$2,764
Trade accounts receivable, net of allowance for uncollectible accounts of $231 and $246 at April 30, 2015 and 2014, respectively	19,015	17,737
Inventories, net	22,496	19,820
Prepaid taxes	352	236
Income taxes receivable	2,470	467
Deferred income taxes	1,212	674
Prepaid expenses and other	1,987	2,397

Total current assets	52,056	44,095
Property, plant & equipment, net	11,663	12,604
Goodwill	241,008	231,874
Intangible assets, net	136,742	137,957
Other assets	1,725	2,364

Total assets	$443,194	$428,894

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
Revolving line of credit	$—	$4,699
Current portion of long-term debt	2,700	2,020
Accounts payable	7,599	5,992
Accrued payroll, incentives, and related benefits	2,947	1,859
Income taxes payable	242	955
Other accrued current liabilities	1,741	1,337

Total current liabilities	15,229	16,862
Other liabilities	616	333
Deferred income taxes	42,413	44,007
Long-term debt	380,842	237,245

Total liabilities	439,100	298,447
Redeemable common stock	5,112	3,334
Stockholders' (Deficit) Equity:
Common stock—voting authorized, 1,000,000, issued and outstanding 652,875 in 2015 and 2014	—	—
Common stock—non-voting authorized, 1,000,000, issued and outstanding 692,274 in 2015 and 689,173 in 2014	—	—
Additional paid-in capital	1,224	131,317
Accumulated deficit	(1,307)	(4,353)
Accumulated other comprehensive (loss) income	(935)	149

Total stockholders' (deficit) equity	(1,018)	127,113

Total liabilities, redeemable common stock and stockholders' equity	$443,194	$428,894

The accompanying notes to consolidated financial statements are an integral part of these statements.

PERFORMANCE HEALTH HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	For the year ended April 30,
	2015	2014
Net sales	$146,194	$115,762
Cost of products sold	61,269	49,773

Gross profit	84,925	65,989
Selling, general and administrative expenses	50,733	39,578

Income from operations	34,192	26,411
Other income (expense):
Interest expense, net	(20,739)	(20,179)
Extinguishment of long-term debt	(1,034)	(1,664)
Bargain purchase gain	—	2,315
Other, net	(170)	(708)

Total other income (expense)	(21,943)	(20,236)

Income before income taxes	12,249	6,175
Provision for income taxes	5,359	3,546

Net income	$6,890	$2,629

Per share information:
Net income per share:
Basic	$5.12	$1.97
Diluted	$5.10	$1.97
Weighted average shares outstanding:
Basic	1,344,749	1,337,220
Diluted	1,351,572	1,337,220

The accompanying notes to consolidated financial statements are an integral part of these statements.

PERFORMANCE HEALTH HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	For the year ended April 30,
	2015	2014
Comprehensive Income:
Net income	$6,890	$2,629
Other comprehensive income (loss)
Foreign currency translation adjustments	(1,084)	37

Total comprehensive income	$5,806	$2,666

The accompanying notes to consolidated financial statements are an integral part of these statements.

PERFORMANCE HEALTH HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY

For the Years Ended April 30, 2015 and 2014
(Dollars in thousands)

			Stockholders' (Deficit) Equity
	Redeemable Common Stock
			Common Stock		Treasury Stock				Accumulated Other Comprehensive Income (Loss)
							Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at May 1, 2013	22,420	$2,242	1,335,490	$—	(1,070)	$(107)	$131,385	$(6,982)	$112	$124,408
Net income	—	—	—	—	—	—	—	2,629	—	2,629
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	37	37
Adjustment to redemption value	—	1,092	—	—	—	—	(1,092)	—	—	(1,092)
Stock-based compensation	—	—	—	—	—	—	356	—	—	356
Issuance of common stock	—	—	6,558	—	1,070	107	668	—	—	775

Balance at April 30, 2014	22,420	3,334	1,342,048	—	—	—	131,317	(4,353)	149	127,113

Net income	—	—	—	—	—	—	—	6,890	—	6,890
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Adjustment to redemption value	—	1,778	—	—	—	—	(953)	(825)	—	(1,778)
Stock-based compensation	—	—	—	—	—	—	1,341	—	—	1,341
Distribution to stockholders	—	—	—	—	—	—	(130,981)	(3,019)	—	(134,000)
Issuance of common stock	—	—	3,101	—	—	—	500	—	—	500

Balance at April 30, 2015	22,420	$5,112	1,345,149	$—	—	$—	$1,224	$(1,307)	$(935)	$(1,018)

The accompanying notes to consolidated financial statements are an integral part of these statements.

PERFORMANCE HEALTH HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the year ended April 30,
	2015	2014
Cash Flows from Operating Activities:
Net income	$6,890	$2,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,868	11,861
Deferred income taxes	(2,135)	335
Amortization of deferred financing costs and original issue discount ("OID")	1,033	905
Stock-based compensation expense	1,341	356
Non-cash loss on the extinguishment of long-term debt	1,034	864
Non-cash interest expense	420	718
Loss on the disposal of assets	217	531
Bargain purchase gain	—	(2,315)
Changes in operating assets and liabilities, net of impact of acquisitions:
Trade accounts receivable	(341)	763
Inventories	(1,023)	1,199
Prepaid taxes	(116)	(236)
Other operating assets	(1,221)	679
Accounts payable	1,774	471
Other operating liabilities	794	(3,361)

Net cash provided by operating activities	21,535	15,399
Cash Flows from Investing Activities:
Cash paid for business acquired, net of cash acquired and escrowed amounts	(17,351)	(20,559)
Proceeds from the sale of assets	275	11
Purchases of property, plant and equipment	(2,151)	(1,070)
Purchases of software	(1,374)	(651)

Net cash used in investing activities	(20,601)	(22,269)
Cash Flows from Financing Activities:
Borrowings under line of credit	3,940	12,276
Repayments under line of credit	(8,639)	(7,577)
Proceeds from issuance of common stock	500	775
Distribution to stockholders	(134,000)	—
Escrow portion of cash paid for business acquired	(2,500)	(4,000)
Additional borrowings of long-term debt	400,824	50,171
Cash paid for deferred financing costs	(827)	(21)
Repayment of long-term debt	(258,233)	(45,967)

Net cash provided by financing activities	1,065	5,657
Effect of exchange rates on cash	(239)	60

Increase (decrease) in cash and cash equivalents	1,760	(1,153)
Cash and cash equivalents at beginning of year	2,764	3,917

Cash and cash equivalents at end of year	$4,524	$2,764

The accompanying notes to consolidated financial statements are an integral part of these statements.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 1—DESCRIPTION OF BUSINESS

        Performance Health Holdings Corp. (formerly known as PHW Holdings, Inc.), a Delaware corporation formed at the direction of Gridiron Capital, LLC ("Gridiron"), was incorporated on October 4, 2012 for the purpose of consummating the acquisition of Performance Health & Wellness Holdings, Inc. ("Predecessor") effective October 11, 2012.

        Performance Health Holdings Corp. (referred to herein as the "Company," which reference shall, unless the context requires otherwise, be deemed to refer to Performance Health Holdings Corp. and all of its 100% owned subsidiaries on a consolidated basis) reports as one operating and reportable segment and manufactures and markets branded healthcare, pain management and fitness products for the U.S. and international rehabilitation, therapy and professional wellness markets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

        The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include management's estimates and assumptions that affect the recorded amounts. References herein to any particular year or quarter refers to periods within the fiscal year ended April 30. For example, fiscal 2015 refers to the fiscal year ended April 30, 2015.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The Company's estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Business Combinations

        Acquired businesses are accounted for using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at their respective fair values at the acquisition date. The fair values and useful lives assigned to each class of assets acquired and liabilities assumed are based on, among other factors, the expected future benefit of the asset, the various characteristics of the asset and projected cash flows. When necessary, the Company consults with external advisors to help determine fair value of assets acquired and liabilities assumed. For separately identifiable intangible assets, the Company determines fair value using acceptable valuation principles (e.g., multiple excess earnings, relief from royalty and cost methods).

        The Company includes the results of operations from the acquisition date in the consolidated financial statements for all businesses acquired. See Note 3 for further discussion.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        The Company considers short-term deposits and highly liquid investments with maturities of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. Cash balances may exceed government insured limits in certain jurisdictions.

Accounts Receivable and Allowance for Doubtful Accounts

        The Company extends non-interest bearing trade credit to its customers in the ordinary course of business. The Company conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral.

        On a regular basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and historical write-offs and collections. The Company writes off accounts receivable when they are determined to be uncollectible.

Inventories

        Inventories are stated at the lower of cost or market value, where cost is determined by using the first-in, first-out method. The Company reduces inventories for product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Deferred Financing Costs

        Included in other assets in the accompanying consolidated balance sheets as of April 30, 2015 and 2014 are deferred financing costs of $1,508 and $1,483, respectively, net of accumulated amortization of $1,444 and $1,166, respectively. Such costs are amortized to interest expense over the terms of the related debt instruments using the effective interest method. Interest expense resulting from the amortization of deferred financing costs was $294 and $319 in fiscal 2015 and fiscal 2014, respectively, not including the $523 and $659 write-off of deferred financing costs in fiscal 2015 and fiscal 2014, respectively, related to the partial prepayment of the Company's Senior Subordinated Promissory Notes. See Note 9 for further discussion.

Derivatives and Hedging Activity

        The Company recognizes derivatives on the accompanying consolidated balance sheets as assets or liabilities measured at fair value. Gains or losses resulting from changes in the value of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In fiscal 2014, the Company entered into an interest rate cap agreement with a bank. See Note 7 for further discussion. The Company's interest rate cap does not qualify for hedge accounting treatment and as such changes in the fair value of this instrument are recognized currently in earnings.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Additions and associated interest costs are capitalized. Property, plant and equipment are being depreciated over their estimated useful lives using the straight-line method. Estimated useful lives are as follows:

Building and land improvements	10 - 40 years
Leasehold improvements(1)	5 - 10 years
Machinery and equipment	5 - 20 years

(1)
Depreciated over the shorter of the useful life or lease term.

        Expenditures for maintenance and repairs are charged to operations as incurred. When an asset is sold or otherwise disposed of, the Company removes the cost and associated accumulated depreciation from the accounts and recognizes the resulting gain or loss in the consolidated statements of operations.

Goodwill and Other Intangible Assets

        Goodwill which represents the excess of the purchase price over the fair value of net assets acquired in connection with an acquisition of a business or business combination, is not amortized. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually at the end of the fourth fiscal quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that an impairment may exist. Through probability weighting, the Company uses a combination of discounted projected future earnings or cash flow methods, comparable transactions and multiples of earnings in estimating a reporting unit's fair value.

        When testing goodwill for impairment, the Company first has an option to assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that an impairment exists. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. In the event the qualitative assessment indicates that an impairment is more likely than not, the Company would be required to perform a quantitative impairment test.

        Under the quantitative goodwill impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. If the carrying amount of a reporting unit, including goodwill, exceeds the estimated fair value, then individual assets (including identifiable intangible assets) and liabilities of the reporting unit are estimated at fair value. The excess of the estimated fair value of the reporting unit over the estimated fair value of its net assets would establish the implied value of goodwill. The excess, if any, of the recorded amount of goodwill over the implied value is then charged to earnings as an impairment loss. Management has determined that the Company has one reporting unit and as such, for the purposes of its impairment test for goodwill, all of its operations, assets and liabilities are allocated to the single reporting unit.

        In assessing the recoverability of indefinite-lived intangible assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the Company concludes that there has been impairment, the Company will write down the carrying value of the asset to its fair value. Each year, the Company evaluates those intangible assets with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. When testing indefinite-lived intangible assets for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of an indefinite-lived intangible asset is less than its carrying amount.

        Finite-lived intangible assets, which are comprised of trademarks, customer contracts and relationships, non-compete agreements, and internal-use software, are stated at cost less accumulated amortization. Amortization, for finite-lived intangible assets, is computed using the straight-line method over estimated useful lives, typically ranging from 5 to 24 years. The reasonableness of the useful lives of these assets is regularly evaluated. See Note 6 for further discussion.

Impairment of Long-Lived Assets

        The Company's long-lived assets primarily consist of property, plant and equipment and finite-lived intangible assets. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances ("triggering events") indicate that the carrying amount of the asset may not be recoverable.

        If a triggering event is determined to have occurred, the asset's carrying value is compared to the future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds the undiscounted cash flow of the asset, then impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value. The fair value methodology used is an estimate of fair market value and is based on prices of similar assets or other valuation methodologies including present value techniques. Long-lived assets to be disposed of other than by sale are classified as held for use until their disposal. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair market value less cost to sell. Depreciation or amortization is discontinued for long-lived assets classified as held for sale.

Revenue Recognition

        The Company's principal sources of revenue are from sales of its products. These revenues are recognized when there is persuasive evidence of an arrangement providing for the sale of a product, delivery of the product has occurred, the sale price of the product is fixed or determinable and collectability is reasonably assured generally upon shipment. Revenues include shipping and handling costs billed to customers.

        The Company participates in promotional programs with its customers to enhance the sale of its products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. These promotional programs consist of direct-to-consumer incentives, such as coupons and temporary price reductions, as well as incentives to the Company's customers, such as allowances for new distribution, including slotting fees, sales growth incentive rebates and cooperative advertising and sampling. Estimates of the costs of these promotional programs are based

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

on (i) historical sales experience, (ii) the current promotional offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel.

        The Company recognizes the cost of such sales incentives by recording an estimate of such cost as a reduction of revenue, at the later of (a) the date the related revenue is recognized, or (b) the date when a particular sales incentive is offered. At the completion of the promotional program, the estimated amounts are adjusted to actual results.

Shipping and Handling Costs

        Outbound shipping and handling expenses are included in costs of products sold in the accompanying consolidated statements of operations. The Company incurred $3,163 and $2,149 of shipping and handling costs during fiscal 2015 and fiscal 2014, respectively.

Research and Development

        Research and development costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. The Company incurred $761 and $655 of research and development costs during fiscal 2015 and fiscal 2014, respectively.

Legal and Other Contingencies

        The outcomes of legal proceedings and claims brought against the Company and other loss contingencies are subject to uncertainty. The Company accrues a charge against income when management determines that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, the Company will consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as management's ability to reasonably estimate the amount of loss. Current information available to the Company is regularly evaluated to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves judgment. See Note 10 for further discussion.

Advertising Costs

        Advertising costs are expensed as incurred. Advertising expenses included in selling, general and administrative expenses in the consolidated statements of operations were $2,338 and $2,368 for fiscal 2015 and fiscal 2014, respectively.

Redeemable Common Stock

        The Company has issued shares of non-voting common stock to members of management. Under certain circumstances, the holders of these shares, or their heirs, may require the Company to redeem the shares. For additional information on the Company's redeemable common stock, see Note 11.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

        The Company's stock-based compensation is measured at fair value on the grant date or date of modification, as applicable using either the Black-Scholes or Monte Carlo models. The Company recognizes compensation expense for service based awards on a straight-line attribution basis over the requisite service period. For performance and market-based awards which also require a service period, the Company uses straight-line expense attribution over the longer of the derived service period or when the performance or market condition is satisfied.

        For additional information on the Company's stock-based compensation plan, see Note 12.

Fair Value Measurements

        GAAP defines a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        The following valuation techniques are used to measure fair value for assets and liabilities:

Level 1	—	Quoted market prices in active markets for identical assets or liabilities;
Level 2	—
Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs); and
Level 3	—	Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

        For additional information on the Company's fair value measurements, see Note 7.

Foreign Currency Translation

        Assets and liabilities of foreign subsidiaries that operate primarily in a currency other than the U.S. dollar are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated using the average exchange rate in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly as a separate component of stockholders' equity and represent essentially all of the balance under the caption "accumulated other comprehensive income."

        For the Company's foreign subsidiaries that operate primarily in the U.S. dollar, all foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and related elements of expense are remeasured using historical rates of exchange. Income and expense elements are remeasured into U.S. dollars using average exchange rates in effect during the period.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Gains and losses from transactions denominated in currencies other than the functional currencies are included in the accompanying consolidated statements of operations in other income (expense).

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on a cumulative probability analysis. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

        Where the Company does not intend to indefinitely reinvest earnings of the Company's foreign subsidiaries, the Company provides for income taxes and foreign withholding taxes, where applicable, on undistributed earnings. The Company does not provide for income taxes on undistributed earnings of its foreign subsidiaries that are intended to be indefinitely reinvested.

        The Company recognizes the benefit of an income tax position only if it is "more likely than not" that the tax position will be sustained. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized based on a cumulative probability analysis. Additionally, the Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of the provision for income taxes. The current portion of unrecognized tax benefits is included in "Income taxes payable" and the long-term portion is included in "Other liabilities" in the consolidated balance sheets.

Earnings Per Share

        Basic earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of shares outstanding during the reporting period. Diluted earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon the exercise of stock options, are included in the diluted earnings per share calculation to the extent that they are dilutive.

Recent Accounting Pronouncements

        In July 2015, the Financial Accounting Standards Board (the "FASB") issued ASU-2015-11, Inventory. This update was issued to simplify the application of the principle of lower of cost or market to the carrying value of inventory. Under the new guidance, an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The adoption of ASU 2015-11 is not expected to have a material impact on the Company's consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of ASU 2015-03 is not expected to have a material impact on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This amendment states that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable). The amendments in this update are effective for the annual reporting period beginning after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of ASU 2014-15 is not expected to have a material impact on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could Be Achieved after the Requisite Service Period, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the new guidance does not allow for a performance target that affects vesting to be reflected in estimating the fair value of the award at the grant date. The amendments to this update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in this update either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of ASU 2014-12 is not expected to have a material impact on the Company's consolidated financial statements.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers—Topic 606, which supersedes the revenue recognition requirements in FASB ASC 605. The new guidance primarily states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In 2015 the FASB agreed to allow companies to delay the implementation of this standard for one year effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only for periods beginning after December 15, 2016. The Company is evaluating its implementation method and the impact of adopting this prospective guidance on its consolidated financial statements.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 3—ACQUISITIONS

        The Company accounted for the following immaterial acquisitions as business combinations in accordance with ASC 805, Business Combinations using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is allocated to the fair value of the assets acquired and liabilities assumed.

        On June 16, 2014, The Hygenic Corporation ("Hygenic"), the Company's wholly-owned subsidiary, completed its acquisition of substantially all of the assets and liabilities of TheraPearl LLC ("TP") for a cash purchase price of $19,851. TP manufactures and sells innovative combination reusable therapy packs used in the treatment of aches and pains. The excess of the purchase price over the net assets acquired was $9,134 and has been recorded as goodwill and represents synergies and economies of scale expected as a result of the acquisition. For income tax reporting purposes, an election was made under Internal Revenue Code Section 338(h)(10) for the acquisition of TheraPearl's common stock. Under this election, the transaction is deemed to be an asset purchase, and accordingly, the tax basis of the assets will equal the purchase price allocated to the assets acquired. Goodwill related to the TP acquisition in the amount of $10,319 will be deductible for income tax reporting purposes. As part of the transaction, $2,500 was set up in an escrow account. The escrow balance is required to be released on the 15-month anniversary following the closing of the transaction. Included in selling, general and administrative expenses in fiscal 2015 are $523 in transaction costs directly related to the acquisition of TP.

        On January 31, 2014, Performance Touch, LLC ("PT"), the Company's wholly-owned subsidiary, completed its acquisition of the assets of Bon Vital, Inc. ("BV") for $11,978 in cash. PT was formed as a subsidiary of Hygenic to acquire BV. BV designs and manufactures natural and organic skin care products for sale to health care practitioners. The excess of the purchase price over the net assets acquired was $4,773 and has been recorded as goodwill and represents synergies and economies of scale expected as a result of the acquisition. Goodwill related to the BV acquisition in the amount of $5,331 will be deductible for income tax reporting purposes. As part of the transaction, $2,000 was set up in an escrow account. The escrow balance was released on the 18-month anniversary following the closing of the transaction. Included in selling, general and administrative expenses in fiscal 2014 are $487 in transaction costs directly related to the acquisition of BV.

        On August 6, 2013, Hygenic completed its acquisition of 100% of the common stock of Cramer Products, Inc. ("Cramer") for $12,672 in cash. Cramer has been a market leader for 95 years designing and selling products to the sports medicine industry. For income tax reporting purposes, an election was made under Internal Revenue Code Section 338(h)(10) for the acquisition of Cramer's common stock. Under this election, the transaction is deemed to be an asset purchase, and accordingly, the tax basis of the assets will equal the purchase price allocated to the assets acquired, except to the extent of the bargain purchase element. The purchase price of this acquisition was less than the fair value of the net assets and liabilities acquired. The Company recorded this difference as a bargain purchase gain, included in other income, of $2,315 in the accompanying consolidated statements of operations for fiscal 2014. This gain was attributable primarily to the fair values assigned to long-lived tangible assets, including land and buildings. As part of the transaction, $2,000 was set up in an escrow account. The escrow balance is required to be released in two payments of $1,000 due on the 18 and 24 month anniversaries following the closing of the transaction. Included in selling, general and administrative expenses in fiscal 2014 are $462 in transaction costs directly related to the acquisition of Cramer.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 4—INVENTORIES

        Inventories are comprised of the following at April 30, 2015 and 2014:

	2015	2014
Raw materials	$4,425	$4,841
Work-in-process	388	229
Finished goods	19,612	17,727

	24,425	22,797
Inventory valuation reserves	(1,929)	(2,977)

Inventories, net	$22,496	$19,820

NOTE 5—PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are comprised of the following at April 30, 2015 and 2014:

	2015	2014
Machinery and equipment	$6,992	$6,865
Buildings and leasehold improvements	7,004	6,958
Land	1,497	1,570
Construction in progress	582	540

	16,075	15,933
Less: Accumulated depreciation	(4,412)	(3,329)

Property, plant & equipment, net	$11,663	$12,604

        Depreciation expense related to the Company's property, plant and equipment was $2,571 and $2,488 for the years ended April 30, 2015 and 2014, respectively.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

Goodwill

        The changes in the carrying amount of goodwill are as follows:

Balance, May 1, 2013	$227,101
Acquisitions	4,773

Balance, April 30, 2014	231,874
Acquisitions	9,134

Balance, April 30, 2015	$241,008

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 6—GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangibles

        The following table summarizes the gross carrying amounts and accumulated amortization of identifiable intangible assets by major class:

	April 30, 2015
	Acquisition Costs	Accumulated Amortization	Net	Weighted average useful life (years)
Trademark—finite life	$73,700	$9,400	$64,300	20
Tradenames—finite life	1,350	182	1,168	15
Tradename—indefinite life	1,649	—	1,649	*
Customer contract(1)	20,000	5,101	14,899	10
Customer relationships	53,992	5,789	48,203	21
Noncompete agreements	6,930	3,493	3,437	5
Patents	1,270	62	1,208	18
Domain Names—finite life	10	1	9	8
Domain Names—indefinite life	10	—	10	*
Software	2,420	561	1,859	7

	$161,331	$24,589	$136,742	18

*
Not applicable

	April 30, 2014
	Acquisition Costs	Accumulated Amortization	Net	Weighted average useful life (years)
Trademark—finite life	$73,700	$5,714	$67,986	20
Tradenames—finite life	1,350	87	1,263	15
Tradename—indefinite life	680	—	680	*
Customer contract(1)	20,000	3,101	16,899	10
Customer relationships	48,650	2,949	45,701	23
Noncompete agreements	6,820	2,115	4,705	5
Domain Names—finite life	10	—	10	8
Software	1,039	326	713	7

	$152,249	$14,292	$137,957	19

*
Not applicable
(1)
The Company's customer contract relates to a 5-year contract which is being amortized using the straight-line method over an estimated useful life of 10 years. The current contract expires in December 2016. The Company's relationship with the customer began in December 1996 and the contract has been consistently renewed since its inception. The Company believes it has the intent and ability to continue to renew the contract over the term of the asset's life.

        Amortization expense for intangible assets subject to amortization was $10,297 and $9,373 for fiscal 2015 and fiscal 2014, respectively.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 6—GOODWILL AND INTANGIBLE ASSETS (Continued)

        The estimated amortization expense for intangible assets for the next five years is as follows:

2016	$10,498
2017	10,638
2018	9,887
2019	9,234
2020	9,184

NOTE 7—FAIR VALUE MEASUREMENTS

        The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered representative of fair value because of the short-term maturity of these instruments.

        The carrying amounts of the Company's long-term debt approximates fair value, determined using available market information and methodologies requiring judgment, which represents a Level 2 measurement.

        The Company's financial assets and liabilities (including the Company's redeemable common stock, see Note 11) measured on a recurring basis at fair value at April 30, 2015 and April 30, 2014 were as follows:

	April 30, 2015
Asset (Liability)	Level 1	Level 2	Level 3	Total
Interest rate cap agreement	$—	$14	$—	$14
Redeemable common stock	$—	$—	$5,112	$5,112

	April 30, 2014
Asset (Liability)	Level 1	Level 2	Level 3	Total
Interest rate cap agreement	$—	$154	$—	$154
Redeemable common stock	$—	$—	$3,334	$3,334

        Interest rate cap contracts identical to that held by the Company are sold by financial institutions. The valuation price at any measurement date for a contract with identical terms, exercise price, the expiration date, the settlement date, and notional quantities, as the one the Company holds, is used for determining the fair value.

        The fair value of the redeemable common stock was determined by management. The nature of the material assumptions and estimates considered to determine the fair market value of the redeemable common stock are highly complex and subjective. Given the absence of a public trading market of the Company's common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities issued as Compensation, management exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the redeemable common stock including:

  •
  the fact that the Company was a private company with illiquid securities;

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 7—FAIR VALUE MEASUREMENTS (Continued)

  •
  the Company's historical operating results;

  •
  the Company's discounted future cash flows, based on the Company's projected operating results;

  •
  valuations of comparable public companies; and

  •
  the risk involved in the investment, as related to earnings stability, capital structure, competition and market potential.

        For the contemporaneous valuation of the Company's common stock, management estimated, as of the issuance date, the Company's enterprise value on a continuing operations basis, using probability weighted income and market approaches, as described in the Practice Aid. The income approach utilized the discounted cash flow ("DCF") methodology based on the Company's financial forecasts and projections, as detailed below. The market approach utilized the Guideline Public Company and Guideline Transactions methods, as detailed below.

        For the DCF methodology, the Company prepared annual projections of future cash flows through 2020. Beyond 2020, projected cash flows through the terminal year were projected at long-term sustainable growth rates consistent with long-term inflationary and industry expectations. The Company's projections of future cash flows were based on the Company's estimated net debt-free cash flows and were discounted to the valuation date using a weighted-average cost of capital estimated at 10.5% based on market participant assumptions.

        For the Guideline Public Company and Guideline Transactions methods, the Company identified a group of comparable public companies and recent transactions within the Company's industry. For the comparable companies, the Company estimated market multiples based on trading prices and trailing 12 months EBITDA. These multiples were then applied to the Company's trailing 12 months EBITDA. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure. For the comparable transactions, the Company estimated market multiples based on prices paid for the related transactions and trailing 12 months EBITDA. These multiples were then applied to the Company's trailing 12 months EBITDA.

        The increases in the Company's redeemable common stock of $1,778 and $1,092 for the years ended April 30, 2015 and 2014, respectively, are attributable to the increase in the fair value of the Company's common stock.

NOTE 8—OTHER ACCRUED CURRENT LIABILITIES

        Other accrued current liabilities are comprised of the following as of April 30, 2015 and 2014:

	2015	2014
Accrued professional fees	$599	$235
Accrued marketing costs	269	322
Accrued broker commissions	98	133
Other accrued liabilities	775	647

	$1,741	$1,337

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 9—LONG-TERM OBLIGATIONS

        Long-term debt is as summarized below:

	2015	2014
Term Loan under the First Lien Credit Facility, bearing an interest rate based on either a Base Rate (2.00% floor) or LIBOR Rate (1.00% floor), as specified by the Administrative Borrower, plus an applicable margin of between 3.50% - 4.00% or 4.50% - 5.00%, respectively (depending on senior leverage). At April 30, 2015, the contractual, all in Base Rate was 7.25% and the contractual, all in LIBOR Rate was 6.00%. Principal is paid in quarterly installments of $675 through October 2020 with a balloon payment of $255,825 in 2021.	$270,000	$—
Term loan under Second Lien Credit Agreement, bearing an interest rate based on either a Base Rate (2.00% floor) or LIBOR Rate (1.00% floor), as specified by the Administrative Borrower, plus an applicable margin of 7.75% or 8.75%, respectively. At April 30, 2015, the contractual, all in Base Rate was 11.00% and the contractual, all in LIBOR Rate was 9.75%. The balloon payment is due in 2021.	120,000	—
Revolving line of credit under the First Lien Credit Facility, bearing the same interest rate as the term loan, provides for maximum borrowings of $15,000, and expires in October 2019. A commitment fee of 0.5% per annum is payable on the unused portion of the line.	—	—
Term loan, bearing an interest rate based on either a Base Rate (2.25% floor) or LIBOR Rate (1.25% floor), as specified by the Administrative Borrower, plus an applicable margin of 3.75% or 4.75%, respectively. At April 30, 2014, the contractual, all in Base Rate was 7% and the contractual, all in LIBOR Rate was 6%. Principal to be paid in quarterly installments of $542 through October 2018 with a balloon payment of $193,900. A total of $4,250 and $3,000 in voluntary prepayments were made in fiscal 2014 and fiscal 2013 respectively.	—	201,495
Revolving line of credit, bearing the same interest rate as the term loan, provides for maximum borrowings of $13,000 and expires in October 2017. A commitment fee of 0.5% per annum is payable on the unused portion of the line.	—	4,699
Senior Subordinated Promissory Notes ("Notes"), bearing a fixed interest rate of 13.0% per annum (12% cash and 1% payment-in-kind) and maturing in their entirety in April 2019.	—	41,169

Total debt	390,000	247,363
Less current maturities	2,700	6,719
Less OID	6,458	3,399

Long-term debt, net of current portion	$380,842	$237,245

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 9—LONG-TERM OBLIGATIONS (Continued)

        In fiscal 2014, in connection with the Cramer and BV acquisitions, the credit agreement was amended to, among other things, increase the outstanding borrowings under the term loan by $10,000 and $40,857, respectively. The increased term loan borrowings related to the BV acquisition were utilized to pay down $40,000 of the outstanding Notes. As a result of the amendment and the partial prepayment of the Notes, the Company incurred a loss on the extinguishment of debt of $1,664 in fiscal 2014 which resulted from the write-off of unamortized debt issuance costs of $659, unamortized OID of $205 and the payment of a prepayment fee of $800. In fiscal 2015, the credit agreement was further amended to provide $15,000 in borrowings to fund the TP acquisition.

        On February 27, 2015, Hygenic entered into an amended and restated credit agreement ("First Lien Credit Facility") and Second Lien Credit Agreement (collectively the "Credit Agreements") providing total term loan proceeds of $390,000. The previous $13,000 revolving credit facility was replaced with a $15,000 facility. Proceeds from the Credit Agreements were used to redeem the Notes, repay the then outstanding term loan and revolving line of credit borrowings and make a distribution to the Company's stockholders, see Note 10. As a result of the refinancing, the Company incurred a loss on the extinguishment of debt of $1,034 in fiscal 2015 which resulted from the write-off of unamortized debt issuance costs of $523 and the write-off of unamortized original issue discount of $511.

        The Notes provided for a prepayment fee of 3.0% on any prepayment made on or prior to the first year anniversary date of October 11, 2012, 2.0% after the first anniversary date but prior to the second anniversary date, and 0.0% after the second anniversary date. The Second Lien Credit Agreement provides for a prepayment fee of 3.0% on any prepayment made on or prior to the first year anniversary date of February 27, 2015, 2.0% after the first anniversary date but on or prior to the second anniversary date, 1.0% on any prepayment made after the second anniversary date but on or prior to the third anniversary date, subject to exceptions for the prepayment made from the proceeds of a qualified initial public offering. There are no prepayment fees for borrowings under the First Lien Credit Agreement.

        The borrowings under the Credit Agreements are guaranteed by Performance Health Holdings Corp. and each of the Company's domestic subsidiaries. The obligations under the First Lien Credit Facility are secured by a first priority perfected lien in favor of the agent on substantially all of the Company's assets and the assets of the Company's domestic subsidiaries and on 65% of the voting stock and 100% of the non-voting stock the Company holds in the Company's first tier foreign subsidiaries. The obligations under the Second Lien Credit Facility are secured by a second priority perfected lien (or first priority if the First Lien Credit Facility obligations have been discharged) in favor of the agent on substantially all of the Company's assets and the assets of the Company's domestic subsidiaries and on 65% of the voting stock and 100% of the non-voting stock the Company holds in its first tier foreign subsidiaries.

        The Credit Agreements contain numerous affirmative and negative covenants including, but not limited to, the maintenance of certain fixed charge coverage ratios. The Company was in compliance with all covenants as of April 30, 2015.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 9—LONG-TERM OBLIGATIONS (Continued)

        The following is a schedule of maturities of all long-term obligations:

2016	$2,700
2017	2,700
2018	2,700
2019	2,700
2020	2,700
Thereafter	376,500

$390,000

        The Company made interest payments of $20,036 and $19,670 during fiscal 2015 and fiscal 2014, respectively. As of April 30, 2015 and 2014, the Company paid in deferred financing costs of $1,508 and $1,483, respectively.

        The Company has an interest rate cap with a bank to mitigate interest rate risk with respect to certain portions of the variable rate term loan debt. The interest rate cap is at 1.5% on a notional amount of $78,200 and expires on June 30, 2016. The fair value of the interest rate cap was $14 and $154 at April 30, 2015 and 2014, respectively, and is included in prepaid expenses and other in the accompanying consolidated balance sheets.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company uses various leased facilities and equipment in the Company's operations. The terms for these leased assets vary depending on the lease agreement. Net rental expense under operating leases was $333 and $171 for 2015 and 2014, respectively.

        At April 30, 2015, future minimum payments under non-cancelable operating leases were as follows over each of the next five years and thereafter:

Operating Leases
2016	$263
2017	199
2018	132
2019	103
2020	27
Thereafter	40

Total minimum payments	$764

Legal Matters

        The Company is subject to various pending and threatened legal proceedings arising in the ordinary course of business. Although the Company cannot precisely predict the amount of any liability

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 10—COMMITMENTS AND CONTINGENCIES (Continued)

that may ultimately arise with respect to any of these matters, the Company records provisions when it considers the liability probable and reasonably estimable. The Company's provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of the Company's loss provisions, which can be material, affect the Company's financial condition. Due to the inherent uncertainties in the process undertaken to estimate potential losses, the Company is unable to estimate an additional range of loss in excess of the Company's accruals. While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, the Company does not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on the Company's long-term results of operations, liquidity or consolidated financial position.

NOTE 11—REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY

Common Stock

        As of April 30, 2015 and 2014, the Company has authorized 1,000,000 shares of voting common stock having a par value of $0.0001 per share, and 1,000,000 shares of non-voting common stock having a par value of $0.0001 per share, of which 652,875 and 692,274, respectively, were issued and outstanding on April 30, 2015, and 652,875 and 689,173, respectively, were issued and outstanding on April 30, 2014. There are restrictions on the transfer of all shares of common stock, pursuant to the terms of a stockholders' agreement.

        As more fully discussed below, per the stockholders' agreement, certain management stockholders, have a put right with respect to non-voting common shares acquired or received as consideration for either the original acquisition of the Predecessor or for consideration in subsequent acquisitions. Collectively, the shares subject to the put right are known as the "Rollover Shares." In addition, the Company has a call right with respect to certain non-voting common shares acquired by members of management at fair value and on future purchases of non-voting common shares acquired in conjunction with the Company's 2012 Equity Incentive Plan. See Note 12 for further discussion. Collectively, the shares subject to the call right are known as the "Purchased Management Shares."

Call Right on Purchased Management Shares

        In the event of a termination due to death, disability, by the Company without cause, or by the manager, the Company has the option within 120 days of termination to purchase the Purchased Management Shares at fair market value. In the event the Company terminates the manager's employment for cause, the Company has the option within 120 days of termination to purchase the Purchased Management Shares at the lower of then fair market value of the shares or the price paid by the manager to acquire the shares.

Put Right on Rollover Shares

        In the event of a termination, other than for cause, the holders of the Rollover Shares shall have the right to require the Company, upon 30 days prior notice, to repurchase all or any portion of the

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 11—REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY (Continued)

Rollover Shares on a date that is less than 120 days following after such manager ceases to be employed by the Company. The purchase price per share for each such Rollover Shares shall be equal to the fair market value of a share of common stock, determined as of the date as of which such put right is exercised.

        As the events triggering a possible redemption are outside the control of the Company and they are probable of becoming redeemable, the Company classifies the shares and their related redemption value outside of permanent stockholders' equity. Upon the consummation of an initial public offering, the rollover shares become voting common stock. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against retained earnings, or in absence of retained earnings, against additional paid in capital.

        Non-voting common stock subject to redemption is reflected in temporary equity at estimated redemption values of $5,112 and $3,334 at April 30, 2015 and 2014, respectively.

Summary

        During fiscal 2015 and fiscal 2014, 3,101 and 7,628 shares of non-voting common stock were issued for a total price of $500 and $775, to employees of the Company, respectively. All shares were paid for in cash.

        Common stock outstanding at April 30 is as follows:

	2015	2014
Common stock subject to redemption	39,399	36,298
Common stock not subject to redemption	1,305,750	1,305,750

	1,345,149	1,342,048

Distribution to Stockholders

        In February 2015, $134,000 of the net cash proceeds from the Credit Agreements were used to make a distribution to the Company's stockholders. The Credit Agreements place certain restrictions on the payment of future dividends and the making of other distributions to stockholders on all sources of income and retained earnings.

NOTE 12—STOCK-BASED COMPENSATION

        In connection with the acquisition of the Predecessor, the Company adopted the Performance Health Holdings Corp. 2012 Equity Incentive Plan (the "2012 Option Plan"), which was established to provide management and other employees and service providers the opportunity to acquire an ownership interest in the Company. An aggregate of 107,823 shares of non-voting common stock are reserved for issuance pursuant to the 2012 Option Plan. Shares issued under the 2012 Option Plan may be authorized but unissued shares or previously issued shares acquired by the Company. Options granted have a term of no greater than ten years from the date of grant and vest in accordance with a schedule determined at the time the option is granted, generally three to five years. The time-based

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 12—STOCK-BASED COMPENSATION (Continued)

option awards provide for accelerated vesting in the event of a change in control, as defined in the 2012 Option Plan. Termination of employment or service, as applicable, prior to vesting will result in forfeiture of the unvested stock options. Vested stock options will remain exercisable by an employee or other service provider after termination, subject to the terms of the 2012 Option Plan.

        Options awarded under the 2012 Option Plan vest based on the passage of time ("time vesting"), the performance of a certain event ("performance vesting"), the attainment of a market condition ("market vesting"), or a combination of the preceding, as defined in the stock option agreements. Awards may require one or multiple conditions for vesting. Options with performance or market-based conditions are generally subject to a required service period along with the performance or market conditions. The Company may, at its own discretion, accelerate the vesting or exercisability of an award. Options have an exercise price equal to the fair value of the Company's common stock at the time of grant. The stock option agreements provide for restrictions on the exercise and transfer of options.

        A total of 107,823 and 106,500 options were outstanding under the 2012 Option Plan at April 30, 2015 and 2014, respectively, of which 43,289 and 42,600 were considered time vesting options for each respective year-end.

        Stock-based compensation cost is measured at grant date, based on the estimated fair value of the award. For time vesting options, stock-based compensation expense is recognized over the awards' requisite service period using the straight-line attribution method, less an estimate for expected forfeitures. For performance vesting options, compensation expense is recognized when achievement of the performance condition is deemed probable. For performance and market based awards which also require a service period, the Company uses straight-line expense attribution over the longer of the derived service period or when the performance or market condition is satisfied. The Company's performance-based options also contain a market-based condition necessary for vesting. Since the performance condition is currently not deemed probable, no compensation expense has been recognized with respect to these options for the years ended April 30, 2015 and 2014. The Company uses the Black-Scholes valuation model, or, in the case of awards with market-based conditions, a Monte Carlo valuation model, to determine the fair value of stock options. The Black-Scholes valuation model includes various assumptions, including the expected volatility, the expected term of the award, dividend yield, and the risk-free interest rate.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the weighted average assumptions noted in the table below. Expected volatilities are based on comparable companies. The Company uses appropriate historical data, as well as current data, to estimate option exercise and employee termination behaviors. The expected terms of the options granted was estimated using the simplified method as the Company is a privately-held company with no exercise history. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the granted options. The expected dividend yield reflects the Company's current and expected future policy for dividends on the Company's common stock.

	2015	2014
Fair value per share of underlying shares	$120	$67
Expected volatility of underlying stock	47.0%	51.8%
Risk-free interest rate	1.76%	2.03%
Expected term (years)	6.5	6.5
Expected dividend yield	none	none

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 12—STOCK-BASED COMPENSATION (Continued)

        Based on the Company's evaluation of historical forfeitures and expectations regarding future employee turnover the Company has chosen to use an expected annual forfeiture rate of 3.0% for the recognition of stock compensation expense.

        These assumptions involve inherent uncertainties based on market conditions which are generally outside the Company's control. Changes in these assumptions could have a material impact on stock-based compensation costs recognized in the consolidated financial statements.

        The weighted average fair value for service-based options granted was $41.25 and $28.52 for options granted during fiscal 2015 and fiscal 2014, respectively.

        Summarized below is stock option activity for the time-based awards for 2015 and 2014:

	Awards	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (yrs.)
Outstanding at May 1, 2013	34,600	10.00
Granted	8,400	10.00
Exercised	—	—
Forfeited, expired or repurchased	(400)	10.00

Outstanding at April 30, 2014	42,600	10.00
Granted	2,129	175.08
Exercised	—	—
Forfeited, expired or repurchased	(1,440)	10.00

Outstanding at April 30, 2015	43,289	18.12	$5,117	7.8

Vested and expected to vest at April 30, 2015	40,501	17.45	$4,805	7.8
Exercisable at April 30, 2015	14,784	10.00	1,826	7.6

        Summarized below is stock option activity for the performance-based awards for fiscal 2015 and fiscal 2014:

	Awards	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (yrs.)
Outstanding at May 1, 2013	51,900	10.00
Granted	12,600	10.00
Exercised	—	—
Forfeited, expired or repurchased	(600)	10.00

Outstanding at April 30, 2014	63,900	10.00
Granted	3,194	175.08
Exercised	—	—
Forfeited, expired or repurchased	(2,560)	10.00

Outstanding at April 30, 2015	64,534	18.12	$5,117	7.8

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 12—STOCK-BASED COMPENSATION (Continued)

        The Company has certain repurchase options with respect to shares issued through exercise of stock options. See Note 11.

        The total amount of non-cash compensation expense recognized and reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended April 30, 2015 and 2014 was $1,341 and $356 respectively. Included in non-cash compensation expense for the year ended April 30, 2014 is $232 in stock-based compensation expense related to the sale of 6,628 shares of non-voting common stock to certain members of management at a purchase price below the fair value of the shares.

        At April 30, 2015, the total amount of unrecognized compensation expense related to awards with time vesting was $1,775. This amount is expected to be recognized in compensation expense over a weighted average period of 2.8 years.

        In fiscal 2015, based on the distribution to stockholders described in Note 11, the Company reduced the exercise price of all options issued prior to March 20, 2015 by $90. As a result of this modification, the Company recognized incremental compensation cost of $1,185 during the year ended April 30, 2015.

NOTE 13—COMPUTATION OF EARNINGS PER SHARE

        Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted-average number of shares of common stock outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method, which includes stock options. The following table sets forth the computation of basic and diluted earnings per share:

	For Fiscal Year Ended April 30,
	2015	2014
Net Income	$6,890	$2,629

Basic weighted average common shares outstanding	1,344,749	1,337,220
Effect of potentially dilutive options	6,823	—

Diluted weighted average common shares outstanding	1,351,572	1,337,220

Earnings per common share:
Basic	$5.12	$1.97
Diluted	$5.10	$1.97

        Additionally, for fiscal 2015 and fiscal 2014 there were 1,600 and 42,600 shares attributable to outstanding stock-based awards that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 14—OTHER COMPREHENSIVE INCOME

        The table below presents accumulated other comprehensive income (loss) ("AOCI"), which affects equity and results from recognized transactions and other economic events, other than transactions with owners in their capacity as owners.

        OCI consisted of the following at April 30, 2015 and 2014:

	2015	2014
Components of Accumulated Other Comprehensive (Loss) Income:
Cumulative translation adjustment	$(935)	$149

Accumulated other comprehensive (loss) income, net of tax	$(935)	$149

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended April 30,
	2015	2014
Cash paid for interest	$20,036	$19,670
Cash paid for income taxes	10,488	2,970
Unpaid purchases of property and equipment	$147	$73

NOTE 16—GEOGRAPHIC INFORMATION

        The Company has determined that it conducts business within one operating and reportable segment that has six facilities worldwide including corporate offices, sales and marketing, new product development, manufacturing, warehousing and distribution. The Company has commercial operations based in the U.S., Europe, Latin America, Asia Pacific and Africa.

        The following table provides net sales for the year ended April 30, 2015 and 2014 by geography:

	2015	2014
Net Sales by Geography
United States	$118,508	$92,112
International	27,686	23,650

Total Net Sales	$146,194	$115,762

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 16—GEOGRAPHIC INFORMATION (Continued)

        The following table provides total net property, plant and equipment and total assets by geography as of April 30, 2015 and 2014:

	2015	2014
Property, plant and equipment, net
United States	$9,917	$10,186
International	1,746	2,418

Total Property, plant and equipment, net	$11,663	$12,604

Total Assets
United States	$437,919	$422,148
International	5,275	6,746

Total Assets	$443,194	$428,894

NOTE 17—INCOME TAXES

        Income from operations before income taxes consists of the following:

	Year Ended April 30,
	2015	2014
United States	$11,214	$7,111
Foreign	1,035	(936)

	$12,249	$6,175

        The provision (benefit) for income taxes consists of the following:

	Year Ended April 30,
	2015	2014
Current
Federal	$5,560	$2,633
State	974	445
Foreign	958	133

Total current	7,492	3,211
Deferred
Federal	(2,574)	(3,366)
State	526	3,702
Foreign	(85)	(1)

Total deferred	(2,133)	335

Total provision for income taxes	$5,359	$3,546

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 17—INCOME TAXES (Continued)

        The principal components of the Company's deferred tax balances are as follows:

	Year Ended April 30,
	2015	2014
Deferred Tax Assets:
Allowance for doubtful accounts and sales returns	$186	$102
Inventory	775	855
State net operating loss carryforwards	97	194
Accrued liabilities	513	139
Stock-based compensation	690	183
Prepaid interest rate cap	149	—
Federal benefit of uncertain tax positions	174	95
Other	21	35

Total deferred tax assets	2,605	1,603

Deferred Tax Liabilities:
Property and equipment	(1,402)	(1,669)
Intangible assets	(42,115)	(42,845)
Other	(289)	(422)

Total deferred tax liabilities	(43,806)	(44,936)

Net deferred tax liability	$(41,201)	$(43,333)

        At April 30, 2015 and 2014, current deferred tax assets were $1,501 and $1,096 and current deferred tax liabilities were ($289) and ($422), respectively. Also, at April 30, 2015 and 2014, non-current deferred tax assets were $1,104 and $507 and non-current deferred tax liabilities were ($43,517) and ($44,514), respectively.

        A reconciliation of the effective tax rate compared to the statutory U.S. federal tax rate is as follows:

	Year Ended April 30,
	2015		2014
		%		%
Income tax provision at statutory rate	$4,287	35.0%	$2,161	35.0%
Domestic production activities deduction	(407)	(3.3)	(242)	(3.9)
Nontaxable bargain purchase gain	—	—	(795)	(12.9)
State income taxes, net of federal income tax benefit	332	2.7	46	0.7
Increase in net deferred tax liability resulting from a change in the effective state tax rate	459	3.7	2,500	40.5
Foreign tax (benefit) provision	435	3.6	—	0.0
Uncertain tax positions	203	1.7	165	2.7
Return to provision adjustments	(107)	(0.9)	(343)	(5.6)
Other	157	1.3	54	0.9

Total provision for income taxes	$5,359	43.8%	$3,546	57.4%

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 17—INCOME TAXES (Continued)

        Gross unrecognized tax benefits are as follows:

	Year Ended April 30,
	2015	2014
Balance—beginning of year	$252	$76
Additions based on tax positions related to the current year	225	176

Balance—end of year	$477	$252

        The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $310 and $164 at April 30, 2015 and April 30, 2014, respectively. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. The Company recognized $58 and $54 of interest and penalties related to uncertain tax positions for the years ended April 30, 2015 and April 30, 2014, respectively. The Company has accrued $139 and $81 for the payment of interest and penalties as of April 30, 2015 and April 30, 2014, respectively. The Company does not anticipate any events or circumstances that would cause a significant change to these uncertainties during 2016. The Company is subject to taxation in the United States and various state and foreign jurisdictions and is generally open to examination from the year ended April 30, 2012 forward.

        The Company has state and local net operating loss carryforwards available of $3,381 and $8,018 as of April 30, 2015 and April 30, 2014, respectively, expiring in various years from 2016 through 2034. The Company has not provided a valuation allowance on the state and local net operating loss carryforwards as management believes it is more likely than not that the Company will be able to utilize the carryforwards prior to expiration.

        The Company does not provide for United States income taxes on the outside basis difference in its investment in HCM-Hygenic Corporation (Malaysia) SDN BDH, a wholly-owned foreign subsidiary. The undistributed earnings are indefinitely reinvested in operations outside of the United States. The cumulative basis difference upon which United States income taxes have not been provided is approximately $3,700 and $2,900, as of April 30, 2015 and 2014, respectively. The amount of unrecognized deferred tax liability related to the basis difference is estimated to be $1,300 and $1,000 as of April 30, 2015 and 2014, respectively. The calculation of the unrecognized deferred tax liability excludes any potential U.S. tax benefit associated with a corresponding foreign tax credit.

        Beginning November 1, 2013, the Company initiated a process to liquidate its Germany affiliate, Performance Health GmbH i.L. The liquidation process is ongoing and is expected to be completed by the end of December 2015. As a result of the liquidation, all remaining operating assets of the company have been transferred to Hygenic Corporation. A non-recurring tax accrual of approximately $600 has been accounted for in recognition of the German corporate, trade and solidarity surcharge taxes associated with the exportation of appreciated intangible assets. The tax accrual is included in foreign tax expense for the Company's fiscal year ended April 30, 2015.

PERFORMANCE HEALTH HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

NOTE 18—SAVINGS PLANS

        The Company sponsors 401(k) profit sharing plans covering substantially all full-time employees under either the Hygenic, Cramer or TP plans (collectively the "Plans"). The Company contributions to the Plans are at the discretion of the board of directors. Participants' non-forfeitable interest in Company contributions increases with each year of completed service. Currently, participants in the Hygenic plan become fully vested in Company contributions upon two years of completed service, while the participants in the Cramer and TP plans vest based on the following years of credited service schedule:

Years	Vested %
2	20%
3	40%
4	60%
5	80%
6 or more	100%

        Matching contributions to the Plans were $481 and $346 for 2015 and 2014, respectively.

NOTE 19—RELATED PARTY TRANSACTIONS

        In accordance with the management agreement between the Company and Gridiron, the majority stockholder of the Company, the Company is obligated, through December 31, 2022, to pay advisory fees of $1,000 per annum. In addition, the Company is obligated to pay transaction fees of 1% of the gross purchase price related to the consummation of a material financing or business acquisition. The Company incurred $1,000 in advisory fees for both fiscal 2015 and fiscal 2014. Transaction related fees paid to Gridiron were $1,715 and $250 for fiscal 2015 and fiscal 2014, respectively. The Company reimbursed expenses to Gridiron in the amount of $119 and $52 for fiscal 2015 and fiscal 2014, respectively. In February 2015, the Company made a $134,000 distribution to the stockholders of which, Gridiron received $60,468.

NOTE 20—SUBSEQUENT EVENTS

        The Company evaluated its financial statements for subsequent events through September 11, 2015, the date that the financial statements were available to be issued. No reportable events have occurred.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fees		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

TOTAL	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of the State of Delaware provides as follows:

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation and by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

        We intend to enter into indemnification agreements with our directors. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

        The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

        We maintain directors' and officers' liability insurance for the benefit of our directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

        In the last three years, we have issued or sold the following unregistered securities:

        In October 2012, we issued 1,329,820 shares of common stock for aggregate consideration of $132,981,975.60. All these shares were issued without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were used in connection with the transactions.

        In December 2012, we issued 6,320 shares of common stock for aggregate consideration of $632,000. All these shares were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act.

        From April 2013 through April 2014, we issued 7,628 shares of common stock for aggregate consideration of $775,000. All these shares were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act.

        In June 2014, we issued 3,101 shares of common stock for aggregate consideration of $500,000. All these shares were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act.

        Between October 11, 2012 and March 20, 2015, we issued options to purchase an aggregate of 116,823 shares of our common stock under our 2012 Equity Plan. All these shares were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (1)   That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   That in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (4)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of            on the day of                        , 2015.

Performance Health Holdings Corp.
By:
	Name:	Marshall Dahneke
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marshall Dahneke, Niels Lichti and Rocco Mango and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                        , 2015.

Signature	Title

Marshall Dahneke	Chief Executive Officer and Director (Principal Executive Officer)
Niels Lichti	Chief Financial Officer (Principal Accounting and Principal Financial Officer)
Thomas A. Burger, Jr.	Director
Michael Celano	Director
Eugene P. Conese, Jr.	Director

Signature	Title

Kevin Jackson	Director
Mark Larsen	Director
Stephen Knox	Director

EXHIBIT LIST

Exhibit number		Description of exhibit
1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation
3.2	*	Amended and Restated Bylaws
4.1	*	Investor Rights Agreement
5.1	*	Opinion of Ropes & Gray LLP
10.1	*	Performance Health Holdings Corp. (f/k/a PHW Holdings, Inc.) 2012 Equity Incentive Plan
10.2	*	Form of Stock Option Certificate under the Performance Health Holdings Corp. (f/k/a PHW Holdings, Inc.) 2012 Equity Incentive Plan
10.3	*	2016 Omnibus Incentive Plan
10.4	*	Form of Stock Option Award Agreement under the 2016 Omnibus Incentive Plan
10.5	*	Employment and Non-Competition Agreement with Marshall Dahneke, dated October 11, 2012
10.6	*	Employment and Non-Competition Agreement with Rocco Mango, dated March 7, 2014
10.7	*	Employment and Non-Competition Agreement with Niels Lichti, dated October 11, 2012
10.8	*	Letter Agreement between Performance Health Holdings Corp. (f/k/a PHW Holdings, Inc.) and Mark Larsen, dated April 8, 2013
10.9	*	Letter Agreement between Performance Health Holdings Corp. (f/k/a PHW Holdings, Inc.) and Stephen Knox, dated August 21, 2013
10.10	*	Letter Agreement between Performance Health Holdings Corp. (f/k/a PHW Holdings, Inc.) and Michael Celano, dated September 1, 2015
10.11	*	Form of Indemnification Agreement for Directors
10.12	*	Performance Health Holdings Corp. 2016 Bonus Plan
10.13	*
Amended and Restated Credit Agreement dated as of February 27, 2015, by and among The Hygenic Corporation, the lenders party thereto, NXT Capital LLC, GCI Capital Markets LLC and Madison Capital Funding LLC
10.14	*	Second Lien Credit Agreement dated as of February 27, 2015 by and among The Hygenic Corporation, the lenders party thereto and Ares Capital Corporation, as amended.
21.1	*	Subsidiaries of Performance Health Holdings Corp.
23.1	*	Consent of Independent Registered Public Accountant.
23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.